Exhibit 99.2

Global gaming leader

ANNUAL REPORTS

AND ACCOUNTS 2015

International Game Technology PLC

Annual Reports and Accounts 2015

Who we are and what we do

International Game Technology PLC is the world’s leading provider of end-to-end gaming solutions with cutting-edge technology, innovative content, and expertise that drive customer and player demand.

We are uniquely positioned to provide the government-sponsored and commercial gaming industry with proven solutions for commercial gaming, lottery, interactive, and social gaming, through every channel across the spectrum, including retail, web, and mobile.

Our portfolio is geographically balanced across U.K., Europe and America with a diversified product line.

International Game Technology PLC is listed on the New York Stock Exchange.

Visit us online
www.igt.com
IGT PLC

Annual Reports and Accounts 2015

Contents

1.	STRATEGIC REPORT	4

	BUSINESS OVERVIEW AND PERFORMANCE	5

	KEY PERFORMANCE INDICATORS	19

	FUTURE STRATEGY	32

	PRINCIPAL RISKS AND UNCERTAINTIES	35

2.	DIRECTORS’ REMUNERATION REPORT	45

3.	DIRECTORS’ REPORT	69

4.	INDEPENDENT AUDITOR’S REPORT	76

5.	FINANCIAL STATEMENTS	79

	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	79

	INDEX TO COMPANY FINANCIAL STATEMENTS	197

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Annual Reports and Accounts 2015

1.         STRATEGIC REPORT

The board of directors (the “Directors”) present their Strategic Report on International Game Technology PLC (“IGT PLC” or the “Company”) and its subsidiaries (the “Group”) for the year ended 31 December 2015.

OVERVIEW

Financial highlights

-         $4.7 billion in revenues

-         Operating profit of $469.3 million

-         $128.5 million as net losses after income tax

-         Generated $1.144 billion in cash from operating activities

-         Achieved $110 million in cash synergy savings

-         Increased annual cost synergy target to $270 million from $230 million

-         Initiated quarterly cash dividend of $0.20 per ordinary share

-         Invested $278 million in R&D

Corporate highlights

-      Headed by IGT PLC, rebranded the Group

-      Finalised the merger of International Game Technology and GTECH into one combined group

-      Moved from Italian Stock Market and listed on the New York Stock Exchange

-      Defined and implemented new consolidated organisation

-      IGT PLC is now uniquely positioned to provide the government-sponsored and commercial gaming industries with proven solutions and products

Operational highlights

-         Introduced Aurora Platform

-         Launched new integrated website

-         Launched GTECH game portfolio on Doubledown casino

-         Over 12,543 employees, 69%:31% male, female split

-         Directors 85%:15% male, female split

-         Senior management 78%:22% male, female split

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Annual Reports and Accounts 2015

BUSINESS OVERVIEW AND PERFORMANCE

IGT PLC is the world’s leading end-to-end gaming company, operating and providing an integrated portfolio of leading-edge technology products and services across all gaming markets, including: lottery management services, online and instants lotteries, electronic gaming machines, sports betting, interactive gaming, and commercial services. IGT PLC provides business-to-consumer (“B2C”) and business-to-business (“B2B”) products and services to customers in more than 100 countries.

IGT PLC’s integrated portfolio of technology, products, and services, including its best-in-class content, is shaping the future of the gaming industry by delivering the innovation that players want. IGT PLC enables players to experience their favourite games across all channels and regulated segments, from gaming machines and lotteries to interactive and social gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise, and leading-edge technology, IGT PLC’s gaming solutions anticipate the demands of consumers wherever they decide to play, providing IGT PLC’s customers with leading-edge solutions.

The Company strives to create shareholder value by adhering to the highest levels of service, integrity, responsibility, and innovation. Social responsibility is vital and IGT PLC is committed to responsible gaming, giving back to IGT PLC’s communities, and doing IGT PLC’s part to protect the environment.

Below is a summary table of IGT PLC’s business model:

IGT PLC is headquartered in London, with operating centres located in Providence (Rhode Island, U.S.), Las Vegas (Nevada, U.S.), and Rome (Italy). IGT PLC is organised into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International, and Italy. Each of these segments operate and provide a full range of gaming products and services. Hardware and software development, and manufacturing are centralised in North America. The Company had over 12,000 employees as at 31 December 2015.

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Annual Reports and Accounts 2015

IGT PLC was formed as a business combination shell company on 11 July 2014 under the name Georgia Worldwide Limited. On 16 September 2014, it changed its legal name to Georgia Worldwide PLC, and on 26 February 2015, it changed its legal name to International Game Technology PLC. Prior to the Mergers (as explained below), IGT PLC did not conduct any material activities other than those incident to its formation and the matters contemplated by the agreement for the mergers (the “Merger Agreement”), such as the formation of Georgia Worldwide Corporation, the making of certain required securities law filings and the preparation of the proxy statement/prospectus filed in connection with the Mergers.

Acquisition of International Game Technology

The Mergers

IGT PLC is the successor of GTECH S.p.A. (“GTECH”), an Italian corporation (società per azioni), and the parent of International Game Technology (“IGT”), a Nevada corporation.

On 15 July 2014, the Company, GTECH, GTECH Corporation (now IGT Global Solutions Corporation), Georgia Worldwide Corporation (“Sub”) and IGT signed the Merger Agreement. On 4 November 2014, the Holdco Merger (as defined below) was approved at an extraordinary general meeting of GTECH, and on 10 February 2015, the Subsidiary Merger (as defined below) was approved at a special shareholders’ meeting of International Game Technology. On 7 April 2015, GTECH merged with and into the Company, and IGT merged with and into Sub, with IGT surviving the Subsidiary Merger, all pursuant to the Merger Agreement. The objective of the Mergers was to combine GTECH’s and IGT’s businesses.

On 7 April 2015, GTECH acquired IGT through:

•       The merger of GTECH with and into IGT PLC (the “Holdco Merger”), and

•       The merger of Sub, a Nevada corporation and a wholly owned subsidiary of IGT PLC, with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

Business Segments

North America Gaming and Interactive

The North America Gaming and Interactive (“NAGI”) segment develops and delivers leading games, systems and solutions for land-based casinos, Interactive for-wager online play, and the DoubleDown Casino play-for-fun social casino app. The segment is responsible for research and development (“R&D”) for commercial gaming products that are distributed to casinos throughout the world. NAGI is headquartered in Las Vegas (Nevada, U.S.), and has sales offices throughout North America. NAGI provides a full suite of casino-related products and solutions to its commercial, government and tribal customers in the U.S. and Canada.

For land-based casino customers, NAGI provides Company leadership in the development and distribution of Global Premium Product, including licensed content such as Wheel of Fortune® slots. In addition, the Global Core Product organisation within NAGI develops slot themes and video poker themes such as Game King®.

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Annual Reports and Accounts 2015

The NAGI segment includes revenue from the sale or lease of commercial gaming machines and software to casinos and government entities in the U.S. and Canada.  NAGI also develops, sells and licenses Casino Management Systems. These systems help casino customers to increase operational efficiencies and enhance player engagement by delivering personalised player amenities and promotional offers.  Additionally, service revenue is generated for commercial gaming from the maintenance of machines and systems. NAGI also generates revenue from its DoubleDown Casino social casino app, where customers purchase virtual currency for use in non-wagering interactive games (“play for fun”) played over the Internet including desktop and mobile devices.

IGT PLC’s advanced cross-platform content delivery system, IGT Casino remote game server (“rgs”), enables interactive Gaming (“iGaming”) operators of for-wager online interactive properties to access the Company’s vast content library to provide players with their favourite casino content on desktop and mobile devices.  The Company’s content powers the leading selection of iGaming sites for regulated betting markets around the world.

IGT PLC’s Global Operations organisation, including Global Manufacturing Operations, is based in Reno (Nevada, U.S.) and is the primary manufacturer of all NAGI products in addition to a number of other products for other IGT PLC business segments such as Lottery.

North America Lottery

The North America Lottery segment develops and delivers innovative and future-focused Lottery solutions, further enhancing the global leadership of IGT PLC in the Lottery segment. This business segment is headquartered in Providence, Rhode Island and provides North America World Lottery Association (“WLA”) customers with a single point of contact, leveraging IGT PLC’s full lottery product suite. IGT PLC supports 40 of the 45 U.S. lotteries. North America Lottery performs R&D for all Lottery-related products globally.

North America Lottery includes revenue related to the sale or lease of lottery central system hardware and software, and the sale or lease of lottery and gaming terminals to government entities. The majority of the revenue IGT PLC earns in the North America Lottery segment is derived from lottery contracts. IGT PLC is the lottery management services provider in three U.S. jurisdictions-Illinois, Indiana, and New Jersey. In each jurisdiction, IGT PLC manages the day-to-day operations of the lottery and its core functions, subject to lottery oversight.

The North America Lottery segment also includes revenue generated from the sale of physical scratch tickets to government entities. Government-sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket production and shipment. It also typically includes marketing and research support. A primary printing contract can also include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games.

In the U.S., lottery revenues are frequently designated for particular purposes, such as education, economic development, conservation, transportation and aid to the elderly. Many states have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

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Annual Reports and Accounts 2015

International

The International segment is a global leader in delivering innovative end-to-end solutions across all channels and regulated gaming segments. This segment is responsible for the strategic development and operation management for all markets in EMEA, Central and Latin America (including Mexico), the Caribbean, Asia Pacific, and Oceania, across IGT PLC’s entire product portfolio. IGT PLC offers a variety of interactive gaming products within the International segment, including poker, casino, bingo and mobile systems. IGT PLC’s global strategy capitalises on our North America experience, while customising products for foreign languages, unique local preferences, and regulatory requirements.

International includes revenue from the sale or lease of commercial gaming machines and software to casinos and government entities, and from the sale or hosting or real-money interactive wagering games played over the internet. This segment also includes revenue from the sale or lease of lottery central system hardware and software, and the sale or lease of lottery terminals to government entities. Additionally, International includes revenue from the sale of physical scratch tickets to government entities, and professional services in the form of lottery facility management and lottery operation fees. Legalised online real-money gaming in certain regulated international markets also continues to make a contribution. IGT PLC offers a variety of interactive gaming products within the International segment, including poker, casino, bingo and mobile systems

Italy

The majority of the revenue IGT PLC earns in the Italy segment is derived from Lottery and Machine Gaming concessions. The Italy segment operates and provides a full range of B2C gaming products including all five product lines of IGT PLC:

•     Lottery – operation of instant and traditional lotteries;

•     Machine Gaming – operates in the machine gaming concession in Italy;

•     Sports Betting – Sports events and non-sports events connected with current affairs;

•     Commercial Services – offers high-volume transaction processing of commercial transactions, collection and payment services, money transfer services, fidelity card services, and stamp duty services; and

•     Interactive Gaming – provides all of the games currently authorised in the Italian market, including skill games and other board and soft games.

Lottery

Since 1993, IGT PLC has been the sole concessionaire for the Italian Lotto game. IGT PLC has gained substantial experience in managing all the activities along the lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotion, operating data transmission networks and processing centres, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. In Italy, IGT PLC also has been the sole concessionaire for instant ticket lotteries and traditional lotteries, which are games involving pre-printed paper tickets (called Gratta & Vinci) and draw-based, which are conducted through computerised systems in which lottery terminals are connected to a central computer system.

Machine Gaming

In IGT PLC’s machine gaming concession in Italy, IGT PLC directly manages amusement with prize (“AWP”) machines and video lottery terminals (“VLTs”) that are installed in various retail outlets linked to a central system. IGT PLC collects the wagers, deducts the applicable gaming taxes, and pays out prizes to winners and fees to retailers. The service revenue earned is generally based on a percentage of wagers (net of applicable gaming taxes). IGT PLC also provides systems and machines to other machine gaming concessionaires, either as a product sale or with long term fee-based contracts.

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Sports Betting

IGT PLC, as concessionaire, offers a sports betting platform comprised of a core engine and associated support modules which serves leading lotteries and commercial operators around the world. IGT PLC also provides secure retail betting solutions, point-of-sale display systems, call centre facilities, Internet betting technology, and fixed odds or pool betting options.

Interactive

IGT PLC provides all of the Internet games currently authorised in the Italian market, including skill games such as poker and other board and skill games, bingo, casino games such as roulette and blackjack and reel games, live dealer roulette, blackjack, baccarat, and poker; horse and sports betting (fixed odds), pool games, such as a local game based on soccer events (pari-mutuel), virtual betting on events such as car, motorcycle, horse, and dog races and tennis or soccer matches, lottery including Lotto and “10 and Lotto” and Superenalotto with “Win for Life,” “Eurojackpot”; and instant lottery (iGratta eVinci on Line).

Commercial Services

IGT PLC provides collection and payment services in Italy for the payment of utility bills, local fines and duties and also collects payments due on behalf of creditors and offers money transfer services as well as top-ups for digital terrestrial TV cards, payment of car road taxes, fidelity card services and stamp duty services. IGT PLC’s commercial services network comprises about 70,000 points of sale divided among tobacconists, bars, petrol stations, newspaper stands and motorway restaurants.

Products and Services

Lottery

IGT PLC’s lottery services are provided through concession or operator contracts (also referred to as lottery management services arrangements), facilities management contracts, and product sales contracts. In the majority of jurisdictions, lottery authorities generally award contracts through a competitive bidding process. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process.

IGT PLC supplies a unique set of solutions to nearly 100 customers worldwide. IGT PLC designs, sells and operates a complete suite of lottery-enabled point-of-sale terminals that are electronically linked with a centralised transaction processing system that reconciles lottery funds between the retailer, where a transaction is enabled, and the lottery authority. Among those solutions, IGT PLC provides and operates highly secure, online lottery transaction processing systems which are capable of processing over 500,000 transactions per minute. IGT PLC provides more than 500,000 point-of-sale devices to lotteries that IGT PLC supports worldwide.

IGT PLC is also a major instant ticket game supplier. As an end-to-end provider of instant tickets and related services, IGT PLC specialises in the fast delivery of high-quality instant ticket games and provides printing services, instant ticket marketing plans and graphic design, programming, production, packaging, shipping and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores. IGT PLC is the global leader in terms of deployments and sales for Lottery Vending Machines that sell instant tickets as well as draw based games. Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two to five years with extension opportunities.

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IGT PLC has developed and continues to develop new lottery games, licenses new game brands from third parties and installs a range of new lottery distribution devices, all of which are designed to maintain a strong level of same store sales growth for IGT PLC customers. In connection with its delivery of lottery services, IGT PLC actively advises its customers on growth strategies.

IGT PLC also provides marketing services, in particular retail optimisation and branding. IGT PLC employs marketing and sales staff who are directly responsible for developing and helping execute marketing programs that grow sales of lottery games. IGT PLC also works closely with lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategy.

IGT PLC operates or acts in a growing number of jurisdictions as the provider of lottery management services and is responsible for supporting the day-to-day operations of the lottery and its core functions. In this respect, IGT PLC leverages its years of experience accumulated from being the sole concessionaire for the Italian Lotto game, the world’s largest lottery, which includes management of all of the activities along the lottery value chain.

The lottery technology business is highly competitive and subject to strong price-based competition. IGT PLC’s primary competitors in the lottery technology business include Scientific Games Corporation and Intralot S.A. The instant tickets production business is also highly competitive and subject to strong price-based competition. IGT PLC’s competitors in the U.S. include Scientific Games Corporation and Pollard Banknote Limited.  Internationally, a number of instant ticket game vendors compete with IGT PLC including the competitors mentioned above, as well as diversified printing companies such as Eagle Press of India.

The private manager, operator and licensee sector continues to emerge globally.  Competitors in this market primarily consist of a handful of commercial lottery operators active mainly in their domestic markets, such as Tattersalls, Sisal S.p.A. (“Sisal”), Sazka, and OPAP, and also includes a few commercial lottery operators, such as IGT PLC and Camelot, which compete globally.  IGT PLC is the leading commercial operator in the U.S. and manages the day-to-day operations of the Illinois, Indiana, and New Jersey lotteries and their core functions, subject to the state’s control over all significant business decisions. Camelot U.K. Lotteries Ltd. operates the U.K. National Lottery and the Ireland National Lottery.

Concessions and Lottery Management Agreements (“LMA”). A portion of IGT PLC’s revenues, primarily from its Italy segment, is derived from operating contracts. Under certain operating contracts, IGT PLC manages all the activities along the lottery value chain, including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centres, training staff, providing retailers with assistance and supplying materials for the games. The service revenues IGT PLC earns in return for operating these concessions are based on a percentage of wagers. For certain concessions this percentage decreases as the total wagers increase during an annual period, while for others the fee is fixed based on the percentage of wagers. In the U.S., IGT PLC is the lottery management services provider in three U.S. jurisdictions – Illinois, Indiana and New Jersey.  In each jurisdiction, IGT PLC manages the day-to-day operations of the lottery and its core functions subject to lottery oversight. In Illinois and New Jersey, IGT PLC provides lottery management services as part of a joint venture or consortium, respectively, and in Indiana through a wholly-owned subsidiary.

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Facilities Management Contracts (“FMC”). IGT PLC’s facilities management contracts typically require IGT PLC to construct, install and operate the lottery system for an initial term, which is typically five to ten years. IGT PLC’s facilities management contracts usually contain options permitting the lottery authority to extend the contract under the same terms and conditions, or similar or predetermined terms and conditions, for additional periods, generally ranging from one to five years. IGT PLC’s customers also occasionally renegotiate extensions on different terms and conditions. IGT PLC’s revenues under facilities management contracts are generally service fees which are paid to IGT PLC directly from the lottery authority based on a percentage of such lottery’s gross online and instant ticket sales. Under a number of IGT PLC’s facilities management contracts, in addition to constructing, installing and operating the lottery systems, IGT PLC provides a wide range of support services and equipment for the lottery’s instant ticket games, such as marketing, distribution and automation of validation, inventory and accounting systems, for which IGT PLC receives fees based upon a percentage of the sales of the instant ticket games. In limited instances, IGT PLC provides instant tickets and online lottery systems and services under the same facilities management contract. The majority of IGT PLC’s North American Lottery revenues are earned under FMCs.

Product Sales Contracts. Under product sales contracts, IGT PLC constructs, sells, delivers and installs turnkey lottery systems or lottery equipment and licenses the software for a fixed price, and the lottery authority subsequently operates the lottery system or equipment. IGT PLC also sells additional terminals and central computers to expand existing systems and/or replace existing equipment under product sales contracts and will also provide ancillary maintenance and support services related to the systems and equipment sold and software licensed.

Machine Gaming

IGT PLC designs, develops, manufactures and provides cabinets, games, systems and software for customers in legal gaming markets throughout the world under fixed fee, participation and product sales contracts. IGT PLC holds more than 400 global gaming licenses, including from the Nevada Gaming Commission.

IGT PLC offers a diverse range of machine cabinets which land-based customers can choose from to maximise functionality, flexibility, and player comfort. In addition to cabinets, IGT PLC develops a wide range of Casino games taking into account local jurisdictional requirements, market dynamics and player preferences. IGT PLC casino games typically fall into two categories: Core and Premium.

•      Core games (which comprises core video reel, core mechanical reel and core video poker) are typically sold and in some situations leased to customers.

•      Premium games includes:

o     Wide Area Progressives (“WAP”) which are games that are linked across several casinos and/or jurisdictions and share a large common jackpot.  An example of a WAP offered by IGT PLC is Megabucks.

o     Multi-Level Progressives are games which are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots.  An example of a multi-level progressive game offered by IGT PLC is Party Time.

Premium games are typically not sold to customers but instead provided on a revenue sharing or daily fee (lease) basis.

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IGT PLC also produces other types of games including:

•     Central Determinant games which are games connected to a central server that determines the game outcome; and

•     Class 2 games which are electronic video bingo machines which can be typically found in North American Tribal Casinos and certain other jurisdictions like South Africa.

IGT PLC supports the widely used Serial Attached SCSI - a point-to-point serial protocol that moves data to and from computer storage devices such as hard drives and tape drives (“SAS protocol”) but also uses Game 2 System (“G2S”) open industry standards for server-based gaming machines.

Machine Gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. Gaming operations revenue is primarily generated through the leasing to customers of premium games and cabinets. These pricing arrangements are largely variable where the casino customer pays service fees to IGT PLC based on a percentage of amounts wagered (aka coin-in or play), net win, or a daily fee.

IGT PLC’s three largest gaming customers represent approximately 3% of overall revenue.

Video Lottery Machines

IGT PLC provides video lottery terminals, VLT central systems and VLT games to government customers worldwide, and provides VLTs and games to operators in the U.S. IGT PLC also provides a dedicated client service team to each of its VLT and VLT systems customers. IGT PLC also provides video and traditional mechanical reel slot machines and casino systems to casino operators in Europe, Asia and the Americas and to Native American casinos in the U.S. In addition, IGT PLC provides AWP machines and games to licensed operators in Europe.

Game Content

IGT PLC combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and IP portfolio to provide gaming products designed to provide a high degree of player appeal.  The game library is continuously expanded with new content, popular brands, and appealing bonuses to address player preferences and other market trends. A wide array of casino-style games is offered, in a variety of multi-line, multi-coin and multi-currency configurations. Examples of successful IGT PLC game content include: Kitty Glitter®, Wheel of Fortune®, and SPHINX 3D™.

Gaming Systems

IGT PLC also offers a comprehensive range of system modules and applications for all areas of casino management. IGT PLC offers a number of different systems however IGT PLC’s main Casino Management System offering is the Advantage System.

These gaming systems products include infrastructure and applications for casino management, customer relationship management, player management, and server-based gaming. The Advantage System offers solutions and modules for:

•	Machine Accounting	•	Bonusing (jackpots and promotions)
•	Patron Management	•	Table Game Automation
•	Cage Accounting	•	Payment Processing
•	Table Accounting	•	Reporting
•	Ticket-in/Ticket-out	•	Regulatory Compliance

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Player management solutions feature customised player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximising casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies.

IGT’s primary competitors in Machine Gaming are Scientific Games, Aristocrat Leisure Limited and Konami.

Sports Betting

IGT PLC provides betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe. World Lottery Association customers of IGT PLC include: OPAP, Lottery National Belgium (“LNB”), Marca, the Spanish national daily sports newspaper owned by Unidad Editorial in Spain, and Szerencsejáték Zrt (National Lottery in Hungary).

IGT PLC also offers a sports betting platform comprised of a core engine and associated support modules which serves leading lotteries and commercial operators around the world. IGT PLC offers trading services, fully managed partnerships, or “software only” technical solutions to create a complete one-stop solution or to integrate new functionality to existing operations. IGT PLC also provides secure retail betting solutions, point-of-sale display systems, call centre facilities, Internet betting technology, and fixed odds or pool betting options.

Through sports betting point-of-sale locations, IGT PLC offers directly to customers betting on sports events (including basketball, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international importance.

IGT PLC operates an expansive land-based betting network in Italy through its “Better” and “Totosi” brands on either a pari-mutuel or fixed odds basis. For Pari-mutuel betting the total pool of wagers placed, minus a specified percentage, is divided among the winning players according to a formula. In Italy, this formula is set by the Italian regulatory body Agenzia delle dogane e dei Monopoli (“ADM”). A winner will be paid an amount equal to his or her share of the prize pool. For fixed odds the payout amount is agreed upon in advance between the player and the bookmaker. In the case of a win, the bookmaker pays an amount equal to the bet multiplied by the odds fixed at the moment of the bet. The maximum prize for a ticket cannot exceed €10,000.

IGT’s primary competitors in Sports Betting are Bet365, SNAI, Eurobet, and Sisal.

Interactive & Social Gaming

iGaming enables game play via the Internet for real money or for fun. IGT PLC offers comprehensive and customisable solutions for the interactive gaming market. IGT PLC designs, manufactures, and distributes a full suite of award winning products, systems, and services for Internet gaming, including: Internet poker, table games, slots, bingo, iLottery and Gaming Management Systems. IGT PLC holds more than 24 interactive gaming licenses worldwide. IGT PLC also acts as a mobile casino operator through its subsidiary, Probability PLC. IGT PLC’s diverse interactive customer base in iGaming includes Lottomatica S.p.A. (“Lottomatica”) (Italy), Veikkaus (Finland), LNB (Belgium), Polla de Chilena (Chile), Szerencsejáték (SRZT, Hungary), the Illinois Lottery, the Kentucky Lottery, and the Georgia Lottery.

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Products

Double Down Casino

IGT PLC’s Double Down Casino online casino-style social gaming operation provides a unique opportunity for casino entertainment to reach a broader audience, while complementing IGT PLC’s other existing offerings and the core casino audience. IGT PLC’s North America based online social gaming casino generates revenues from the sale of virtual casino chips to players for use within the DoubleDown Casino for additional play or game enhancements. Unlike many other online casino-style social games where each game is a unique application, DoubleDown operates as a single casino application with multiple games where all games are available to the player within a single application. DoubleDown Casino is available online through Facebook, the Google and Apple app stores, and www.DoubleDownCasino.com on a variety of personal computer and mobile devices.

Poker

IGT PLC’s poker product is 100% compatible with all leading platforms and devices. Offering a player-friendly interface and sophisticated graphics, IGT PLC’s poker product is scalable and flexible, and tailored to the specific needs of customers and their player base. The platform is modern and able to address the changing dynamics of online poker.

Online Casino

IGT PLC’s online casino products include a wide selection of table and slot games with single, multiplayer and tournament play. IGT PLC casino content includes branded titles and select third party content. Available in download, instant, or mobile formats and as play-for-fun or real money solutions, casino games are available anytime, anywhere, and on any device.

Bingo

IGT PLC’s bingo solution includes a social and interactive Bingo Live offering, available in four languages, with the content adjusted to suit specific regions. IGT PLC Bingo is flexible and scalable to meet regulatory requirements and all levels of certification and testing, and is offered as play-for-fun (social) or a real-money solution across multiple channels and currencies.

iLottery

IGT PLC’s complete suite of iLottery solutions, services, and professional expertise allows lotteries to fully engage their players on any interactive channel in regulated markets. Existing lottery game portfolios are extended to the interactive channel to provide a spectrum of engaging content. IGT PLC offers a vast library of mobile content available on any device.

Platform

IGT PLC’s iGaming systems cover every channel (retail, mobile and web) and vertical from a 360-degree view of the player, web design and an engine to accelerate more game content to customers’ websites. IGT PLC’s Interactive Platforms offering includes Player Account Management, the master of player profiles and player accounts, which pulls all player, reward, and financial activity together in one place and provides a one-stop integrated Customer Relationship Management (“CRM”) system that allows for advanced marketing and analytical capabilities. IGT PLC’s platform also includes a highly reliable and secure payment system that allows for a wide range of different payment methods across continents and a dynamic web application framework providing cross-cutting functionalities such as authentication and authorisation.

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IGT Interactive also includes IGT Connect, which is the integration layer of the IGT PLC Player Account Management system and includes game integration and network layers. IGT Connect integrates with third party player account management systems, third party game engines, and regulatory systems.

Remote Games Server

IGT PLC also offers a Remote Games Server, which is a fast gateway to extensive content. For customers operating their own or third party systems, IGT PLC is able to provide a simple plug-and-play approach to all of IGT PLC’s and IGT PLC’s premium suppliers’ content.

Services

IGT PLC offers a complete range of services to support iGaming customers. IGT PLC services are aimed at helping lower the cost of player acquisition and increasing lifetime player value. IGT PLC’s player service centres are located worldwide to serve players 24 hours a day, 365 days a year. IGT PLC Marketing Intelligence Services manages the player lifecycle to maximise player yield while ensuring the player is entertained and plays responsibly.

IGT PLC also provides real-money online casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services. IGT rgs® seamlessly integrates onto an operator’s interactive platform, allowing access to IGT PLC’s portfolio of game content that allows for online real-money gaming in legalised jurisdictions. These systems are primarily focused on the management of digital patron wallets, responsible gaming functionality, fraud detection and prevention, patron credentials, customer relationship management, player accounting, and player analytics. With these solutions, IGT PLC deploys a full service platform capable of supporting the main games associated with online real-money gaming, including casino games, sports betting, multi-player poker and bingo.

Additionally, IGT PLC provides player services, including marketing, portal, player acquisition, CRM, VIP, player support, payment solutions, fraud and collusion protection, responsible gaming, game management, migration, and trading services.

Competition

The interactive gaming B2B competitive landscape has evolved to mirror industry-wide trends of product and channel (online and mobile) convergence and vertical integration. IGT PLC faces competition from operators, such as 888 Holdings and bwin.party, which have developed broad, cross-channel product offerings and solutions for internal use and as a supplier to third parties. IGT PLC also competes with broad-based traditional B2B providers, such as Playtech PLC and Micro gaming Software Systems, which have developed extensive interactive casino content and broad cross-channel product offerings. IGT PLC also faces competition from traditional machine gaming suppliers, which either supply third parties with interactive casino games, or which have multi-product offerings and solutions, such as Amaya Gaming. In social gaming, IGT PLC’s main competitors include Caesars and Zynga.

Commercial Services

IGT PLC develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, IGT PLC offers high-volume transaction processing of commercial transactions including prepaid cellular telephone recharges, prepaid mobile data, collection and payment services for the payment of utility bills, money transfer services, ticketing for sporting and musical events, credit card transactions, social security contributions and payments, and prepaid cards.

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Annual Reports and Accounts 2015

In addition, IGT PLC provides collection services and processing and network services on behalf of third parties, and issues electronic money through immediate conversion of funds received, as well as other related activities. These services are primarily offered outside of North America.

Product Development

We devote substantial resources on R&D and incurred $277.84 million and $108.0 million of related expenses in 2015 and 2014, respectively.

IGT PLC’s R&D efforts covering multiple engineering disciplines, including hardware, electrical, systems and software for lottery, land-based, online social, and online real-money applications. IGT PLC specialises in progressive creative game development including design, math, graphics and audio. The gaming products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering.

IGT PLC’s main manufacturing and production facility is located in Reno (Nevada, U.S.) with approximately 594,000 square feet dedicated to product development, warehousing, shipping, and receiving. Other facilities located in California (San Francisco), Washington (Seattle), and China (Beijing) provide local community presence, customised products, and regional production where beneficial or required. Manufacturing operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources.

Intellectual Property

IGT PLC’s Intellectual Property (“IP”) portfolio of patents, trademarks, copyrights, and other licensed rights in commercial gaming are significant. As at 31 December 2015, IGT PLC held approximately 5,400 patents or patent applications and approximately 4,400 trademarks filed and registered worldwide. The brand licensing arrangements have various expiration dates through 2024 and commonly contain options to extend.

IGT PLC seeks to protect its investment in R&D and the new and original features of its products by perfecting and maintaining IGT PLC’s IP rights. IGT PLC obtains patent protection covering many of our products and has a significant number of U.S. and foreign patent applications pending. IGT PLC’s portfolio is widely diversified with patents related to a variety of gaming products, including game designs, bonus and secondary imbedded game features, device components, and online or mobile functionality.

Most of IGT PLC’s products are marketed under trademarks and copyrights that provide product recognition and promote widespread acceptance. IGT PLC seeks protection for its copyrights and trademarks in the U.S. and various foreign countries, where applicable, and uses IP assets offensively and defensively to protect IGT PLC’s innovation and license it to others under terms designed to promote standardisation in the gaming industry.

Software Development

IGT PLC has developed certain software for use in the management of a range of lottery, betting, and gaming functions and products, including leveraging integration with other software components. The intellectual property of the software is managed according to concession requirements. Software developed by IGT PLC is used: (1) in the central system for the centralised management of (a) functions connected to the services provided by IGT PLC through the points of sale of the Italian Lotto, of the lotteries, machine gaming and betting, and to other commercial services not connected to games, such as telephonic top up services or utilities payment services, (b) functions connected to the

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Annual Reports and Accounts 2015

services provided through websites for online gaming and (c) back office functions for the centralised management of data relating to the points of sale and machine gaming, for the connection of the central system with terminals located at the points of sale, for IGT PLC’s online payments, for trouble ticketing of the terminals, for management of the points of sale, for updating of the terminals through the network, for updating of content for machine gaming, for management of the network and data exchange and for management of the data archive of IGT PLC; and (2) in the terminals for the management of the Italian Lotto, of the lotteries, machine gaming, betting and online payments, for the provision of gaming and non-gaming content, as well as in the integration with other devices such as mobile phones. Historically, IGT PLC generally has sought to obtain patents on its products, but also relied heavily on trade secret protection, believing that its technical “know-how” and the creative skills of its personnel would be of substantial importance to its success. As IGT PLC continues to advance the development of new technological solutions and expand its presence in other market segments, it continues to pursue comprehensive intellectual property protection, including patents where appropriate, for these solutions. IGT PLC is currently pursuing protection of some of its newest advances in technology and gaming. IGT PLC has obtained patent protection in certain of its key business methods in the areas of infrastructure systems, terminal improvements and creative game design. Many of IGT PLC’s products bear recognisable brand names that it either owns or has the right to use pursuant to license agreements. IGT PLC owns trademark registrations in the U.S. and in foreign countries and uses other marks that have not been registered. IGT PLC also licenses certain trademarks from third parties such as Wheel of Fortune™, Jeopardy!™, Life is Good™, Circuit of the Americas™, Ghostbusters™, Gas Monkey Garage™, The Three Stooges™, Plants v. Zombies™, Bejeweled™, Zuma™ Caesars™, Harrah’s™, Rio™, Paris™ Las Vegas, and Horseshoe™.

Regulatory Framework

IGT PLC currently does business in more than 100 countries worldwide. In most countries, the gaming market is heavily regulated. Each country governs the gaming sector, from a regulatory and administrative point of view, with its own solutions. Lotteries and other gaming activities are typically regulated by a specialised governing body. The organisational model varies from country to country, although, more frequently, the operation of games is conducted by one or more dedicated public or private entities. In certain countries, the operation of games is conducted by several operators. In the U.S., there is a lottery authority or a commission for gaming activities in each state. On a worldwide basis, the supply of gaming products is varied and can be broken down by game lines, such as gaming (casino, VLT and other games), lotteries (draw-based, instant and traditional lotteries) and betting. The development of these game lines among different countries is highly diversified. This is attributable, in particular, to macroeconomic factors, but also to player preferences and local legislation.

The gaming industry is subject to extensive governmental regulation by U.S. federal, state and local governments, as well as tribal officials or organisations and foreign governments. Lotteries are regulated by state law in the U.S., which typically prohibits gaming except as authorised and regulated by the particular state. There are currently 45 jurisdictions that authorise the operation of online lotteries in the U.S. The ongoing operations of lotteries and lottery operators are typically subject to extensive and evolving regulation, which vary state-by-state.  While the regulatory requirements vary by jurisdiction, most require:

•                 Licenses and/or permits;

•                 Findings of suitability for the company, as well as individual officers, directors, major shareholders and key employees;

•                 Documentation of qualifications, including evidence of financial stability; and

•                 Specific approvals for gaming equipment manufacturers and distributors.

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Annual Reports and Accounts 2015

IGT PLC’s operating entities and key personnel have obtained or applied for all required government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture and distribute gaming products in all jurisdictions where IGT PLC does business. Although many regulations at each level are similar or overlapping, IGT PLC must satisfy all conditions individually for each jurisdiction.  State lottery authorities generally conduct intensive investigations of vendors and their employees prior to and after awarding a vendor a contract with the lottery. State lottery authorities may require the removal of any of the vendor’s employees deemed to be unsuitable and are generally empowered to disqualify a vendor from receiving a lottery contract or operating a lottery system as a result of any such investigation. Some states also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of a company.

Gaming laws and regulations serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption. Regulatory oversight additionally ensures that the local authorities receive the appropriate amount of gaming tax revenues. As such, IGT PLC’s financial systems and reporting functions must demonstrate high levels of detail and integrity.

Certain regulators not only govern the activities within their jurisdiction, but also monitor IGT PLC’s activities in other jurisdictions to ensure that IGT PLC complies with local standards on a worldwide basis. As a Nevada licensee, state regulatory authorities require IGT PLC to maintain Nevada standards for all operations worldwide. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

The nature of the industry and IGT PLC’s worldwide operations make this process very time consuming and require extensive resources. IGT PLC employs additional community staff members and legal resources familiar with local customs in certain jurisdictions to assist in keeping IGT PLC compliant with applicable regulations worldwide. Through this process, we seek to assure both regulators and investors that all IGT PLC’s operations maintain the highest levels of integrity and avoid any appearance of impropriety. IGT PLC’s has never been denied a gaming related license, nor have IGT PLC’s licenses ever been suspended or revoked.

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Annual Reports and Accounts 2015

KEY PERFORMANCE INDICATORS

Revenue

The Group’s revenue is composed of service revenue and product sales. The Group’s service revenue is principally derived from multi-year contracts under which it earns revenue over time as we provide the related services. Service revenue comprises the majority of its revenue, amounting to $4.028 billion and $3.572 billion, or approximately 85% and 91% of total revenues for the financial years 2015 and 2014, respectively. Product sales are derived principally from the installation of new and replacement systems, software and terminals. Product sales fluctuate due to the mix, volume and timing of product sales contracts and therefore may not be comparable from period to period.

Summarised below by operating segment are the principal services and products the Group provides:

North America Gaming and Interactive segment

The majority of the revenue the Group earns in the North America Gaming and Interactive segment is derived from service revenue generated from commercial gaming and social gaming. Commercial gaming service revenue is derived from the lease of real money “commercial” gaming machines and software to casinos and government entities in the U.S. and Canada. Social gaming service revenue is derived from a customer’s purchase of virtual currency for use in non-wagering interactive games (“play for fun”) played over the internet. Product sales in the North America Gaming and Interactive segment are derived from the sale of real money “commercial” gaming machines and software to casinos and government entities in the U.S. and Canada. Revenues in the North America Gaming and Interactive segment amounted to $1.098 billion and $137.7 million, or approximately 23.2%, and 3.5% of our total revenues for the financial years 2015 and 2014, respectively.

North America Lottery segment

The majority of the revenue we earn in the North America Lottery segment is derived from lottery contracts. Revenues in the North America Lottery segment amounted to $1.046 billion and $960.2 million, or approximately 22.1% and 24.6% of total revenues in 2015 and 2014, respectively.

Service revenue in the North America Lottery segment is derived from contracts, under which we design, install, operate and retain ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from our customer based on a percentage of sales or net machine income. We recorded fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the North America Lottery segment are derived from contracts under which the Group constructs, sells, delivers and installs a turnkey system or deliver equipment, and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Revenue attributable to any ongoing services (such as post contract support) provided subsequent to customer acceptance, is recorded as service revenue in the period earned.

International segment

The majority of the revenue the Group earns in the International segment is derived from lottery and Machine Gaming contracts. Revenues in the International segment amounted to $853.1 million and $630.6 million, or approximately 18.0% and 16.2% of total revenues for the financial years 2015 and 2014, respectively.

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Annual Reports and Accounts 2015

Service revenue in the International segment is derived from contracts, under which the Group designs, installs, operates and retains ownership of the gaming system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from customers based on a percentage of sales or net machine income. The Group records fees earned under these contracts as service revenue in the period earned. Expenses associated with providing services under these contracts principally consist of the cost of personnel, telecommunications, equipment maintenance and repair, consumables for the games and depreciation of tangible assets.

Product sales in the International segment are derived from contracts under which the Group constructs, sells, delivers and installs a turnkey system or delivers equipment, and licenses the computer software for a fixed price, and our customer subsequently operates the system or equipment. Revenue attributable to any ongoing services (such as post contract support) provided subsequent to customer acceptance, are recorded as service revenue in the period earned.

Italy segment

The majority of the revenue the Group earns in the Italy segment is derived from lottery and machine gaming concessions. Revenues in the Italy segment amounted to $1.758 billion and $2.175 billion, or approximately 37.1% and 55.7% of our total revenues in 2015 and 2014, respectively. The Group also earns service revenue under sports betting, commercial services and interactive gaming concessions. Summarised below is an overview of the key services within the Italy segment:

Lottery

Under the Group’s Lotto and Gratta e Vinci (“Scratch and Win”) concessions the Group manages all of the activities along the value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centres, training staff, providing retailers with assistance and supplying materials for the games. The service revenues the Group earns in return for operating these concessions are based on a percentage of wagers. For the Lotto concession this percentage of wagers decreases as the total wagers increase during an annual period, while for the Scratch and Win concession the fee is a fixed percentage of wagers. ADM pays the Group the Lotto fee on a weekly basis and our Scratch and Win fee on a monthly basis. For Lotto, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at the point of sale into bank accounts owned by ADM. The Group does not consolidate such accounts on its consolidated balance as they are the property of ADM. Scratch and Win sales to the retailers are recorded as a receivable on its consolidated statement of financial position with a corresponding payable to ADM. The Group collects Scratch and Win wagers from retailers, net of prizes paid directly by retailers and the retailers’ fee, on a weekly basis. On a monthly basis the Group remits amounts due to ADM. Expenses associated with providing services under these concessions principally consist of consumable costs, postage and freight, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities and depreciation and amortisation of tangible and intangible assets.

Machine Gaming

Under the Group’s machine gaming concessions, the Group directly manages AWP machines and VLTs that are installed in various retail outlets linked to a central system. For machine gaming we collect the wagers, deduct the applicable gaming taxes, and pay prizes to winners and fees to retailers. The service revenue the Group earns in return for operating these concessions are generally based on a percentage of wagers net of applicable gaming taxes. The Group records service revenue net, equal to total wagers less the payout for prizes and applicable gaming taxes. Expenses associated with

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Annual Reports and Accounts 2015

providing services under these concessions principally consist of point of sale fees, network costs, marketing and advertising of the games, cost of personnel dedicated to these activities, concession fees and depreciation and amortisation of tangible and intangible assets. The Group also provides systems and machines to other machine gaming concessionaires, either as a product sale or with long term fee-based contracts.

Sports Betting

The Group has a number of concessions to operate sports betting (including horse race competitions) and the right to operate sports betting over the internet. Sports betting concessions are principally composed of arrangements under which the Group collects the wagers, pays prizes and pays a percentage fee to retailers. The Group records service revenue net, equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of point of sale commissions and depreciation and amortisation of tangible and intangible assets.

Commercial Transaction Processing Services

The Group leverages its distribution networks and offers high-volume transaction processing services which include bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges, prepaid cards and retail-based programs. The Group earns a fee for processing such transactions that is transaction-based (a fixed fee per transaction or a fee based on a percentage of monetary volume processed). The Group recognises these fees as service revenue at the time a transaction is processed. Expenses associated with providing services under these concessions principally consist of point of sale commissions, network costs, banking fees and depreciation of tangible assets.

Interactive Gaming

The Group provides interactive skill games such as poker and other board and soft games through the internet and mobile channels. For these services, the Group records service revenue net equal to wagers less prizes and taxes. Expenses associated with providing services under these concessions principally consist of marketing and advertising of the games.

Key Performance Indicators and Terminology

The Group uses certain key performance indicators and terminology, which in its view are useful in explaining the trends of the Group’s business, including:

Constant Currency Information: The Group calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of its foreign entities into USD. These constant currency measures are non-GAAP measures. We do not believe that these measures are a substitute for GAAP measures, we believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding its operating performance on a local currency basis.

For example, if an entity with euro functional currency recorded net revenues of €100 million for the financial years 2015 and 2014, the Group would report $111 million in net revenues for 2015 (using an average exchange rate of 1.11) compared to $133 million for 2014 (using an average exchange rate of 1.33). The constant currency presentation would translate the 2015 net revenue using the 2014 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-year. The Group presents such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

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Annual Reports and Accounts 2015

Same Store Revenue: The Group refers to the growth in revenue from existing customers as same store revenue. Revenue generated from new customers are referred to as “new contracts” or “contract wins”.

Late Numbers: If one of the 90 numbers of the Lotto game in Italy has not been drawn for one hundred drawings, it becomes a late number, or a “centenarian”. The Group believes that consumers in Italy monitor late numbers and wager more on them than on other numbers, although the probability for a number to be drawn is always the same, being it a centenarian or not. The Group’s services revenue is favourably impacted by an increase in late number wagers as is the case when there is a good pipeline of late numbers.

Certain totals in the tables included in this report may not add due to rounding.

Comparison of the year ended 31 December 2015 and 2014

	For the year ended
($ thousands)	31 December 2015		31 December 2014
		% of		% of
	$	Revenue	$	Revenue

Service revenue	4,027,849	85.0	3,571,552	91.5
Product sales	711,363	15.0	333,124	8.5
Total revenue	4,739,212	100.0	3,904,676	100.0

Cost of services	2,468,019	52.1	2,385,943	61.1
Cost of product sales	520,370	11.0	196,485	5.0
Selling, general and administrative	804,405	17.0	410,055	10.5
Research and development	277,778	5.9	107,957	2.8
Restructuring expense	76,896	1.6	23,654	0.6
Impairment loss (recovery), net	73,035	1.5	(2,832)	(0.1)
Transaction expense, net	49,396	1.0	35,336	0.9
Total operating expenses	4,269,899	90.1	3,156,598	80.8

Operating profit	469,313	9.9	748,078	19.2

Interest income	17,681	0.4	4,765	0.1
Equity income (loss), net	207	0.0	(2,114)	(0.1)
Other income	6,654	0.1	5,250	0.1
Other expense	(129,213)	(2.7)	(115,197)	(3.0)
Foreign exchange gain (loss), net	5,134	0.1	(3,786)	(0.1)
Interest expense	(458,804)	(9.7)	(262,240)	(6.7)
Total non-operating expenses	(558,341)	(11.8)	(373,322)	(9.6)

(Loss) profit before income tax expense	(89,028)	(1.9)	374,756	9.6

Income tax expense	39,507	0.8	247,920	6.3

(Loss) profit for the year	(128,535)	(2.7)	126,836	3.2

Less: Net profit attributable to non-controlling interests	6,013	0.1	19,434	0.5
Net (loss) profit attributable to IGT PLC	(134,548)	(2.8)	107,402	2.7

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Annual Reports and Accounts 2015

Service revenue

	For the year ended
	31 December		Change
($ thousands)	2015	2014	$	%

Operating Segments
North America Gaming and Interactive	776,402	39,995	736,407	>200.0
North America Lottery	993,053	885,161	107,892	12.2
International	512,004	473,653	38,351	8.1
Italy	1,755,748	2,172,024	(416,276)	(19.2)
	4,037,207	3,570,833	466,374	13.1

Acquisition accounting	(9,358)	722	(10,080)	>200.0
	4,027,849	3,571,555	456,294	12.8

Service revenue for the financial years 2015 increased by $456.3 million, or 12.8% compared to 2014. On a constant currency basis, service revenue in 2015 increased by $877.7 million, or 24.6% compared to 2014.

Service revenue in the North America Gaming and Interactive segment for the financial year 2015 increased by $736.4 million compared to 2014 principally driven by the IGT acquisition. On a constant currency basis, service revenue in the North America Gaming and Interactive segment increased by $741.6 million compared to 2014.

Service revenue in the North America Lottery segment for the financial year 2015 increased by $107.9 million, or 12.2%, compared to 2014. On a constant currency basis, service revenue in the North America Lottery segment increased by $111.7 million, or 12.6% compared to 2014.

Service revenue in the International segment for the financial year 2015 increased by $38.4 million, or 8.1% compared to 2014. On a constant currency basis, service revenue in the International segment for 2015 increased by $109.2 million, or 23.1% compared to 2014.

Service revenue in the Italy segment for the financial year 2015 decreased by $416.3 million, or 19.2% compared to 2014, principally driven by unfavourable foreign exchange impacts. On a constant currency basis, service revenue in the Italy segment in 2015 decreased by $74.8 million, or 3.4% compared to 2014.

Product sales

	For the year ended
	31 December		Change
($ thousands)	2015	2014	$	%

North America Gaming and Interactive	321,618	97,708	223,910	>200.0
North America Lottery	52,986	75,074	(22,088)	(29.4)
International	341,070	156,976	184,094	117.3
Italy	1,872	3,364	(1,492)	(44.4)
	717,546	333,122	384,424	115

Acquisition accounting	(6,183)	-	(6,183)	-
	711,363	333,122	378,241	113.5

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Annual Reports and Accounts 2015

Product sales fluctuate from period to period due to the mix, volume and timing of product sales transactions. Product sales for 2015 increased by $378.2 million, or 113.5% compared with 2014. On a constant currency basis, product sales for 2015 increased by $431.0 million, or 129.4% compared to 2014.

Product sales in the North America Gaming and Interactive segment for 2015 increased by $223.9 million, principally driven by the IGT acquisition. On a constant currency basis, product sales in the North America Gaming and Interactive segment increased by $236.0 million compared to 2014.

Product sales in the North America Lottery segment for 2015 decreased by $22.1 million, or 29.4% compared to 2014. On a constant currency basis, product sales in the North America Lottery segment decreased by $20.9 million or 27.8% compared to 2014.

Product sales in the International segment for 2015 increased by $184.1 million, or 117.3% compared to 2014, principally driven by the IGT acquisition. On a constant currency basis, product sales in the International segment increased by $223.3 million or 142.2% compared to 2014.

Segment operating profit

	For the year ended
	31 December		Change
($ thousands)	2015	2014	$	%

North America Gaming and Interactive	291,359	3,815	287,544	>200.0
North America Lottery	121,052	94,980	26,072	27.4
International	163,555	159,104	4,451	2.8
Italy	553,600	711,961	(158,361)	(22.2)
	1,129,566	969,860	159,706	16.5

Corporate support	(297,471)	(148,644)	(148,827)	100.1
Acquisition accounting	(362,782)	(73,138)	(289,644)	>200.0
	469,313	748,078	(278,765)	(37.3)

Operating profit in the North America Gaming and Interactive segment for the financial year 2015 increased by $287.5 million compared to 2014, principally driven by the IGT acquisition. On a constant currency basis, operating profit in the North America Gaming and Interactive segment increased by $270.2 million compared to 2014.

Operating profit in the North America Lottery segment increased by $26.1 million, or 27.4% compared to 2014. On a constant currency basis, operating profit in the North America Lottery segment increased by $27.0 million, or 28.4% compared to 2014.

Operating profit in the International segment increased by $4.5 million, or 2.8% compared to 2014, principally driven by the IGT PLC acquisition. On a constant currency basis, operating profit in the International segment increased by $44.3 million, or 27.8% compared to 2014.

Operating profit in the Italy segment decreased by $158.4 million, or 22.2% compared to 2014, principally driven by unfavourable foreign exchange impacts. On a constant currency basis, operating profit in the Italy segment decreased by $32.0 million, or 4.5% compared to 2014.

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Annual Reports and Accounts 2015

Operating Segment Results

The following section sets forth an overview of revenue and operating profit by operating segment.

North America Gaming and Interactive segment

Revenue in the North America Gaming and Interactive segment for 2015 increased by $960.3 million compared to 2014, driven by the IGT acquisition. At constant currency, revenue in the North America Gaming and Interactive segment in 2015 increased by $977.6 million compared to 2014.

Service revenue

Service revenue in the North America Gaming and Interactive segment for 2015 increased by $736.4 million ($741.7 million at constant currency) compared to 2014.

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Machine revenue	389,304	9,061	(2,109)	396,256
Social iGaming	239,079	-	(2,723)	236,356
Other	109,107	(4,881)	(428)	103,798
	737,490	4,180	(5,260)	736,410

The principal drivers for the $736.4 million increase in service revenue were as follows:

•	An increase of $737.5 million associated with the acquisition of IGT;
•	An increase of $9.1 million in Machine service revenue associated with increased machine placements in North America;
•	A decrease of $5.3 million related to unfavourable foreign exchange impacts.

Product Sales

Product sales in the North America Gaming and Interactive segment for 2015 increased by $223.9 million ($236.0 million at constant currency) compared to 2014.

The following table sets forth changes in product sales for year ended 31 December 2015 compared to the same period in 2014 on a constant currency basis:

	Product Sale Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Gaming machine sales	179,270	(33,072)	(8,736)	137,462
Non-machine sales	90,655	(884)	(3,323)	86,448
	269,925	(33,956)	(12,059)	223,910

The principal drivers for the $223.9 million increase for product sales were as follows:

•	An increase of $269.9 million associated with the acquisition of IGT;
•	A decrease of $33.1 million in Gaming machine sales;
•	A decrease of $12.1 million related to unfavourable foreign exchange impacts.

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Annual Reports and Accounts 2015

Segment operating profit

Operating profit in the North America Gaming and Interactive segment for 2015 increased by $287.5 million ($270.2 million on a constant currency basis) compared to 2014, while segment operating margin increased from 2.8% in 2014 to 26.5% in 2015.

The principal driver of the increase in segment operating profit was the IGT acquisition and $17.3 million of favourable foreign exchange impacts.

North America Lottery segment

Revenue in the North America Lottery segment for 2015 increased by $85.8 million, or 8.9% compared to 2014, driven by a $107.9 million increase in service revenue, partially offset by a $22.1 million decrease in product sales. At constant currency, revenue in the North America Lottery segment in 2015 increased by $90.8 million, or 9.5% compared to 2014.

Service revenue

Service revenue in the North America Lottery segment in 2015 increased by $107.9 million, or 12.2% ($111.7 million or 12.6% at constant currency) compared to 2014.

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Machine revenue	56,085	(2,721)	(8)	53,356
Lottery	-	39,249	(24)	39,225
Lottery Management Services	-	5,414	-	5,414
Other	4,326	9,301	(3,730)	9,897
	60,411	51,243	(3,762)	107,892

The principal drivers of the $107.9 million increase in service revenue were as follows:

•                 An increase of $60.4 million associated with the acquisition of IGT;

•                 An increase in Lottery service revenue of $39.2 million principally driven by an increase of $40.4 million in same store revenue;

Product Sales

Product sales in the North America Lottery segment for 2015 decreased by $22.1 million, or 29.4% ($20.9 million or 27.8% at constant currency) compared to 2014.

The following table sets forth changes in product sales for financial year ended 31 December 2015 compared to the same period in 2014 on a constant currency basis:

	Product Sale Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Lottery	-	(14,205)	(1,145)	(15,350)
Gaming (Non-machine sales)	20	(6,721)	(37)	(6,738)
	20	(20,926)	(1,182)	(22,088)

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Annual Reports and Accounts 2015

The principal drivers for the $22.1 million decrease in product sales were as follows:

•                     A decrease of $14.2 million in Lottery product sales principally related to a decrease in sales to three U.S. customers;

•                     A decrease of $6.7 million in Gaming machine system sales principally related to the winding down of the Canadian replacement cycle;

•                     A decrease of $1.2 million related to unfavourable foreign exchange impacts.

Segment operating profit

Operating profit in the North America Lottery segment in 2015 increased by $26.1 million, or 27.5% ($27.0 million, or 28.4% on a constant currency basis) compared to 2014, while segment operating margin increased from 9.9% in 2014 to 11.6% in 2015.

The increase in segment operating profit was principally driven by:

•                     An increase of $48.0 million associated with the acquisition of IGT;

•                     An increase of $37.3 million related to the increase in same store service revenue;

•                     A decrease of $60.5 million associated with the impairment loss related to our Lottery management services, agreement in Illinois;

•                     A decrease of $7.5 million related to the decrease in product sales.

International segment

Revenue in the International segment for 2015 increased by $222.4 million, or 35.3% compared to 2014, driven by a $184.1 million increase in product sales and a $38.4 million increase in service revenue. At constant currency, revenue in the International segment in 2015 increased by $332.5 million, or 52.7%.

Service revenue

Service revenue in the International segment in 2015 increased by $38.4 million, or 8.1% ($109.2 million or 23.1% at constant currency) compared to 2014.

The following table sets forth changes in service revenue for the financial year 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change
Lottery	-	(11,481)	(32,052)	(43,533)
Gaming machine	118,906	(291)	(23,620)	94,995
Other	-	2,097	(15,208)	(13,111)
	118,906	(9,675)	(70,880)	38,351

The principal drivers for the $38.4 million increase in service revenue were as follows:

•                     An increase of $118.9 million associated with the acquisition of IGT;

•                     A decrease in Lottery service revenue of $11.5 million principally driven by the loss of the Ireland contract;

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Annual Reports and Accounts 2015

•                     A decrease of $70.9 million related to unfavourable foreign exchange impacts.

Product Sales

Product sales in the International segment for 2015 increased by $184.1 million, or 117.3% ($223.3 million or 142.2% at constant currency) compared to 2014.

The following table sets forth changes in product sales for the financial year 2015 compared to 2014, on a constant currency basis:

	Product Sales Change
	IGT	Constant	Foreign
($ thousands)	Acquisition	Currency	Currency	Change

Lottery	-	26,091	(7,930)	18,161
Gaming machine	137,834	14,276	(21,294)	130,816
Other	59,320	(14,268)	(9,935)	35,117
	197,154	26,099	(39,159)	184,094

The principal drivers for the $184.1 million increase in product sales were as follows:

•                 An increase of $197.2 million associated with the acquisition of IGT;

•                 An increase in Lottery sales of $26.1 million principally due to a new contract in South Africa;

•                 A decrease of $39.2 million related to unfavourable foreign exchange impacts.

Segment operating profit

Operating profit in the International segment for 2015 increased by $4.5 million, or 2.8% ($44.3 million, or 27.8% on a constant currency basis) compared to 2014, while segment operating margin decreased from 25.2% in 2014 to 19.2% in 2015.

The increase in segment operating profit was principally driven by:

•                 An increase of $48.5 million associated with the acquisition of IGT;

•                 A decrease of $39.9 million related to unfavourable foreign exchange impacts.

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Annual Reports and Accounts 2015

Italy segment

Service Revenues

Service revenues in the Italy segment for 2015 decreased by $416.3 million, or 19.2%, compared to 2014 driven by fluctuation in the euro/U.S. dollar exchange rate and to a lesser extent a decrease in sports betting and commercial service revenues. The components of service revenues in the Italy segment in 2015 and 2014 are as follows:

	For the year ended
	31 December		Change
($ thousands)	2015	2014	$	%
Service revenue
Lotto	494,048	561,109	(67,061)	(12.0)
Instant tickets	293,056	371,204	(78,148)	(21.1)
Lottery	787,104	932,313	(145,209)	(15.6)

Machine gaming	626,637	752,509	(125,872)	(16.7)
Commercial services	126,372	169,009	(42,637)	(25.2)
Sports Betting	151,580	234,162	(82,582)	(35.3)
Interactive	64,055	84,031	(19,976)	(23.8)
	1,755,748	2,172,024	(416,276)	(19.2)

The following table sets forth changes in service revenue for 2015 compared to 2014, on a constant currency basis:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change

Lotto	30,191	(97,252)	(67,061)
Instant tickets	(21,115)	(57,033)	(78,148)
Lottery	9,076	(154,285)	(145,209)

Machine gaming	(5,869)	(120,003)	(125,872)
Commercial Services	(18,017)	(24,620)	(42,637)
Sports Betting	(52,463)	(30,119)	(82,582)
Interactive Gaming	(7,460)	(12,516)	(19,976)
	(74,733)	(341,543)	(416,276)

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Lottery service revenue in the Italy segment decreased by $145.2 million, or 15.6% compared to 2014, principally driven by fluctuation in the euro/U.S. dollar exchange rate and a decrease in service revenue from instant tickets, partially offset by an increase in service revenue from Lotto.

Lotto

At constant currency, Lotto service revenue in 2015 increased by $30.2 million or 5.4% compared to 2014, due to an increase in core wagers which were driven by higher wagers from successful product innovation in 10eLotto. This increase was partially offset by a decrease in late number wagers as detailed below:

	For the year ended
	31 December		Change
(€ millions)	2015	2014	Wagers	%

10eLotto wagers	4,287.0	3,618.6	668.4	18.5
Core wagers	2,449.3	2,552.0	(102.7)	(4.0)
Wagers for late numbers	340.3	458.7	(118.4)	(25.8)
	7,076.6	6,629.3	447.3	6.7

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Annual Reports and Accounts 2015

Instant tickets

At constant currency, instant ticket service revenue for 2015 decreased by $21.1 million, or 5.7%, compared to 2014, principally due to a 6.1% decrease in the number of tickets sold which was only partially offset by a 2.2% increase in the average price point (the average value of the ticket sold), as detailed below.

	For the year ended
	31 December		Change
	2015	2014	Amount	%
(€ millions)

Total sales	9,016.4	9,403.3	(386.9)	(4.1)

Total tickets sold	1,787.1	1,902.9	(115.8)	(6.1)

Average price point	5.1	4.9	0.1	2.2

Machine Gaming

At constant currency, Machine Gaming service revenue for 2015 decreased by $5.9 million, or 0.8% compared to 2014, primarily due to a 2.9% decrease in wagers as detailed below. The decrease in wagers was driven by a 3% decrease in VLT wagers and a 2.7% decrease in AWP wagers. The 2.9% decrease in wagers did not result in a proportional impact on service revenues due to the increase in AWP wagers as a percentage of overall wagers, and a resulting change in the mix. In particular, due to the nature of the product, a higher proportion of AWP wagers are converted into revenue. In 2015, AWP wagers represented 44.7% of our total wagers compared to 44.6% in 2014. This change in mix had a positive impact on service revenues.

	For the year ended
	31 December		Change
	2015	2014	Amount	%
(€ millions)

VLT wagers	5,432.9	5,599.9	(167.0)	(3.0)

AWP wagers	4,387.9	4,510.9	(123.0)	(2.7)

Total wagers	9,820.8	10,110.8	(290.0)	(2.9)

(Installed at the end of December)

VLT installed (B2C)	11,115	10,956	159	1.5

VLT installed (B2B)	8,291	8,392	(101)	(1.2)

AWP machines installed	58,328	65,316	(6,988)	(10.7)

Total machines installed	77,734	84,664	(6,930)	(8.2)

Total wagers and machines installed correspond to the management of VLTs and AWPs under our concession.

Commercial Services

At constant currency, Commercial Services service revenue for 2015 decreased by $18.0 million, or 10.7%, compared to 2014, principally due to a decrease in the number of transactions processed.

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Annual Reports and Accounts 2015

Sports Betting

At constant currency, Sports Betting service revenue for 2015 decreased by $52.5 million, or 22.4% compared to 2014, due to an increase in the payout percentage (83.7% in 2015; 80.2% in 2014) and the 3.3% decrease in wagers (as detailed below).

	For the year ended
	31 December		Change
(€ millions)	2015	2014	Wagers	%

Fixed odds sports betting and other wagers	863.9	893.3	(29.4)	(3.3)

Interactive Gaming

At constant currency, Interactive Gaming service revenue for 2015 decreased by $7.5 million, or 8.9%, compared to 2014, driven by a 6.2% decrease in game wagers principally resulting from a decrease in poker wagers.

	For the year ended
	31 December		Change
(€ millions)	2015	2014	Wagers	%

Interactive game wagers	1,699.8	1,812.2	(112.4)	(6.2)

Product Sales

Product sales in the Italy segment amounted to $1.9 million and $3.4 million for 2015 and 2014, respectively.

Segment operating profit

Operating profit in the Italy segment for 2015 decreased by $158.4 million, or 22.2% compared to 2014, while segment operating margin amounted to 31.5% and 32.7% in 2015 and 2014, respectively, principally driven by:

•                 A decrease of $126.3 million related to unfavourable foreign exchange impacts;

•                 A decrease of $37.4 million associated with the 27.6% reduction in sports betting service revenue;

•                 A decrease of $28.0 million principally associated with the stability law impact on Machine Gaming service revenues;

•                 An increase of $40.8 million associated with Lotto due to an increase in wagers and cost optimisation.

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Annual Reports and Accounts 2015

FUTURE STRATEGY

The Group’s overall strategy is to be the global leader in the gaming space. We are the global leader by revenue with more than $4.7 billion in revenue. We have a strong competitive position in various sectors and a very balanced portfolio in terms of geography with a revenue of 45% in North America, 37% in Italy and remaining 18% in International. Our product line is diversified with more than 50% of revenue in gaming and 40% in lottery.

The company’s vision is to maintain our leading presence in the gaming industry. This industry is all about innovation and we have to make sure we have the best content and technologies across the various operating segments for our players and customers. We need to leverage a distinctive IGT PLC market positioning by retaining government and customer relationships and strengthening our global presence. The Company aims to focus the industry’s largest R&D budget on developing the best content and products, and distribute them across all available platforms and technologies.

We have five areas of strategic focus:

•      Grow lottery worldwide

•      Gain gaming market share

•      Expand social and interactive

•      Protect Italian positions

•      Grow profits, achieve full synergies and generate cash

North America Gaming

Our Gaming focus is to turn around North America Gaming and recover IGT PLC’s leading position in the land-based business through focused R&D investment, disciplined game and cabinet development and improvement of player insights. IGT PLC will also increase its systems market share with IGT’s best-in-class technology and also gain share in under-penetrated segments.

International Market

IGT PLC plans to expand in international markets increasing market position in gaming operations and product sales through expansions of localised content and its turnaround plan for the Australian business. IGT PLC will also leverage its extensive content library in our gaming machines in Italy.

Lottery

IGT PLC’s lottery focus is to drive same-store growth through game innovation and point-of-sale terminal expansion. Demonstrating IGT PLC’s innovation will give us an advantage in the upcoming re-bid cycle in the U.S. and in pursuing new International contracts. Further expansion with the instant ticket customer base including Lotto and Scratch and Win Wagers in Italy, will be driven by continued game content innovation.

Interactive & Social

IGT PLC’s interactive and social focus is to grow iLottery and exploit emerging real-money interactive opportunities and improve digital and sport betting product offerings in Italy. In social gaming, IGT PLC has to develop and cross-sell new product verticals, monetise non-payers through our advertising model and expand into new regions such as Australia.

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Annual Reports and Accounts 2015

The market trend in the government-sponsored sector we serve is driven by the growing need for revenue. This drives demand to innovate and regulate new market segments. It is important that local requirements are understood as well as specific customer needs for success.

There has been an increased focus on a single player view across product verticals and channels and desire for strong branded content.

Technological innovation plays a key role in attracting and engaging players. Mobile solutions will increase engagement opportunities and augmented or virtual reality solutions will enhance player experience to target millennial.

Lottery Market Trends

A main driver behind lottery growth is product innovation. IGT PLC anticipates instant tickets growth in the mid-to-high single-digits through continued innovation. iLottery represents another growth driver in future years. In China, it is expected that interactive sales will be reauthorised.

Gaming Market Trends

North America market recovery is expected to continue, with gross gaming revenue (“GGR”) expected to grow at a 2.5% compound annual growth rate in the next five years. Macau GGR turnaround expected in 2017. New and expansionary opportunities are expected to drive short-term growth while machine replacement rates are expected to be stable in North America for the next years however GGR growth could encourage operators to invest. International will benefit from machine replacements in 2016 given regulatory changes in Asia and then remain stable.

Interactive and Social Gaming Market Trends

Interactive expansion is expected from new national regulated markets and anticipation of U.S. regulations. Growth in existing markets will come mainly from iLottery and Casino and mobile adoption increasing engagement with players. Social Gaming expansion will be driven from mobile penetration, app proliferation and geographic expansion.

Long-term Strategy

IGT PLC’s long-term strategy identifies three categories of sustainability:

1.    Economic sustainability – creation of long-term value for shareholders, and increasing added value for all of the Company’s stakeholders;

2.   Social sustainability – support of responsible gaming tools to counter problem gambling, prevent underage gambling, and limit excessive gambling. Social sustainability also means support of local communities, through a variety of initiatives involving Company funds and volunteerism; and

3.    Environmental sustainability – investing in cutting-edge technology to monitor energy usage to improve efficiency and contribute to a healthier planet.

The methods used to achieve the Company’s sustainability goals are based on advanced sustainability practices such as:

1.    Acknowledging all stakeholders’ legitimate interests;

2.    Communicating transparently and effectively via an open dialogue with stakeholders;

3.    Consideration of stakeholder positions in decision-making;

4.    Balancing benefits among different stakeholders; and

5.    Adopting transparent and accountable practices.

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Annual Reports and Accounts 2015

The Company believes that the long-standing results of such a strategy minimises the potential negative external influences of economic activity, maximises the Group’s initiatives in the community and strengthens the Group’s reputation and trustworthiness.

Human Rights

IGT PLC abides by the Tripartite Declaration of Principles concerning Multinational Enterprises (Geneva, 2000) and subscribes to the International Labour Office guidelines, to promote employment growth, contract stability, equal opportunity, and to protect and improve work conditions, freedom of trade union association, collective bargaining, and professional consultation.

Community

IGT PLC’s Corporate Social Responsibility (“CSR”) strategy is to have a significant and positive impact on the communities where the Group operates. Our commitment towards its hosting communities is shared and encouraged among all employees and CSR is incorporated in the corporate strategy, pursuing the goal of having a significant and positive social, economic and environmental impact. The strategy is executed through community involvement and employee engagement initiatives, supporting programs that enrich and strengthen those communities at local and regional level. Our commitment embraces a breadth of needs, providing educational and economic opportunities for people in challenging socio-economic environments around the world.

Responsible Gaming

IGT PLC strongly believes that the gaming industry, more than many other trades, must pursue the legitimate goals of business growth through a model of sustainable development, ensuring the respect of legal and ethical principles, above all, as well as the more comprehensive principles of CSR.

IGT PLC recognises that responsible gaming should be incorporated and governed in all business management activities to safeguard the interests of players and the community in general. Sales growth and responsible gaming cannot be exclusive of one another.

As a gaming technology provider, IGT PLC is working cooperatively with multiple stakeholders, including customers, gaming regulators, research institutes, problem gambling advocacy groups, and industry responsible gaming organisations, to develop technology solutions that support responsible gaming. In addition, IGT PLC partners with research institutes and universities to stay current on the latest problem gambling research to improve upon its own programs.

The Environment

IGT PLC is primarily involved in providing services, and therefore its income generating activities do not have a significant or direct environmental impact. As one facet of its CSR, the Company has long held that environmental awareness must be a central part of its activities, with specific commitments and goals being expressed to stakeholders. Accordingly, the Company uses an effective and reliable monitoring system to assess its performance against appropriate indicators and determine whether it has fulfilled its commitments.

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Annual Reports and Accounts 2015

PRINCIPAL RISKS AND UNCERTAINTIES

The management of the business and the execution of the Group’s strategy are subject to a number of risks. The occurrence of any one of which may adversely impact the management of the Group and the execution of its growth strategies. IGT PLC’s overall risk management strategy for the Group focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on its performance through ongoing operational and finance activities. IGT PLC monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of IGT PLC’s overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

The following are the principal risks and uncertainties facing the group. The risks shown are not necessarily all those associated with the Group and are not listed in priority order.

(1) Market Risk: Market risk is the risk that changes in interest rates and foreign currency exchange rates will negatively impact the value of assets and liabilities. A portion of the Company’s debt portfolio is exposed to changes in market interest rates. Changes in interest rates generally will not significantly impact the fair market value of such indebtedness, but could have a material effect on the Company’s results of operations, business, financial condition or prospects. The Company is a global business and derives a substantial portion of its revenues from operations in currencies other than its U.S. dollar (“USD”) functional currency. Its financial statements could be materially different from period to period if there is a significant movement in USD versus other currencies.

(2) Credit Risk: Credit risk is the risk of a financial loss arising from a customer or counterparty not meeting their contractual obligations. A significant portion of the Company’s revenue is derived from concessions with ADM, resulting in significant concentration of credit risk exposure. Management believes that in the future, a significant portion of its business and profitability will continue to depend upon concessions with ADM.

(3) Liquidity Risk: Liquidity risk is the risk that suitable sources of funding for the Company’s operations may not be available. In recent years, certain concessions in Italy have required a significant upfront payment. Further, many of its contracts typically require upfront capital expenditures. The ability of the Company to maintain existing contracts upon their renewal and invest in new contract opportunities depends on the ability of the Company to access new sources of capital to fund these investments. There can be no assurance that the Company will be able to access sources of capital on favourable or reasonable terms.

(4) Country Risk: Country risk is the risk that changes to regulations or laws, or in the economy of any of the countries in which we conduct business, will negatively impact expected returns. Risks associated with the Group’s operations include increased governmental regulation of the online lottery industry in the markets where it operates, exchange controls or other currency restrictions and significant political instability. Given its activities the Group might be subject to other economic risks, such as inflation, foreign exchange risks (both depreciation and devaluation), illiquid foreign exchange markets, high interest rates, debt default, unstable capital markets and foreign direct investment restrictions. Political risks include change of leadership, change of governmental policies, new foreign exchange controls regulating the flow of money into or out of a country, failure of a government or court to honour existing contracts, corruption, and changes in or differing interpretations by tax authorities of tax laws, as well as global risk aversion driven by political unrest, war and terrorism. Finally, social instability risks include high crime in certain of the countries in which the Group operates due to poor

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Annual Reports and Accounts 2015

economic and political conditions, riots, unemployment and poor health conditions. These factors may affect the Company’s work force as well as the general business environment in a country. The materialisation of such risks could have a negative impact on the Company’s results of operations, business, financial condition or prospects.

(5) Operational Risk: Operational risk is the risk that external events or internal factors will result in losses. The Company’s Italian concessions, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require substantial performance bonds to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. Claims on performance bonds, drawings on letters of credit and/or payment of liquidated damages could have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.

(6) Legal Proceedings: Due to the nature of its business, the Company is involved in a number of legal, regulatory and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. It is difficult to accurately estimate the outcome of any proceeding. As such, the amount of the Company’s provision for litigation risk, which has been accrued on the basis of assessments made by external counsel, could vary significantly from the amounts the Company would ultimately pay in any such proceeding. In addition, unfavourable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorisation and thereby have a material adverse effect on the Company’s results of operations, business, financial condition or prospects.

(7) Government Regulations: IGT PLC’s activities are subject to extensive and complex governmental regulation which varies from time to time and from jurisdiction to jurisdiction where IGT PLC operates, which includes restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash and anti-money laundering compliance procedures. Any failure by IGT PLC to so comply or its inability to obtain required suitability findings could lead regulatory authorities to seek to restrict IGT PLC’s business in their jurisdictions.

The material uncertainties and risk factors affecting the Group are below:

Market Place Competition

IGT PLC’s business may be adversely affected by competition.

The gaming business is highly competitive. IGT PLC faces competition from a number of companies in Italy, the U.S. and worldwide. Although IGT PLC is making investments, intended to position it to exploit the opportunities in the machine gaming, interactive gaming and sports betting markets, it expects significant competition in these markets from other companies. Competition could cause IGT PLC to lose players or customers and could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects. The online lottery industry has faced increased competition from the entertainment and gaming industries in recent years, including from a proliferation of destination gaming venues, and an increased availability of gaming opportunities including gaming opportunities on the internet. In recent years there has been increased competition in the gaming industry and, in some instances, IGT PLC observed extremely aggressive pricing from these competitors in an effort to gain market share. Increased competition and aggressive pricing practices

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Annual Reports and Accounts 2015

from competitors could adversely affect IGT PLC’s ability to retain business, to win new business and may impact the margin of profitability on contracts that IGT PLC is successful in retaining or winning. Also, awards of contracts to IGT PLC are, from time to time, challenged by its competitors. Increased competition also may have a material adverse effect on the profitability of contracts which IGT PLC does obtain. Over the past several years, IGT PLC has experienced and may continue to experience a reduction in the percentage of lottery ticket sales that it receives from certain customers resulting from contract rebids, extensions and renewals due to a number of factors, including the substantial growth of lottery sales, reductions in the cost of technology and telecommunications services and general and competitive dynamics.

IGT PLC may also be affected by increased competition as a result of consolidation among gaming equipment and technology companies. IGT PLC expects the trend toward consolidation in its global industry to continue as gaming equipment and technology companies attempt to strengthen or expand their market positions in the gaming industry through mergers and acquisitions. Several acquisitions of slot machine and other gaming equipment makers by gaming technology companies have occurred recently, such as the acquisition of Bally Technologies, Inc. by Scientific Games Corporation and the acquisition of Multimedia Games Holding Co. Inc. by Global Cash Access Holdings Inc. IGT PLC believes that industry consolidation such as these acquisitions may result in stronger competitors that are better able to compete by increasing their scale and operating efficiencies. Consolidation may also result in competitors with greater resources which may be directed toward accelerating innovation and product development, resulting in a broader service and product offering. Such changes in the competitive landscape could potentially reduce IGT PLC’s market share and lead to declining sales volumes and prices for its products and services. If any of these risks are realised, IGT PLC’s competitive position and therefore its business, results of operations and financial condition may be materially adversely affected.

Competition is intense among gaming and systems providers, including manufacturers of electronic gaming equipment and systems products. Competition is primarily based on the amount of profit IGT PLC’s products generate for its customers, together with cost savings, convenience, and other benefits. Additionally, IGT PLC competes on the basis of price, pricing models, and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of IGT PLC’s hardware and software products. IGT PLC’s competitors range from small, localised companies to large, multi-national corporations, several of which have substantial resources.

Competition in the gaming industry has accelerated due to the increasing number of providers, combined with the limited number of operators and jurisdictions in which they operate. In particular, IGT PLC has observed an influx of small gaming equipment manufacturers entering the market over the last few years. In addition, several casinos have recently ceased operations due to unfavourable economic conditions. This combination of a growing number of providers and a limited number of operators has resulted in an increased focus on price to value. To compete effectively, providers must offer innovative products, with increasing features and functionality benefiting the operators along with game content appealing to the end player, at prices and, in certain cases, financing terms that are attractive to operators.

Obtaining space and favourable placement on casino gaming floors is also a competitive factor. In addition, the level of competition among equipment providers has increased significantly due to consolidation among casino operators and cutbacks in capital spending by casino operators resulting from the economic downturn and resulting decreased player spend.

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Annual Reports and Accounts 2015

IGT PLC’s online social gaming and online real-money gaming operations are also subject to intense competition. In particular, the online social casino industry is relatively new and has lower barriers to entry than the land-based casino industry. Several companies have launched social casino offerings, and new competitors are likely to continue to emerge, some of which may be operated by social gaming companies with a larger base of existing users, or by casino operators with more experience in operating a casino. If the products offered through IGT PLC’s online businesses do not maintain their popularity, or fail to grow in a manner that meets IGT PLC’s expectations, IGT PLC’s results of operations and financial condition could be harmed.

In order to mitigate risk, IGT PLC’s performance and competitive position are continuously monitored and, where appropriate, changes are instituted, including in relation to marketing, product development, yield management, cost control and investment. Acquisition opportunities, with a view to taking advantage of market consolidation, are continuously evaluated.

IGT PLC has a concentrated customer base in certain business segments and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue.

Revenues from IGT PLC’s top ten customers in its North America Lottery and International segments accounted for approximately 16.8% of its total consolidated revenues for the year ended 31 December 2015. If IGT PLC were to lose any of these larger customers, or if these larger customers experience slow lottery ticket sales and consequently reduced lottery revenue, there could be a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Unstable Economic Conditions

IGT PLC is exposed to risks associated with the performance of the global economy, the Eurozone debt crisis and the prevailing economic conditions in the markets in which it operates, including Italy.

IGT PLC’s income and results of operations have been influenced, and will continue to be influenced, to a certain degree, by the general state and performance of the global economy. The volatility of the financial markets shows that there can be no assurance that any recovery is sustainable or that there will be no recurrence of the global financial and economic crisis or similar adverse market conditions.

Also, the lack of resolution of the sovereign debt crisis of several countries of the Eurozone, including Greece, Italy, Cyprus, Ireland, Spain and Portugal, together with the risk of contagion to other more stable—countries, particularly France and Germany, has raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the reintroduction of national currencies in one or more Eurozone countries or, in particularly dire circumstances, the abandonment of the euro. The departure or risk of departure from the euro by one or more Eurozone countries and/or the abandonment of the euro as a currency could have major negative effects on both existing contractual relations and the fulfilment of obligations by IGT PLC and/or its customers, which could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

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Annual Reports and Accounts 2015

Major Lottery Contracts

IGT PLC’s operations in its North America Lottery and International segments are dependent upon its continued ability to retain and extend its existing contracts and win new contracts.

IGT PLC derives a substantial portion of its revenues and cash flow from its portfolio of long-term contracts in the North America Lottery and International segments (equal to approximately 32.1% of its total consolidated revenues for the year ended 31 December 2015), awarded through competitive procurement processes. In addition, IGT PLC’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for failure to perform and for other specified reasons, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation, if any, to which IGT PLC would be entitled if such termination to were to occur.

Further, in the event that IGT PLC is unable or unwilling to perform, some of its lottery contracts permit the lottery authority to acquire title to its system-related equipment and software during the term of the contract or upon the expiration or earlier termination of the contract, in some cases without paying IGT PLC any compensation related to the transfer of that equipment and software to the lottery authority.

The termination of or failure to renew or extend one or more of IGT PLC’s lottery contracts, or the renewal or extension of one or more of IGT PLC’s lottery contracts on materially altered terms or the transfer of its assets without compensation could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

New arrangements with state lotteries in the U.S., such as lottery management contracts, may increase the risks to IGT PLC in its dealings with state lotteries, including requiring the guarantee of income, upfront payments or similar arrangements.

In the U.S., state lotteries are exploring lottery management contracts as a means of maximising lottery profits. Under certain of these contracts (currently in Indiana and New Jersey), IGT PLC is required to guarantee income levels to the state. In addition, in other states, agreements may require upfront payments for concessions. Arrangements such as the guarantee of income when not achieved, large upfront payments or other similar arrangements may have a material adverse effect on IGT PLC’s results of operation, business, financial condition or prospects.

Technology

The material uncertainties and risk factors affecting the Group are addressed below:

IGT PLC may not be able to respond to technological changes or to satisfy future technology demands of its customers, in which case it could fall behind its competitors.

Many of IGT PLC’s software and hardware products are based on proprietary technologies. While management believes that certain of IGT PLC’s technologies, such as the IGT PLC Aurora open-architecture software platform, provide an industry standard, if IGT PLC were to fail to enhance its product and service offerings to take advantage of technological developments, it may fall behind its competitors and IGT PLC’s results of operations, business, financial condition or prospects could suffer.

IGT PLC’s gaming machines and online gaming operations may experience losses due to technical problems or fraudulent activities.

IGT PLC’s success depends on IGT PLC’s ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of its gaming machines, systems, and online offerings. IGT PLC incorporates security features into the design of its gaming machines and other systems, including those features responsible for IGT PLC’s online operations, which are designed to prevent it and its patrons from being defrauded. IGT PLC also monitors its software and hardware to

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avoid, detect and correct any technical errors. However, there can be no guarantee that IGT PLC’s security features or technical efforts will continue to be effective in the future. If IGT PLC’s security systems fail to prevent fraud or if IGT PLC experiences any significant technical difficulties, its operating results could be adversely affected. Additionally, if third parties breach IGT PLC’s security systems and defraud its patrons, or if IGT PLC’s hardware or software experiences any technical anomalies, the public may lose confidence in IGT PLC’s gaming products and online operations or it could become subject to legal claims by its customers or to investigation by gaming authorities.

IGT PLC’s gaming machines and online offerings have experienced anomalies and fraudulent manipulation in the past. Games and gaming machines may be replaced by casinos and other gaming machine operators if they do not perform according to expectations, or may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, IGT PLC’s games, gaming machines, systems, or online games and systems may give rise to claims for lost revenues and related litigation by IGT PLC’s customers and may subject it to investigation or other action by gaming regulatory authorities, including suspension or revocation of IGT PLC’s gaming licenses, or other disciplinary action.

Systems, network or telecommunications failures or cyber-attacks may disrupt IGT PLC’s business and have an adverse effect on its results of operations.

Any disruption in IGT PLC’s network or telecommunications services, or those of third parties that IGT PLC utilises in its operations, could affect IGT PLC’s ability to operate its games or financial systems, which would result in reduced revenues and customer downtime. IGT PLC’s network and databases of business and customer information, including intellectual property, trade secrets, and other proprietary business information and those of third parties IGT PLC utilises, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Despite the implementation of network security measures and data protection safeguards by IGT PLC and third parties IGT PLC utilises, including a disaster recovery strategy for back office systems, IGT PLC’s servers and computer resources, and those of third parties IGT PLC utilises, are vulnerable to viruses, malicious software, hacking, break-ins or theft, third party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorised access to or tampering with IGT PLC’s computer systems, or those of third parties IGT PLC utilises, in any such event could result in a wide range of negative outcomes, including devaluation of IGT PLC’s intellectual property, increased expenditures on data security, and costly litigation, each of which could have a material adverse effect on IGT PLC’s business, reputation, operating results and financial condition.

In order to mitigate these risk factors, IGT PLC has invested and committed considerable resources into upgrading its existing technology, IT infrastructure, communication systems and application systems, as well as developing and acquiring new platforms. Rigorous testing regimes are utilised to ensure that a continued high quality of product offerings and services are maintained.

Legal/Regulatory

The material uncertainties and risk factors affecting the Group are below:

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The gaming and betting industry is highly regulated.

The gaming and betting industry is highly regulated. In Italy, this regulation determines, among others, (1) games that may be operated and amounts that may be charged by operators, (2) the prizes for the players, (3) the compensation paid to concessionaires, including IGT PLC, (4) the kinds of points of sale and (5) the applicable tax regulations. Renewing existing and applying for new licenses, concessions, permits and approvals can be costly and time-consuming and there is no assurance of success. Any failure to renew or obtain any such license, concession, permit or approval could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of gaming or betting, changes in the compensation paid to concessionaires or increases in the number of licenses, authorisations or concessions awarded to competitors of IGT PLC could materially and adversely affect its profitability. For instance, the profitability of the VLT sector has declined since 2012, after ADM increased taxation on VLTs from 2% to 4% in January 2012, and then to 5% during 2013 through 2015, and then to 5.5% effective 1 January, 2016.

In the U.S. and in many international jurisdictions where IGT PLC currently operates or seeks to do business, lotteries are not permitted unless expressly authorised by law. The successful implementation of IGT PLC’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorise lotteries do not approve new lotteries or if those jurisdictions that currently authorise lotteries do not continue to permit such activities.

The illegal gaming market could negatively affect IGT PLC’s business.

A significant threat for the entire gaming and betting industry arises from illegal activities. Such illegal activities may drain significant betting volumes away from the regulated industry. In particular, illegal gaming could take away a portion of the present players that are the focus of IGT PLC’s business. The loss of such players could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC faces risks related to the extensive and complex governmental regulation applicable to its operations.

In addition, IGT PLC is subject to extensive background investigations in its lottery and gaming businesses. Authorities generally conduct such investigations prior to and after the award of a lottery contract or issuance of a gaming license. Such investigations frequently include individual suitability standards for officers, directors, major shareholders and key employees. Authorities are generally empowered to disqualify IGT PLC from receiving a lottery contract or operating a lottery system as a result of any such investigation. IGT PLC’s failure, or the failure of any of its personnel, systems or machines, in obtaining or retaining a required license or approval in one jurisdiction could negatively impact its ability to obtain or retain required licenses and approvals in other jurisdictions. Any such failure would decrease the geographic areas where IGT PLC may operate and as a result could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Further, from time to time investigations of various types are conducted by governmental authorities into possible improprieties and wrongdoing in connection with IGT PLC’s efforts to obtain or the awarding of lottery contracts and related matters. Because such investigations frequently are conducted in secret, IGT PLC may not necessarily know of the existence of an investigation in which it might be involved. Because IGT PLC’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to IGT PLC in any manner or the prolonged investigation of these matters by governmental or regulatory authorities could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere. In addition, adverse publicity resulting from any such proceedings could have a material adverse effect on IGT PLC’s reputation, results of operations, business, financial condition or prospects.

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IGT PLC is subject to substantial penalties for failure to perform under its concessions and contracts.

IGT PLC’s Italian concessions, lottery contracts in the U.S. and in other jurisdictions and other service contracts often require substantial performance bonds to secure its performance under such contracts and require IGT PLC to pay substantial monetary liquidated damages in the event of non-performance by IGT PLC.

As at 31 December 2015, IGT PLC had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.241 billion. These instruments present a potential for expense for IGT PLC and divert financial resources from other uses.

Claims on performance bonds, drawings on letters of credit and payment of liquidated damages could individually or in the aggregate have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

IGT PLC is exposed to significant risks in relation to compliance with anti-corruption and corporate criminal laws and regulations and economic sanction programs.

Doing business on a worldwide basis requires IGT PLC to comply with the laws and regulations of various jurisdictions. In particular, IGT PLC’s international operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”), the Italian Legislative Decree No. 231 of 8 June, 2001 and economic sanctions programs, including those administered by the UN, EU and OFAC and regulations set forth under the Comprehensive Iran Accountability Divestment Act. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal with both government and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Under the Italian Legislative Decree No. 231 of 8 June, 2001, we may be held responsible for certain crimes committed in Italy or abroad (including corruption, fraud against the state, corporate offenses and market abuse) in IGT PLC’s interest or for IGT PLC’s benefit, by individuals having a functional relationship with IGT PLC at the time the relevant crime was committed, including third party agents or intermediaries. In such circumstances, IGT PLC could be subject to fines, confiscation of profits or legal sanctions, such as termination of authorisations, licenses, concessions and financing agreements, suspension of our operations, or prohibitions on contracting with public authorities.

IGT PLC is exposed to a risk of violating anti-corruption laws and sanctions regulations applicable in those countries where we, its partners or agents operate. Some of the international locations in which we operate lack a developed legal system and have high levels of corruption. IGT PLC’s continued expansion and worldwide operations, including in developing countries, the development of joint venture relationships worldwide and the employment of local agents in the countries in which we operate increases the risk of violations of anti-corruption laws, OFAC or similar laws.

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IGT PLC may be subject to an unfavourable outcome with respect to pending regulatory or tax matters or other legal proceedings, which could result in substantial monetary damages or other harm to IGT PLC.

IGT PLC is involved in a number of legal, regulatory, tax and arbitration proceedings regarding, among other matters, claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. The outcome of these proceedings and similar future proceedings cannot be predicted with certainty. As at 31 December 2015, IGT PLC’s total provision for litigation risks was $17.7 million. However, it is difficult to accurately estimate the outcome of any proceeding. As such, the amounts of IGT PLC’s provision for litigation risk could vary significantly from the amounts IGT PLC may be asked to pay and from the amounts IGT PLC would ultimately pay in any such proceeding. In addition, unfavourable resolution of or significant delay in adjudicating such proceedings could require IGT PLC to pay substantial monetary damages or penalties and/or incur costs which may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant concession, license or authorisation and thereby have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

Two of IGT PLC’s Directors (Marco Sala and Lorenzo Pellicioli) and one member of senior management (Renato Ascoli) are the subject of an ongoing investigation in Italy by the Rome Public Prosecutor’s office as a result of a 2012 tax audit performed by the Italian Tax Agency as settled by IGT PLC’s predecessor entity GTECH in December 2013. The investigation involves the structuring of the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing and whether GTECH’s income was under-reported in Italy for any of the tax years from 2006 to 2013. As required under Italian law, the Company’s legal representative and the signatories of the relevant corporate tax returns are subject to investigation. The relevant tax returns were signed by the three individuals named above. If the Rome Public Prosecutor determines that GTECH’s income was under-reported in one or more tax years, the prosecutor may choose to bring criminal charges in Italy against one or more of these individuals.

Within the context of this investigation, in June 2015 a further tax audit in Italy was initiated that is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report covering the years 2006 to 2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expenses and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian tax agency issued a number of tax assessment notices to the Company covering the years 2006 to 2010 and alleging that additional taxes, penalties and interest for these years totalling €200 million are due. Under Italian law, the Company has 60 days in which to appeal the tax assessment notices. On February 26, 2016 GTECH submitted a voluntary settlement request, which entitles the Company to an automatic 90 day extension. The extension will allow the Tax Agency to re-examine the preliminary conclusions of the Tax Police.  At the end of the 90 day extension period, if the parties do not reach a settlement, GTECH retains its right to appeal the tax assessment before the first degree Tax Court.

In April 2016, the Company received a tax audit report from the Italian Tax Police covering the years 2011 to 2014. Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge could be estimated to be approximately €275.0 million for those years. Furthermore, this report contains two additional claims regarding (in) the alleged improper deduction of €140.0 million in value added tax and (2) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to the Company’s fully controlled subsidiary incorporated in Cyprus. Such Tax Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.

An unfavourable outcome to either the tax investigation or the tax audit could have a material adverse effect on IGT PLC’s results of operations, business, financial condition or prospects.

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In order to mitigate these risk factors, regulatory, legislative and tax developments in key markets are monitored closely, allowing IGT PLC to assess and adapt quickly to changes in the environment and minimise risks to the business. IGT PLC engages with its regulators and the relevant trade organisations with regard to any issues of shared concern, such as responsible gaming.

Talent

The material uncertainties and risk factors affecting the Group below:

IGT PLC’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents and the security of its systems.

The real and perceived integrity and security of a lottery are critical to its ability to attract players. IGT PLC strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers, and its reputation in this regard is an important factor in its business dealings with lottery and other governmental agencies. For this reason, an allegation or a finding of improper conduct on IGT PLC’s part, or on the part of one or more of its current or former employees, directors or agents that is attributable to IGT PLC, or an actual or alleged system security defect or failure attributable to IGT PLC, could have a material adverse effect upon IGT PLC’s results of operations, business, financial condition or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

Failure to attract, retain and motivate key management and employees may adversely affect IGT PLC’s ability to compete.

IGT PLC’s success depends largely on recruiting and retaining talented executives and employees.  IGT PLC’s ability to attract and retain key management, product development, finance, marketing, and research and development personnel is directly linked to its continued success. The market for qualified executives and highly-skilled technical workers is intensely competitive. The loss of key employees or an inability to hire a sufficient number of technical staff could limit IGT PLC’s ability to develop successful products and could cause delays in getting new products to market.

In order to mitigate these risk factors, performance management, development, reward and recognition internal systems are all constantly reviewed and updated to marry business needs with best practice.

Approval

The Strategic Report has been approved by the Board of Directors on 25 May 2016.

Signed on behalf of the Board of Directors by:

Marco Sala

Chief Executive Officer

25 May 2016

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Annual Reports and Accounts 2015

2.         DIRECTORS’ REMUNERATION REPORT

Annual Statement by the Chairman of the Compensation Committee

Dear Recipient,

On behalf of the Directors, I am pleased to present the Directors’ Remuneration Report for the financial year ended 31 December 2015.

We believe that the remuneration of the Executive Director appropriately and fairly reflects the performance of the Company and the Group. The remuneration of the Executive Director is aligned with the results of the Group for the period. The remuneration of the Non-Executive Directors is fixed in amount and is unrelated to the results of the Group for the period.

IGT PLC has had a successful year: revenues have increased to $4.7 billion, the Group has generated $1.144 million from its operating activities worldwide and achieved $110 million in cash synergy savings, in line with targets. Reflecting the strong performance for the 2015 financial year the Company’s EBITDA performance was at target, net debt was at maximum and the CEO’s individual goals were at maximum, resulting in a pay-out of 150% under the metrics of the annual bonus plan. Accordingly the CEO will receive a bonus award of 225% of salary. In addition, the performance metrics of the LTIP were partially met and therefore the CEO’s award under the long term investment plan has vested at 78%. The Committee is satisfied that the bonus outcome reflects what has been an excellent year for the Company since the Merger.

We are committed to the principles of our Remuneration Policy in order to support the Group’s strategy. These principles are maintaining (1) market competitive levels, (2) high standards of corporate governance and engagement, (3) an alignment with shareholders’ interests and, (4) for the Executive Director, a link between performance and strategy.

Major Decisions on Executive Director’s Remuneration

Our Remuneration Policy is important in supporting and driving forward the long-term goals of the Group by retaining a management team with the requisite skills and expertise to effectively deliver the Group’s strategy.

The sole Executive Director, Marco Sala, Chief Executive Officer, was appointed on 7 April 2015. From that date to 31 July 2015, his base salary was €755,035 ($834,201). No changes were made to the remuneration package of the Executive Director from 31 July 2015 to the financial year ended 31 December 2015.

The long term incentive plan was put in place on 31 July 2015 and we do not envisage any changes being made to that plan in the near future.

Key Changes to Non-Executive Directors’ Remuneration

The annual fees of the Non-Executive Directors did not change during the financial year ended 31 December 2015.

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Annual Reports and Accounts 2015

Directors’ Annual Report on Remuneration and Remuneration Policy

This is the first year in which the Directors’ Annual Report on Remuneration and Remuneration Policy will be approved by shareholders at the annual general meeting (“AGM”).

This Directors’ Annual Report on Remuneration is subject to an annual advisory vote. Shareholders are asked to vote, by ordinary resolution, to approve the Directors’ remuneration for the financial year ended 31 December 2015.

Under English law the Directors’ Remuneration Policy is subject to a binding shareholder vote at least every three years. This year, shareholders are asked to vote, by ordinary resolution, to approve the Remuneration Policy of the Company for the three-year period commencing immediately after the end of the AGM (taking into account the requirement for the policy to be approved every three years). Your approval will be required should the Directors wish to change the policy within that three year period.

The Directors’ Remuneration Report, consisting of the Annual Statement, the Directors’ Remuneration Policy and the Annual Report on Directors’ Remuneration, is compliant with its reporting requirements and forms part of the statutory annual reports and accounts of the Company for the year ended 31 December 2015. We welcome your feedback and members of the Compensation Committee will be available at the AGM to answer any questions about the work of the Compensation Committee.

Gianmario Tondato Da Ruos

Chairman

Compensation Committee

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Annual Reports and Accounts 2015

Remuneration Policy

Information not audited

The Compensation Committee

The Compensation Committee currently comprises three independent Directors. As at the date of this Directors’ Remuneration Report, the Compensation Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Paget Alves and Alberto Dessy. All members served on the Committee since its establishment on 7 April 2015 up to the date of this document.

The Executive Director does not usually attend the meetings of the Compensation Committee, however, certain officers and employees, such as the Senior Vice President of Human Resources and Public Affairs, the Chief Financial Officer and the Company Secretary of the Company, may attend meetings of the Committee, save in circumstances in which that person is the subject of the meeting. During its meetings, the Committee may also receive assistance and advice from third parties. The Committee has been advised by Mercer for the financial year ending 31 December 2015. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm, a third party unconnected to the Group. The Committee has therefore satisfied itself that the advice received was objective and independent.

The total fees in relation to the advice provided during the year were $375,000. These fees are higher than we would usually expect for Mercer’s fees due to the integration processes on which they advised following the merger between Legacy GTECH and Legacy IGT (as defined below). Mercer also assists the Group in providing general consulting services, salary surveys, and advice on its 401(k) plans in the U.S. The Committee believes that these fees reflect the time spent and the quality of advice received.

The principal activities undertaken by the Compensation Committee for the year ending 31 December 2015 consisted of:

•       Approving the charter of the Compensation Committee;

•       Approving the appointment of the Directors and executive officers of the Company;

•      Discussing the compensation of the Directors and management and resolving to submit to the Directors the 2015 short term incentive plan (“STIP”) and long term incentive plan (“LTIP”) guidelines, treatment of Non-Executive Directors and senior management compensation (including the key principles of governing the individual arrangements for the chief executive officer (the “CEO”);

•       Determining and approving guidelines on ownership of shares in the Company by the Directors and executive officers; and

•       Acknowledging the request by certain board members and senior managers to enter into Rule 10-b-5.1 plans which comply with the Company’s policy on preventing insider trading risks.

In forming the Directors’ Remuneration Policy, the Compensation Committee has sought to allow itself sufficient operational flexibility over the next three years. While the policy provides the framework for Directors’ remuneration, it is intended that the Compensation Committee be entitled to exercise a level of discretion in certain circumstances, where appropriate. The Compensation Committee may not use any discretion outside the policy without separate shareholder approval.

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Policy overview

The Remuneration Policy of IGT PLC will be submitted to shareholders for approval by ordinary resolution at the AGM on 20 June 2016. The policy will therefore be effective, subject to obtaining shareholder approval, from 20 June 2016.

The policy begins with an outline of the remuneration structures and is followed by the Executive Director and Non-Executive Director remuneration policy tables and narrative.

The aim of the policy is to:

•       Attract, retain and motivate high calibre directors;

•       Focus those directors on the delivery of the Group’s strategic and business objectives;

•       Promote a strong and sustainable performance culture; and

•       Align interests of the executives with those of the shareholders.

How the views of shareholders and employees are taken into account

Shareholders

The Compensation Committee values shareholder feedback when forming remuneration policy and takes into account shareholder views received in relation to resolutions to be considered at the AGM each year.

Employees

When determining Executive Director Remuneration arrangements the Committee takes into account pay and conditions throughout the Group to ensure that the structure and quantum of the Executive Director’s pay remains appropriate in this context.

The Committee does not consider it appropriate to consult directly with other Directors when developing the Directors’ Remuneration Policy. The Committee does receive, however, periodic updates from the HR department on the overall remuneration structures and policies for all employees. At other levels of the Group, employees will receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Group and external market data where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for Executive Directors.

Executive Directors’ Remuneration Policy

The remuneration structure for Executive Directors is designed to incentivise the delivery of sustained performance consistent with the Group’s strategic goals and appropriate risk management, and to reward success in doing so. At the date of this document the only Executive Director of the Company is its CEO, Marco Sala.

Executive Directors play key roles in the management and business of the Group. The Group’s Remuneration Policy and structure are designed to reflect these combined roles. When setting the policy for Executive Directors’ remuneration, the Committee takes into account total remuneration

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levels operating in companies of a similar size and complexity, the responsibilities of the individual role, individual performance and the individual’s experience. The Committee also considers developments in best practice and the pay and employment conditions within the wider Group.

The Company’s Remuneration Policy for Executive Directors, as an employee of the Company or of its Group, is to provide a base salary and participation in an annual cash bonus plan or STIP and an LTIP, seeking to give a proportion of the total annual remuneration in the form of variable compensation, which is directly linked to the profitability of the Group.

The current Executive Director, Marco Sala, participates in a co-investment award agreement (the “Co-Investment Agreement”). The purpose of the agreement is to focus the CEO on the strategic and business objectives of the Group as well as aligning the interests of the CEO with those of the shareholders of the Company. Under the agreement, the Company agrees to match (up to a maximum 500,000 ordinary shares) the CEO’s existing ownership of 500,000 ordinary shares in the Company. The 500,000 ordinary shares shall constitute up to 250,000 ordinary shares and 250,000 options for ordinary shares, as long as the following conditions are met:

•       Continued service with the Company as CEO until the date on which the annual accounts for the year ending 31 December 2017 are approved by the Directors (the “Vesting Period”);

•       The ordinary shares are continuously held by the Executive Director for the duration of the Vesting Period;

•       The IGT PLC share price is equal to or greater than $16.83 with the final price based on an average 3 months share price ending on the date of approval of the Company’s financial statements for the year ending 31 December 2017; and

•       There is a re-investment of 50% of the total committed and awarded shares (involving the use of cash proceeds for any exercised share options) (after-tax) in a subsequent 3-year co-investment award agreement if in the financial year ending 31 December 2018 Marco Sala is re-appointed in his role as CEO for another three year mandate. The percentage re-invested into the requisite shares will be reduced as appropriate to comply with the Company’s share ownership requirements under the agreement.

If all of the conditions are met, all shares and all options will vest fully at the date of approval of the annual accounts for the year ending 31 December 2017, and options will then be subject to an additional four year exercise period (with an option strike price based on the closing price on the day of grant of the options and shares). If the conditions are not met the share options lapse.

It is not anticipated that this agreement will be amended during the financial year ending 31 December 2016, however, the Directors, or the Compensation Committee as appropriate, have the discretion to amend the agreement as appropriate. In the event that an additional Executive Director is appointed during the financial year ending 31 December 2016 the Committee may consider that it is appropriate for such a director to enter into a similar agreement.

Remuneration of the Executive Director is determined by the Compensation Committee subject to the provisions of the articles of association of IGT PLC.

The table below sets out the Remuneration Policy for Executive Directors which shareholders are asked to approve at this year’s AGM on 20 June 2016. The key elements of the Remuneration Policy for Non-Executive Directors are set out separately.

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Annual Reports and Accounts 2015

Element, purpose and link to strategy	Operation and performance conditions	Maximum opportunity	Recovery or withholding
Fixed pay
Base salary: to pay a salary that reflects the role, responsibilities, experience and knowledge of the individual, ensuring that the salary paid is competitive with other employers in our industry

Salaries are paid monthly through the payroll and reviewed annually by the Compensation Committee. Any review will take into account increases to the salaries of the workforce as a whole, performance of the Group and the individual, skill set and experience of the individual and external factors such as inflation and an assessment of the competitive market.

There are no performance conditions.

The maximum opportunity for base salary on an annual basis is 10% of that year’s annual base salary rising to a maximum of 20% of that base salary in exceptional circumstances. Therefore, where appropriate and necessary, larger increases may be awarded (for example, where a role has increased in scope or where it is necessary to bring a recently appointed Executive Director in line with the market).

There is no provision for recovery.
Benefits: to attract and retain an appropriate Executive Director required to support the long term interests of the Group

Executive Directors receive a range of benefits including, but not limited to, private medical insurance, private dental insurance, life insurance, tax preparation benefits, and housing and car allowances. Benefits are reviewed regularly but not on a pre-determined schedule.

There are no performance conditions.

		There is no maximum level of benefit; the overall level of benefits will depend on the cost of providing individual items based on the individual’s circumstances.	There is no provision for recovery.
Pension: to attract and retain an appropriate Executive	Under the U.K. Government’s Workplace Pension Scheme Executive Directors are entitled to a U.K. pension.	The Company will match up to 6% of salary.	There is no provision for recovery.

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Annual Reports and Accounts 2015

Element, purpose and link to strategy	Operation and performance conditions	Maximum opportunity	Recovery or withholding
Director required to support the long term interests of the Group	The Company offers a group personal pension plan. A pension is provided for any Executive Director located in other jurisdictions. There are no performance conditions.
Variable pay
Annual bonus: to encourage the Executive Director to achieve both short term financial results and individual goals

The STIP is performance-based and designed to encourage the Executive Director to achieve both short-term financial results and longer term strategic objectives.  The primary focus of the STIP is to motivate and reward for the achievement of the Group’s annual objectives.  The STIP is designed to recognise growth achievement with an opportunity to earn a bonus on the upside, as well as to limit the downside potential.

Performance is measured against a combination of financial measures determined by the Committee at the start of each financial year by reference to the then current business strategy. Current payments are subject to targets based on consolidated operating income (excluding accounting for purchase price), net debt and individual performance.  For financial performance operating income is currently the most prevalent metric along with the consolidated operating income minimum, target and top parameters.

Payments may, however, be adjusted upwards and downwards at the discretion of the Committee. Currently operating income goals are measured on a curve where in general the minimum threshold payment was made for 91% achievement (resulting in a 10% payout), 100% achievement (resulting in a 100% payout) and maximum payout in the range of 110-115% g79g in a 200% payout).

The maximum pay-out is 200% of target.

The Company will implement a malus and clawback policy to which annual bonuses paid to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the Securities Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) which may require recovery of incentive-based compensation in addition to the circumstances set out in this policy.

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Annual Reports and Accounts 2015

Element, purpose and link to strategy	Operation and performance conditions	Maximum opportunity	Recovery or withholding
Long-term share incentive plan: to encourage the Executive Director to achieve long-term stretch performance targets

The LTIP allows the Directors to grant share options and restricted shares to current or prospective directors and employees of IGT or any of its subsidiaries.

Under the rules of the LTIP the exercise price per share subject to the share option must be no lower than the fair market value of a share on the date of grant.

Currently the Company awards 100% performance shares as the annual LTIP award.

Performance is measured over a three year vesting period against a combination of financial measures determined by the Committee at the time of the award by reference to the then current business strategy. Current awards are subject to targets based upon three performance metrics: three-year cumulative consolidated adjusted EBITDA (US GAAP) (profitability measure), net debt (use of cash) and total shareholder return (performance against peers). Financial objectives are currently established by the Directors based upon a proposal by the Compensation Committee, consistent with the authorisation provided by the Company’s shareholders. Company-related LTIP targets throughout individual LTIP are currently based on:

The maximum opportunity which may vest on the basis of reaching the target performance metrics is 137.5%.

The Company will implement a malus and clawback policy to which LTIP awards made to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based compensation in addition to the circumstances set out in this policy.

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Annual Reports and Accounts 2015

Element, purpose and link to strategy	Operation and performance conditions	Maximum opportunity	Recovery or withholding

• A total consolidated adjusted EBITDA (US GAAP) of at least 90% of the Company’s targeted total consolidated adjusted EBITDA (US GAAP);

• A ratio calculated between the consolidated net debt and consolidated adjusted EBITDA (US GAAP); and

• Total shareholder return against the Russell Mid Cap Market Index (which measures performance of companies on the Russell Mid Cap Market Index).

Vesting currently occurs over a three to four year period.

Co-investment plan: to encourage the Executive Director to commit to the short to medium term interests of the Company

The Compensation Committee has the discretion to require that an Executive Director enter into a co-investment agreement with the Company.

Under a co-investment agreement the Company may grant an option of up to 250,000 shares and makes an issue of up to 250,000 shares to an Executive Director on the basis of matching a shareholding of up to 500,000 by the Executive Director. Vesting of the shares is subject to continued service of the Executive Director, the listed share price being greater than the exercise price of the options, the Executive Director continuing to hold up to 500,000 shares in the Company and to re-invest 50% of the total committed and awarded shares into a subsequent co-investment agreement following vesting of any previous co-investment agreement. If an Executive Director ceases to be a director or CEO, as appropriate, of the Company prior to the vesting date the share options lapse.

		500,000 ordinary shares in the Company	The Company is required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based compensation.

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Annual Reports and Accounts 2015

Element, purpose and link to strategy	Operation and performance conditions	Maximum opportunity	Recovery or withholding

The Company will honour prior commitments (including as to loss of office payments) entered into, and Directors will be eligible to receive payment in respect of any award granted, prior to the approval and implementation of the Remuneration Policy as described above (i.e. before 20 June 2016), even if these commitments and/or awards would not otherwise be within this policy. The Company will also honour any commitment entered into at a time prior to an individual becoming a Director if, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the Company.

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Annual Reports and Accounts 2015

Non-Executive Directors’ Remuneration Policy

The Company’s Remuneration Policy for Non-Executive Directors is to provide an annual cash retainer for each Non-Executive Director, payable in quarterly tranches and topped up by a “restricted share unit” award of shares in the Company under a restricted share unit agreement (“RSU”) vesting on a yearly basis under the LTIP, a time-based award, in each case unconnected to the performance of such Non-Executive Directors. The Committee will review the annual cash retainer and the RSU for the Non-Executive Directors periodically and determine the most appropriate awards and vesting mechanics by reference to the then current business strategy.

When recruiting a new Non-Executive Director, fees will be in line with the prevailing fee schedule applicable to other board members and Non-Executive Directors at that time. Higher cash retainers are provided for the Non-Executive Directors serving as Chairpersons of the board, the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, currently being $150,000, $140,000, $130,000 and $120,000 respectively as compared to other Non-Executive Directors of each such committee, being $100,000. The maximum opportunity for fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances.

Awards under the RSU currently vest on the basis of time rather than on the basis of performance conditions.

RSU - Annual Equity Awards for Continuing Non-Executive Directors

On the date of each annual general meeting of the Company’s shareholders each Non-Executive Director continuing to serve after that date will automatically be granted an award of RSU. The number of RSU covered by each such award will be determined by dividing (1) the Annual Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) grant value by (2) the closing share price as of the date of grant (rounded down to the nearest whole unit). Annual equity awards granted to Non-Executive Directors under this policy will vest on the date of the annual general meeting of the Company’s shareholders that occurs in the Company’s financial year after the financial year in which the date of grant occurs. The RSU vest following the approval of financial statements by shareholders at each annual general meeting of the Company.

RSU - Initial Equity Awards for New Non-Executive Directors

Each new Non-Executive Director will be granted an award of RSU determined by dividing (1) a pro-rata portion of the Initial Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) value by (2) the closing share price as of that date (rounded down to the nearest whole unit). The pro-rata portion of the Initial Equity Award value will equal the Annual Equity Award value multiplied by a fraction, the numerator of which is 365 minus the number of calendar days that, as of the particular grant date, had elapsed since the Company’s last annual meeting of shareholders at which annual equity awards were granted by the Company to the Non-Executive Directors, and the denominator of which is 365. The RSU vest following the approval of financial statements by shareholders at each annual general meeting of the Company.

Differences in Remuneration Policy for Executive Directors compared to other employees

Like the Executive Director, employees receive a fixed salary and the potential for an uplift by way of a variable annual bonus through the same STIP. The STIP differs between employee levels of seniority: the Executive Director and senior management employees are subject to an 80% bonus weighting as to financial results based on operating income and net debt of the Company and a bonus weighting of

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Annual Reports and Accounts 2015

20% based on personal performance. The STIP is paid out on an annual basis subject to financial results of the Company and the personal performance of each employee.  Manager and above level employees in general also participate in the same STIP. The percentage of the plan allocated to financials and individual objectives varies by level. Target as a percentage of base salary also varies by level.

Only Non-Executive Directors participate in RSU. Director level employees and above also participate in the same LTIP as the Executive Director.

Approach to remuneration for new Executive Directors

On the recruitment of a new Executive Director the level of fixed remuneration will be appropriate to the candidate’s skills and experience and the market data for the role that they will be undertaking. New Executive Directors will be eligible for the STIP and LTIP as set out in the Remuneration Policy. A new Executive Director may be required to enter into a co-investment agreement with the Company similar to that described at Executive Directors’ Remuneration Policy paragraph above.

The Compensation Committee recognises that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making an award in addition to the remuneration outlined above. The Committee will consider any relevant factors including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met and will take reasonable steps to ensure that any payment is at an appropriate level.

Service agreements and loss of office payment policy

Service agreements

The current sole Executive Director, Marco Sala, CEO, has a service agreement with the Company and a service agreement with its wholly owned subsidiary Lottomatica.

The Company service agreement

The CEO’s service agreement with the Company (70% of employment) can be terminated by either party on the giving of 3 months’ notice, if not immediately for cause. If terminated other than for cause, the CEO is entitled to a severance payment worth three years of base salary and short-term incentive assumed at top level as of the termination date. The CEO cannot resign without prior approval from the Directors. The CEO shall be paid a salary of £450,520 per annum and this salary shall be reviewed by the Directors annually, but the Company is under no obligation to award an increase in salary. The Company has made available to the CEO an apartment rented in the Company’s name. In addition, the Company will fully reimburse the CEO for any expenses incurred as a result of his appointment. The CEO does not receive any other benefits under his service agreement with the Company.

Under this agreement the CEO also participates in the LTIP, of which the Co-Investment Agreement forms part, whereby the Company grants the CEO an award of restricted share units and/or share options. The shares and options under those agreements shall vest on the date in which the audited financial statements for the Company financial year ended on 31 December 2017 are approved by the Directors, subject to the conditions described in the Co-Investment Agreement set out in Executive Directors’ Remuneration Policy paragraph above.

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Annual Reports and Accounts 2015

The Lottomatica service agreement

Under the Lottomatica service agreement, the CEO’s base salary is €271,500, paid in 13 equal gross instalments, plus additional benefits, including a company car. The CEO also receives an integrative pension fund in accordance with Italian law. The base salary paid by Lottomatica will not be less than 25% of the total salary paid to him by the Company.

The service agreements of any additional Executive Directors shall be consistent with the CEO’s service agreements, as applicable.

All Non-Executive Directors’ services are provided for in accordance with the prior approval of the Directors as part of the mechanics of the Merger and they equally participate in the RSU to the value of a $200,000 equity award save for the Chairman who receives $250,000 equity award.

The Compensation Committee approved a salary of $1,000,000 for the CEO. As 70% is paid in pounds sterling and 30% is paid in euros a true-up will be performed annually.

No compensation is payable on termination of the appointment of the Non-Executive Directors, other than accrued fees and expenses, subject to the discretion of the Committee. Details of the terms of the appointment of the current Non-Executive Directors are as follows:

Non-Executive Director	Start of current term	Expiry of current term
Philip Satre (Chairman)	7 April 2015	7 April 2018
Patti Hart (Vice-Chairwoman)	7 April 2015	7 April 2018
Lorenzo Pellicioli (Vice-Chairman)	7 April 2015	7 April 2018
Paget Alves	7 April 2015	7 April 2018
Paolo Ceretti	7 April 2015	7 April 2018
Alberto Dessy	7 April 2015	7 April 2018
Marco Drago	7 April 2015	7 April 2018
Jeremy Hanley	7 April 2015	7 April 2018
James McCann	7 April 2015	7 April 2018
Vincent Sadusky	7 April 2015	7 April 2018
Gianmario Tondato Da Ruos	7 April 2015	7 April 2018

Tracey Weber was a Non-Executive Director of the Company from 7 April 2015 through the financial year ended 31 December 2015. She resigned on 16 March 2016.

Loss of office

When an Executive Director leaves the Company, the Compensation Committee will review the circumstances and apply the appropriate treatment.  Where applicable, the Committee aims to avoid rewarding poor performance.

Salary and benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice.

In the event of a termination of the role of any of the Directors for any reason prior to their vesting date, all outstanding and unvested restricted shares and/or options shall be automatically and immediately forfeited for no consideration as of such termination, subject to any provision permitting a waiver of such forfeit at the discretion of the Directors, as appropriate.

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Annual Reports and Accounts 2015

Remuneration illustrations

The chart below gives an indication of what could be received by an Executive Director under the policy. The bar chart shows (a) the minimum remuneration receivable as a percentage of total remuneration, (b) the remuneration receivable for performance in line with the Company’s expectations as a percentage of total remuneration and (c) the maximum remuneration receivable as a percentage of total remuneration on the implementation of the remuneration policy.

Fixed remuneration is comprised of salary, pension contributions, other benefits and any cash alternative. Variable remuneration consists of the LTIP, the STIP and the Co-Investment Agreement. Future remuneration will be determined based on profitability and performance as described in the Remuneration Policy.

Notes:

The minimum for STI and LTI is 0% and is therefore not shown on the chart.

For the financial year ended 31 December 2015 Marco Sala was provided with a $1million salary which was split and paid 70% in pounds sterling and 30% in euros.

LTIP above is represented by the market value at the vesting date in 2015. Note the co-investment is not included in LTIP.

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Annual Reports and Accounts 2015

Annual Report on Remuneration

Information audited

This part of the report has been prepared in accordance with Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Annual Report on Remuneration will be put to an advisory shareholder vote at the annual general meeting of the Company on 20 June 2016. The information in this section has been audited where required under the regulations save for the paragraphs on performance graph, the Chief Executive Officer’s remuneration, the relative importance of spend on pay, implementation of remuneration policy, the consideration by the directors of matters relating to directors’ remuneration, the statement of voting at general meeting, the director’s remuneration policy, the approach to recruitment remuneration, the service agreements, and the statement of consideration of shareholder views.

Certain totals in the tables included in this Annual Report on Remuneration may not add due to rounding.

The Company was incorporated on 11 July 2014 and was an inactive shell company until the completion of the business merger between IGT Nevada (“Legacy IGT”) and GTECH S.p.A. (“Legacy GTECH”) on 7 April 2015. As such, the principal period of remuneration of the Directors of the Company did not effectively begin until 7 April 2015. Please note, therefore, that this Annual Report on Remuneration reports from 7 April 2015 to 31 December 2015 unless otherwise indicated.

Directors’ remuneration as a single figure

The remuneration of the Directors for the period for the financial years ended 31 December 2015 and 2014 is set out below and relates to each Directors’ performance of their respective services as a Director of the Company and that person’s services as a director of any subsidiary or in connection with that person’s management of the affairs of the Company and any subsidiary of the Company.

	Salary& Fees ($)	Benefits ($)	Annual bonus ($)	LTIP/RSU($)	Pension ($)	Total ($)
Executive Director
Marco Sala (CEO) 2015	945,742	1,134,796	2,250,000	4,256,999	1,058,470	9,646,006
Marco Sala (CEO) 2014	985,874	164,140	1,601,832	2,573,742	803,113	6,128,701
Non-Executive Directors
Philip Satre (Chairman) 2015	110,000	-	-	-	-	110,000
Patti Hart (Vice Chairman) 2015	73,333	-	-	-	-	73,333

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Annual Reports and Accounts 2015

	Salary& Fees ($)	Benefits ($)	Annual bonus ($)	LTIP/RSU($)	Pension ($)	Total ($)
Lorenzo Pellicioli (Vice Chairman) 2015	-	-	-	-	-	-
Paget Alves 2015	73,333	-	-	-	-	73,333
Non-Executive Directors
Paolo Ceretti 2015	-	-	-	-	-	-
Alberto Dessy 2015	73,333	-	-	-	-	73,333
Marco Drago 2015	-	-	-	-	-	-
Jeremy Hanley 2015	73,333	-	-	-	-	73,333
James McCann 2015	88,000	-	-	-	-	88,000
Vincent Sadusky 2015	102,667	-	-	-	-	102,667
Gianmario Tondato Da Ruos 2015	95,333	-	-	-	-	95,333

Notes:

Marco Sala’s Salary and Fees comprised of $907,966 in salary and $37,776 in fees.

Marco Sala’s LTIP represents LTIP vested in 2015 multiplied by the market value at vest date per share/option. The RSU for the Non-Executive Directors represents the target award at grant as these are yet to vest.

Marco Sala’s benefits includes Car Fringe Benefit ($4,451), Group Term Life ($6,755), Health Insurance ($4,543), Company Car ($20,050), Housing Allowance ($20,578), 3 Year Housing Lump Sum ($883,640), Meal Tickets ($639), U.K. Car Lease ($3,944), U.K. Housing ($26,431) and Foreign Tax Allow/Payments GU ($163,764) .

Marco Sala’s pension includes pension, severance and social tax contributions in respect of his Italian service agreement. The value includes the integrative pension, social contributions and severance.

Marco Sala’s annual bonus comprises: 50% EBITDA – 100% achievement; 30% Net Debt – 200% achievement; 20% Individual – 200% achievement, resulting in a 150% total achievement, therefore a base salary of $1,000,000 multiplied by a 150% target results in $1,500,000 which is in turn multiplied by a 150% achievement results in the annual bonus of $2,250,000.

Tracey Weber resigned from the board on March 16, 2016.

The RSU of Non-Executive Directors has been determined by dividing (1) the Annual Equity Award (being $250,000 for the role of Chairman and $200,000 in respect of other Non-Executive Director roles) grant value by (2) the closing price as of the date of grant (rounded down to the nearest whole unit).

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Annual Reports and Accounts 2015

Indicative level of remuneration to be received by each Non-Executive Director

The bar chart below relates to each Non-Executive Director and shows the remuneration receivable. There is no variation in pay due to performance.  Amounts below are annualised.

Pensions

Under the U.K. Government’s Workplace Pension Scheme the Executive Director is entitled to a U.K. pension. The Company offers a group personal pension plan, being a defined contribution pension plan, and will match contributions made by employees by up to 6%. Marco Sala does not currently participate in group personnel pension plan.

According to the E.U. Regulations in the field of Social Security, Marco Sala remains subject only to the Italian Social Security legislation with reference to his service agreement with Lottomatica.

The mandatory social security liability for pension purposes is due by both the Company and the employee on a monthly basis. The employee contributions rate is equal to 10.19% and the employer quota is approximately 27%.

As far as the contributions to the Italian integrative pension fund are concerned, Marco Sala’s contributions are levied at a rate of 3.45% on remuneration earned for his employment under the Lottomatica service agreement. The Company contributes 8.55% of such remuneration. This pension fund is structured as a contribution scheme.

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Annual Reports and Accounts 2015

Marco Sala also accrues an annual figure as an Italian severance payment, being €498,823 for the financial year ended 31 December 2015.

Directors’ share options and share awards

The table below sets out the details of the share awards and share options under the LTIP granted from 7 April 2015 for the year ended 31 December 2015:

Director	Type of award	Number of shares on grant date	Face Value on grant date	Vesting
Marco Sala	Performance Shares	257,108	$3,992,887	50% in 2017 based on performance 50% in 2018 based on performance
Marco Sala	Performance Shares	250,000	$4,000,000	See Co-Investment Agreement
Marco Sala	Share Options	250,000	$576,775	See Co-Investment Agreement
Paolo Ceretti	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Alberto Dessy	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Marco Drago	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Lorenzo Pellicioli	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Gianmario Tondato Da Ruos	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Jeremy Hanley	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Paget Alves	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Patti Hart	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
James McCann	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Vincent Sadusky	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Tracey Weber	Restricted Share	10,537	$200,000	After AGM on 20 June 2016
Philip Satre	Restricted Share	13,171	$250,000	After AGM on 20 June 2016

Notes:Marco Sala Face Values calculated as follows: 257,108 Performance Shares = 257,108 multiplied by $15.53 (fair market value on grant date); 250,000 Performance Shares = 250,000 multiplied by $16.00 (fair market value on grant date); 250,000 Stock Options = 250,000 multiplied by $2.3071 (Black-Scholes).

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Annual Reports and Accounts 2015

The table below sets out details of the interests of the Directors in share awards and share options which are outstanding:

Director	Awards held at 1 January 2015	Granted during the year	Date of Grant	Options Exercised / Shares Vested during the year	Awards held as at 31 December 2015	Exercise Price	Market price at grant date	End of performance period	Vesting date	Expires on
Restricted Stock
Marco Sala	107,969	-	28-Jul-11	113,634	0	-	$13.74	2013	2014	2015
									2015
	189,613	-	26-Jul-12	77,829	78,789	-	$17.26	2014	2015	2016
									2016
	138,196	-	30-Jul-13	-	147,240	-	$22.76	2015	2016	2017
									2017
	86,882	-	31-Jul-14	-	92,568	-	$19.52	2016	2017	2018
									2018
	-	257,108	10-Nov-15	-	257,108	-	$16.00	2016	2017	2018
								2017	2018
	-	250,000	30-Nov-15	-	250,000	-	$15.53	2018	2018	2018
Stock Options
Marco Sala	386,376	-	28-Jul-11	43,825	342,551	$13.96	$13.74	2013	2014	2017
	386,518	-	26-Jul-12	-	301,484	$16.54	$17.26	2014	2015	2018
	349,069	-	30-Jul-13	-	349,069	$21.74	$22.76	2015	2016	2019
	420,673	-	31-Jul-14	-	420,673	$20.29	$19.52	2016	2017	2020
	-	250,000	30-Nov-15	-	250,000	$15.53	$15.53	2017	2018	2022

Notes:

Certain restricted shares are impacted by the declaration of a dividend. In the event of a declaration of a dividend and unvested restricted shares, the unvested shares are multiplied by the value of the dividend and then divided by the fair market value of such shares at that time. If such shares later vest a percentage of such shares shall be issued. Therefore the exercised amount is greater as dividends were granted as additional shares between 1 January 2015 and the vest date.

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Annual Reports and Accounts 2015

Directors’ share interests

The tables below show the Directors’ share interests as at 31 December 2015, including shares held by connected persons.

Date	Name	Restricted Stock	Performance Shares	Stock Option Grant	Total of outstanding Options and Shares	Shares beneficially owned outright
As at 31 December 2015	Marco Sala	-	825,705	1,663,777	2,489,481	634,315
	Philip Satre	13,171	-	-	13,171	22,207
	Lorenzo Pellicioli	10,537	-	-	10,537	71,400
	Patti Hart	10,537	-	-	10,537	197,889
	Paget Alves	10,537	-	-	10,537	5,341
	Paolo Ceretti	10,537	-	-	10,537	3,060
	Alberto Dessy	10,537	-	-	10,537	-
	Marco Drago	10,537	-	-	10,537	-
	Jeremy Hanley	10,537	-	-	10,537	-
	James McCann	10,537	-	-	10,537	-
	Vincent Sadusky	10,537	-	-	10,537	1,814
	Gianmario Tondato Da Ruos	10,537	-	-	10,537	-
	Tracey Weber	10,537	-	-	10,537	878

There were no changes in Directors’ interests in shares between the end of the financial year and 8 March, 2016, save in respect of James McCann, who, as at 8 March, 2015 held a total of 20,536 ordinary shares in the Company.

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Annual Reports and Accounts 2015

Implementation of remuneration policy for the year to 31 December 2016.

For the financial year ending 31 December 2016, the Compensation Committee decided not to increase the CEO’s salary. The results of the salary review are set out in the table below:

Director	Salary FY16	Salary FY15	Percentage change
Marco Sala	$1,000,000	$1,000,000	0%

Notes:

Marco Sala’s salary is $1,000,000.  He is paid 70% in the U.K. in pounds sterling and 30% in Italy in euros.  This payment arrangement will require periodic true up to ensure he is paid $1,000,000.

Chairman fees and the fees of the other Non-Executive Directors remain unchanged from the year ended 31 December 2015. The fees of Non-Executive Directors are therefore as follows:

FY16	Chairman	Non- Executive Director basic fee	Vice Chairpersons	Compensation Committee Chairman	Nominating and Corporate Governance Committee Chairman	Audit Committee Chairman
Fees	$150,000	$100,000	$100,000	$130,000	$120,000	$140,000

Benefits

Executive Directors will be eligible to receive selected benefits including housing allowance, life insurance, private medical care, income protection, and critical illness cover.

To the extent that any expenses relating to the performance of a Directors’ duties in carrying out business-related activities such as travel are classified as taxable expenses, these expenses will be reimbursed by the Company together with any associated personal tax liabilities. Under Italian law benefits are taxed and not reimbursed by the Company.

Pension

An Executive Director is entitled to, but may opt out of, the Company’s group personal pension (being a defined contribution pension). The Company’s match the Executive Director’s contribution as a percentage of salary up to the value of 6% of his salary.

STIP

The annual bonus for Executive Directors will operate in a broadly similar manner to the year ended 31 December 2015. The maximum annual bonus award will remain as 200% of target.

The Company will implement a malus and clawback policy to which annual bonuses made to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based compensation in addition to the circumstances set out in this policy

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Annual Reports and Accounts 2015

The Committee reviews the performance measures and targets on an annual basis to ensure they remain appropriately aligned to the overall business strategy. The performance measures and targets do not, however, encourage excessive risk taking.

LTIP

The Compensation Committee has reviewed the performance measures and targets for grant of an award and determined that the LTIP will operate in a broadly similar manner to the year ended 31 December 2015.

The Company will implement a malus and clawback policy to which LTIP awards made to Executive Directors may be subject. The Company is also required to comply with any rules and regulations adopted by the SEC and NYSE which may require recovery of incentive-based compensation in addition to the circumstances set out in this policy

RSU

The Compensation Committee has reviewed the terms of the RSU and has determined that RSU will operate in a broadly similar manner to the year ended 31 December 2015.

Payments to past Directors and payments for loss of office

There have been no payments of money or other assets to any director of the Company who was not a director of the Company at any time during the financial year ended 31 December 2015.

There have been no payments to persons who served as a director of the Company for loss of office at any time during the financial year ended 31 December 2015.

Total remuneration of Chief Executive Officer

The table below sets out the total remuneration of the CEO, Marco Sala, for the financial year ended 31 December 2015 and the financial years ending 31 December 2014, 2013, 2012 and 2011.  Please note that Marco Sala was CEO of the Company for the period from 7 April 2015 to the year ended 31 December 2015. For the previous financial years Marco Sala was a director of Lottomatica Holding S.r.l.

2011 - 2014 in € 2015 in $	2015	2014	2013	2012	2011
Salary and Benefits	3,139,008	1,768,256	1,727,901	1,710,893	1,626,110
STIP @ Maximum	3,000,000	1,506,714	1,506,714	1,503,358	1,503,358
LTIP vested as a % of max (awards actually vested in year)	78% - 2012 LTI	100% - 2011 LTI	92% - 2010 LTI	66% - 2009 LTI	0% - 2008 LTI

S.r.l.

Notes:

Variable is based on maximum STIP paid/to be paid. U.K. and Italy pay is combined for 2015. Salary and Benefits includes base salary, fees, benefits and pension. LTIP only the first year LTIP vested is noted when performance is determined although shares are released over two years.

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Annual Reports and Accounts 2015

Percentage change in the remuneration of the Chief Executive Officer

The following table shows the percentage change in the base salary, benefits and annual bonus of the CEO between the year ended on 31 December 2015 and the previous financial year compared to the average for all employees of the Group.

Category	Executive Director	Group
Salary & Fees	-4%	2.42%
Benefits	232%	2%
Annual Bonus	40%	30.6%

Notes:

For Salary and Fees and Annual Bonus only employees that were part of the Company for the years ended 2014 and 2015 were included using the same foreign exchange rate in each year to remove fluctuation due to changes in currency exchange rates. In the Executive Director’s benefits includes a 3 year up-front lump sum payment for a housing allowance. The increase in percentage shown in the table includes the pro-rated amount of the housing allowance for the financial year ended 31 December 2015. The percentage increase in benefits including the three year lump-sum would result in a percentage change in aggregated benefits of 591%.

Total shareholder return performance graph

On the basis that the Company was incorporated on 11 July 2014 and that its first day of trading on the New York Stock Exchange was the day after the Merger dated 7 April 2015, we have not included a performance graph indicating total shareholder return of the Company due to the lack of comparable data. We shall include in next year’s annual report on remuneration a performance graph showing total shareholder return of the Company for the financial years ended 31 December 2015 and 2016.

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of dividends paid and declared on ordinary shares in respect of the financial years ended 31 December 2014 and 2015. Please note that this information covers the period before the Merger dated 7 April 2015 and therefore contains information relating to Legacy IGT and Legacy GTECH.

Notes:

The Company is not aware of any other extraordinary payments utilising cash flow or profit. Total pay includes wages, benefits, short term incentives, long term incentives, training and other personnel costs.

There were no share buy-backs for the financial years ended 31 December 2014 and 2015.

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Annual Reports and Accounts 2015

Meetings and attendance

The Compensation Committee held three meetings during the year. Attendance at the meetings is shown in the below table.

2015 Compensation Committee meetings’ attendance

Director	Attendance percentage

Gianmario Tondato Da Ruos (Chairman)	100%

Paget Alves	100%

Alberto Dessy	100%

External advisers

This report was prepared by the Company with the assistance of Macfarlanes LLP.

External directorships

Executive and Non-Executive Directors are required to inform the board in the event that an external directorship is taken up. Salary and fees for such external appointments may be retained by the Executive and Non-Executive Directors.

Statement of voting

This is the first financial year in which a shareholder vote is requested in respect of the Annual Report on Remuneration and the Remuneration Policy. In next year’s Annual Report on Remuneration we will include a statement setting out the percentages of votes cast for and against and the number of votes withheld in respect of resolutions to approve the Directors’ Annual Report on Remuneration and the Directors’ Remuneration Policy, respectively. Should there be a significant percentage of votes withheld or against either resolution, we will include a summary of the reasons for those votes, as far as such information has been made available to the Directors, and any action taken by the Directors in response to those reasons.

Approval

This Directors’ Remuneration Report, including both the Directors’ Remuneration Policy and the Annual Report on Remuneration, has been approved by the Board of Directors on 25 May 2016.

Signed on behalf of the Board of Directors by:

Gianmario Tondato Da Ruos

Chairman

Compensation Committee

25 May 2016

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Annual Reports and Accounts 2015

3.    DIRECTORS’ REPORT

The Directors of the Company present their report and the audited consolidated financial statements for the Company and its subsidiaries for the period from 1 January 2015 to 31 December 2015. The Directors’ Report should be read in conjunction with the other sections of this Annual Reports and Accounts: the Strategic Report and the Directors’ Remuneration Report, all of which are incorporated into this Directors’ Report by reference.

General information

The Strategic Report and the notes to the financial statements contain information on the domicile and legal form of the Company, its country of incorporation and the address of its registered office.

Future developments and important events

The Strategic Report contains details of likely future developments and important events which have occurred since the end of the financial year ended 31 December 2015 affecting the Group.

Dividends

There are no recommended dividend payments for approval by the shareholders for the period from 1 January 2015 to 31 December 2015. The Directors approved and paid $79.9 million of dividends for the financial year ended 31 December 2015.

Following the Mergers, as at the date of this Directors’ Report, there are sufficient distributable reserves available to pay dividends in line with management policy.

Related party transactions

Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm’s length basis and are disclosed in the financial statements. Accordingly, related party transactions form part of this Directors’ Report and are set out in note 37 to the financial statements.

Directors and their interests

The directors of the Company for the financial year ended 31 December 2015 are set out below.

Marco Sala (CEO), Philip Satre (Chairman), Patti Hart (Vice Chairwoman), Lorenzo Pellicioli (Vice Chairman), Paget Alves, Paolo Ceretti, Alberto Dessy, Marco Drago, Jeremy Hanley, James McCann, Vincent Sadusky, Gianmario Tondato Da Ruos and Tracey Weber.

All of the directors listed above were appointed on 7 April 2015 and remain as Directors of the Company, save for Tracey Weber who resigned as a director of the Company on 16 March 2016.

Alberto Fornaro and Declan Harkin were directors of the Company from 1 January 2015 to 7 April 2015.

The Directors have interests in the Company’s ordinary shares, options held over ordinary shares or interests in share options and long term incentive plans which are contained in the Remuneration Report which is set out in section 2 of this Annual Reports and Accounts.

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Annual Reports and Accounts 2015

Financial risk management objectives and policies

Our activities expose us to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position.

Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and forward currency contracts for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing.

Further disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 2 to the financial statements and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are disclosed in note 3 to the consolidated financial statements. Our accounting policies regarding derivatives are set out in note 2 and disclosures regarding our derivatives are set out in note 24 to the financial statements.

Directors’ indemnities

In accordance with our articles of association and to the extent permitted by law, the Directors are granted a qualifying third party indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors’ and officers’ liability insurance policy throughout the financial year and continue to do so. Neither our indemnity nor the insurance provides cover in the event that a director of the Company is proven to have acted dishonestly or fraudulently.

Share capital

The issued share capital of the Company as at 20 May 2016 is $20,106,937.97 and £50,000, consisting of 201,067,369 ordinary shares of $0.10 each, 201,067,369 special voting shares of $0.000001 each, and £50,000, consisting of 50,000 sterling non-voting shares of £1 each held by Elian Corporate Services (U.K.) Limited.

The Company currently has the authority to purchase a maximum of 20% of the aggregate issued share capital of each class of shares in the Company. This authority will expire on 28 July 2020. The Company did not purchase any of its own share capital for the financial year ended 31 December 2015.

Debt Securities

Following the Mergers IGT PLC issued debt securities to the value of $4,876,170. Further details on the debt securities are set out in note 30 to the financial statements.

Research and Development (“R&D”)

The Company intends to continue investing resources toward its R&D efforts. There is no assurance that the Company’s investments in R&D will lead to successful new technologies or timely new products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, online services, and content (game) design and casino software systems.

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Annual Reports and Accounts 2015

Our R&D efforts cover multiple engineering disciplines, including hardware, electrical, systems and software for land-based, online social, and online real-money applications. The Company specialises in progressive creative game development including design, math, graphics and audio. The gaming products are created primarily by employee designers, engineers, and artists, as well as third-party content creators.

Further details of the Group’s activities relating to R&D are contained in note 2 to the financial statements.

Branches

As the Group is a global business there are activities operated through many jurisdictions.

Political donations and political expenditure

During the financial year ended 31 December 2015 subsidiaries of the Company made contributions to non-EU political parties in the U.S. and Canada totalling $1,122,639. This figure includes contributions to political individuals, campaigns and charities run by politicians. The Group has fully complied with jurisdictional reporting of these contributions and such contributions in the U.S. are accepted normal business practice.

The Group policy is that no political donations be made or political expenditure incurred outside the U.S. or Canada.

Save as set out above, neither the Company nor any of its subsidiaries during the period from 1 January 2015 to 31 December 2015:

•                   Made any donations to a registered political party or other political or any independent election candidate or organisation in or outside the European Union; or

•                   Incurred any political expenditure in or outside the European Union.

Equal employment policies

The Company is committed to providing equal opportunity in employment and a work environment that values workplace diversity and respect for all employees.

It is IGT PLC’s policy to provide equal employment opportunity for all employees and potential employees on the basis of qualification and merit, and will not permit discrimination on the basis of characteristics such as, race, colour, nationality, national origin, citizenship, covered veteran status, ancestry, religion or belief or lack or religion or belief, sex and gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, age, physical or mental disability, medical condition, genetic information, or any other legally protected characteristic in accordance with the applicable laws to which the Company is subject.

To the extent reasonably possible, the Company will accommodate employees with disabilities. Reasonable accommodation is available to all employees and applicants as long as the accommodation does not create an undue hardship for the Company and can be provided without posing a substantial safety risk to the employee or others.

The Company enforces compliance with this policy by implementing practices to execute this policy in the conduct of our business, training employees in the application of such procedures, and taking appropriate disciplinary action, up to and including termination of employment, for breach of this policy (save as where prohibited by law).

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Annual Reports and Accounts 2015

Keeping employees informed

IGT PLC maintains communication tools and channels that allow for the distribution of information to employees through email, social networking and print materials covering, among others, aspects such as financial and economic factors affecting the Group. The Company has launched a fully integrated internal website that enables all employees to access integrated corporate information, which, in additional to providing corporate information and commercial updates, provides a platform for employees to ask anonymous questions to be answered by the Directors or senior executive team as appropriate and responses are published on the internal website.

The Company also hosts group wide meetings in which employees or their representatives are consulted on a regular basis so that the views of employees can be taken into account in making decisions which are likely to affect their interests. IGT PLC plans to conduct a global survey on employee engagement in 2016 which will enable employees to provide feedback, influencing employee-related programmes for implementation by the Group. The Company is also in the process of developing a programme in which employees can engage, on a confidential basis, in one-to-one feedback sessions with members of the Human Resources team as well as team leaders.

The Company offers a performance-based share award programme for employees at a senior management level. The share award is based on a three year performance cycle, measured from achievement of several financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability which significantly impacts overall performance of the Group.

Greenhouse gas emissions

As part of our sustainability strategy we are focussed on ensuring that IGT PLC’s business interacts with the environment in a socially responsible manner. We collect our emissions data on a group-wide basis.

Greenhouse Gas emissions	FY15

Combustion of fuel and operation of facilities*	30.032.370

Electricity, heat, steam and cooling purchased for own use**	33.535.489

Total emissions (tCO2e)	63.567.859

*Scope 1: Fuel consumption (including natural gas for heating, diesel consumption for generators, and diesel and gasoline consumption for vehicles such as company cars or small trucks) and fugitive emissions of refrigerants.

Ton CO2 eq = data (fuel consumption or refrigerants refill). Data has been collected from invoices (from refrigerants assuming each kg of refill has been a kg of fugitive emission during the year).

**Scope II: Electricity consumption only.

Ton CO2 eq = kWh*Emission Factor. KWh have been collected from invoices.

To express this information as a ratio of the annual emissions associated with the Group’s activities based on the quantity of tonnage per dollar is equal to 0.0136 (scope I and II divided by total revenues in U.S. dollars).

The methodology used is based on voluntary and mandatory GHG reporting guidance issued by Defra. We have utilised Defra’s conversion factors within our reporting methodology, save in respect of the U.S. ghg emissions related to electricity for which we used state-based EPA emission factors.

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Annual Reports and Accounts 2015

IGT PLC’s activities are mainly related to office work: software implementation, R&D, and administrative work. Our industrial activities are printing, which takes place in Lakeland (Florida, U.S.) and in Tito Scalo in (Italy) and assembling which occurs in Reno (Nevada, U.S.)

The Company has several environmental management systems in accordance to the ISO 14001 (in Rhode Island and Lakeland, Florida in the U.S. and Rome and Tito Scalo in Italy) and the Reno (Nevada, U.S.) facility has a Leadership in Energy and Environmental Design certification.

Potential environmental impacts are related to:

•      Material consumption: this can be (1) an indirect impact in our assembling plant as we  assemble sub products provided by our suppliers and (2) a direct impact in terms of paper and ink consumption in our printing activities;

•      Energy use: (1) direct: fuel consumption for heating, company fleet (cars and small trucks) and in case of emergency for electricity supply and (2) indirect: electricity consumption (office, manufacturing and printing);

•      Emissions related to energy use (direct and indirect) and transportation of goods made by our service providers;

•      Waste production: our assembling process and our printing processes do not produce a significant amount of waste, generally our waste is not hazardous. It is the Company’s policy to recycle; and

•      Indirect environmental potential impacts can be significant for some processes related to the production of the sub products which we assemble in Reno (such as chroming). The suppliers used for such processes are periodically monitored through on-site inspections in order to verify their compliance with regulations.

The annual amount in tons of emissions of carbon dioxide from activities for which IGT PLC is responsible including for fuel consumption and facility operations refers to:

•      Main facilities fuel consumption and facility operations in the U.S., about 60% of our total square footage in the U.S.;

•      U.S. fleet consumption (100%) - cars and small trucks;

•      Facilities in Italy (the headquarters in Rome and all the other facilities owned or leased by in Italy);

•      Italy fleet consumption;

•      Facility in U.K., London, Marble Arch;

•      Facilities in Austria;

•      Austria fleet (100%) - cars; and

•      Main facility in Canada (Moncton).

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Annual Reports and Accounts 2015

The information provided above in connection with the greenhouse gas emissions of the Group for the financial year ended 31 December 2015 are incomplete.

As the Company is currently carrying out Group integration following the Mergers information on gas emissions for the Group is being collected and systemised beyond the geographical locations detailed above. This will enable to Group to provide a more complete review of its gas emissions impact on the environment for the financial year ending 31 December 2016.

Going concern

The current activities of the Group and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Group are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Group are discussed in note 23 to the financial statements.

The Company, through its shareholder and the Group it pertains, has considerable financial resources, and the Directors believe that the Company will be well placed to manage its business risks successfully. After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Reports and Accounts.

Statement of Directors’ responsibilities

The Directors are responsible for preparing the Strategic Report, Directors’ Report, the Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the Directors have prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.  In preparing these financial statements, the Directors are required to:

•      Select suitable accounting policies and then apply them consistently;

•      Make judgements and accounting estimates that are reasonable and prudent;

•      State whether applicable IFRS as adopted by the European Union have been followed, subject to any material departures disclosed and explained in the financial statements; and

•      Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

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Annual Reports and Accounts 2015

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006 (the “Act”). They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The auditor and disclosure of information to the auditor

In accordance with section 418 of the Act, the Directors approve that:

•      So far as they are aware, there is no relevant audit information of which the Company’s auditor are unaware; and

•      They have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.

Independent auditor

The auditor, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the Annual General Meeting.

Approval

This Directors’ Report has been approved by the Board of Directors on 25 May 2016.

Signed on behalf of the Board of Directors by:

Marco Sala

Chief Executive Officer

25 May 2016

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Annual Reports and Accounts 2015

4.         INDEPENDENT AUDITOR’S REPORT

Report on the financial statements

Our opinion

In our opinion, International Game Technology PLC’s group financial statements and company financial statements (the “financial statements”):

•     Give a true and fair view of the state of the group’s and of the company’s affairs as at 31 December 2015 and of the group’s loss, the company’s profit and the group’s and the company’s cash flows for the year then ended;

•     Have been properly prepared in accordance with IFRS as adopted by the European Union; and

•     Have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

What we have audited

The financial statements, included within the Annual Report, comprise:

•     The Consolidated and Company Balance Sheets as at 31 December 2015;

•     The Consolidated and Company Income Statements and Statements of Comprehensive Income for the year then ended;

•     The Consolidated and Company Statements of Cash Flows for the year then ended;

•     The Consolidated and Company Statements of Changes in Equity for the year then ended; and

•     The notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the financial statements is IFRSs as adopted by the European Union, and applicable law.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

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Annual Reports and Accounts 2015

Opinions on other matters prescribed by the Companies Act 2006

In our opinion:

•     The information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

•     The part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Other matters on which we are required to report by exception

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•     We have not received all the information and explanations we require for our audit; or

•     Adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or

•     The company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Directors’ Responsibilities Statement set out on page 74, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (U.K. and Ireland) (“ISAs (U.K. & Ireland)”). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

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Annual Reports and Accounts 2015

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (U.K. & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•     Whether the accounting policies are appropriate to the group’s and the company’s circumstances and have been consistently applied and adequately disclosed;

•     The reasonableness of significant accounting estimates made by the directors; and

•     The overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Mark Jordan (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

25 May 2016

•      The maintenance and integrity of the International Game Technology PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

•      Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Annual Reports and Accounts 2015

5.                                FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement for the years ended 31 December 2015 and 2014	80

Consolidated Statement of Comprehensive Income for the years ended
31 December 2015 and 2014	81

Consolidated Balance Sheet for the years ended 31 December 2015 and 2014	82

Consolidated Statement of Changes in Equity for the years ended
31 December 2015 and 2014	83

Consolidated Statement of Cash Flows for the years ended
31 December 2015 and 2014	85

Notes to Consolidated Financial Statements	86

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Annual Reports and Accounts 2015

International Game Technology PLC

Consolidated Income Statement

($ and shares in thousands, except per share amounts)

		For the year ended 31 December
	Notes	2015	2014

Service revenue	4	4,027,849	3,571,552
Product sales	4	711,363	333,124
Total revenue		4,739,212	3,904,676

Cost of services		2,468,019	2,385,943
Cost of product sales		520,370	196,485
Selling, general and administrative		804,405	410,055
Research and development		277,778	107,957
Restructuring expense	6	76,896	23,654
Impairment loss (recovery), net	7	73,035	(2,832)
Transaction expense, net	8	49,396	35,336
Total operating expenses		4,269,899	3,156,598

Operating profit	5	469,313	748,078

Interest income		17,681	4,765
Share of net profit (loss) of associates and joint ventures		207	(2,114)
Other income		6,654	5,250
Other expense	9	(129,213)	(115,197)
Foreign exchange gain (loss), net		5,134	(3,786)
Interest expense	11	(458,804)	(262,240)
Total non-operating expenses		(558,341)	(373,322)

(Loss) profit before income tax		(89,028)	374,756

Income tax expense	12	(39,507)	(247,920)

(Loss) profit for the year		(128,535)	126,836

Attributable to IGT PLC		(134,548)	107,402
Attributable to non-controlling interests	13	6,013	19,434
		(128,535)	126,836

Net (loss) profit attributable to IGT PLC per ordinary share - basic	14	(0.70)	0.62
Net (loss) profit attributable to IGT PLC per ordinary share - diluted	14	(0.70)	0.62

Weighted-average shares - basic	14	192,398	173,792
Weighted-average shares - diluted	14	192,398	174,490

The notes on pages 86 to 196 are an integral part of the consolidated financial statements.

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Annual Reports and Accounts 2015

International Game Technology PLC

Consolidated Statement of Comprehensive Income

($ thousands)

		For the year ended 31 December
	Notes	2015	2014

(Loss) profit for the year		(128,535)	126,836

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	28	42,343	39,175
Unrealised (loss) gain on available-for-sale securities	28	(3,046)	2,845
Unrealised gain on hedge of net investment in foreign operation	28	-	1,861
Share of other comprehensive loss of associate	28	-	(748)
Change in unrealised (loss) gain on cash flow hedges:
Unrealised (loss) gain on cash flow hedges	28	(594)	4,059
Reclassification of gain to net income	28	(244)	(640)
Tax effect		(17,093)	(20,479)
Net other comprehensive income that may be reclassified
subsequently to profit or loss		21,366	26,073

Items that will not be reclassified subsequently to profit or loss:
Unrealised gain (loss) on defined benefit plans	28	395	(2,055)
Tax effect		(166)	470
Net other comprehensive income (loss) that will not be
reclassified subsequently to profit or loss		229	(1,585)

Other comprehensive income, net of tax		21,595	24,488

Total comprehensive (loss) income, net of tax		(106,940)	151,324

Less: Total comprehensive income attributable to non-controlling interests		5,709	20,340

Total comprehensive (loss) income attributable to IGT PLC		(112,649)	130,984

The notes on pages 86 to 196 are an integral part of the consolidated financial statements.

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Annual Reports and Accounts 2015

International Game Technology PLC

Consolidated Balance Sheet

($ thousands, except par value and number of shares)

	For the year ended 31 December

	Notes	2015	2014
ASSETS
Non-current assets:
Goodwill	16	6,984,495	4,130,614
Intangible assets	17	3,325,881	774,921
Property, plant and equipment	18	319,797	93,964
Systems, equipment and other assets related to contracts	19	1,147,289	1,104,966
Other non-current assets	20	927,613	770,624
Deferred income taxes	12	48,074	13,686
Total non-current assets		12,753,149	6,888,775

Inventories	23	269,982	184,593
Trade and other receivables	24	959,592	919,606
Other current assets	20	406,988	202,523
Income taxes receivable		11,818	6,628
Restricted cash and investments	25	169,101	108,115
Cash and cash equivalents		627,484	317,106
Current assets		2,444,965	1,738,571

Total assets		15,198,114	8,627,346

EQUITY AND LIABILITIES
Equity
Share capital	26	20,024	217,171
Share premium	26	8,611	2,200,600
Treasury shares	26	-	(53,160)
Retained earnings		103,044	263,519
Other reserves	28	3,027,201	148,230
Equity attributable to owners of the parent		3,158,880	2,776,360
Non-controlling interests	13	335,156	378,179
Total equity		3,494,036	3,154,539

Non-current liabilities:
Long-term debt, less current portion	30	8,331,347	2,095,218
Deferred income taxes	12	916,671	196,962
Long-term provisions	31	10,888	15,829
Other non-current liabilities	32	407,689	160,992
Total non-current liabilities		9,666,595	2,469,001

Accounts payable		1,057,860	1,241,037
Short-term borrowings	30	-	10,800
Short-term provisions	31	19,544	1,203
Other current liabilities	32	909,035	872,369
Current portion of long-term debt	30	160	849,600
Income taxes payable		50,884	28,797
Total current liabilities		2,037,483	3,003,806

Total liabilities		11,704,078	5,472,807
Total equity and liabilities		15,198,114	8,627,346

The notes on pages 86 to 196 are an integral part of the consolidated financial statements.

The financial statements have been approved by the Board of Directors on 25 May 2016.

Signed on behalf of the Board of Directors on 25 May 2016 by:

Marco Sala

Chief Executive Officer

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Annual Reports and Accounts 2015

International Game Technology PLC

Consolidated Statement of Changes in Equity

For the year ended December 31, 2015

($ thousands)

						Equity
					Other	Attributable to	Non
	Share	Share	Treasury	Retained	Reserves	Owners of	Controlling	Total
	Capital	Premium	Shares	Earnings	(Note 28)	the Parent	Interests	Equity
Balance as at December 31, 2014	217,171	2,200,600	(53,160)	263,519	148,230	2,776,360	378,179	3,154,539

(Loss) profit for the year	-	-	-	(134,548)	-	(134,548)	6,013	(128,535)
Other comprehensive income (loss), net of tax	-	-	-	-	21,899	21,899	(304)	21,595
Total comprehensive (loss) income	-	-	-	(134,548)	21,899	(112,649)	5,709	(106,940)

Treasury stock purchases	-	-	(407,104)	-	-	(407,104)	-	(407,104)
Shares issued upon exercise of stock options (pre-merger)	161	2,000	-	-	-	2,161	-	2,161
Merger of GTECH S.p.A. into IGT PLC and capital reduction exercise	(217,332)	(2,202,600)	460,264	-	-	(1,959,668)	-	(1,959,668)
GTECH S.p.A. shares exchanged for IGT PLC shares	15,320	-	-	-	1,944,347	1,959,667	-	1,959,667
Shares issued to acquire IGT	4,532	-	-	-	912,725	917,257	-	917,257
Escrow deposit returned - withdrawing shareholders	-	-	-	15,926	-	15,926	-	15,926
Share issuance costs	-	-	-	(3,034)	-	(3,034)	-	(3,034)
Stock-based payment expense	-	-	-	46,351	-	46,351	-	46,351
Payment for accelerated stock awards	-	-	-	(14,867)	-	(14,867)	-	(14,867)
Tax benefit on stock-based payment expense	-	-	-	2,723	-	2,723	-	2,723
IGT stock awards attributable to purchase price	-	-	-	11,626	-	11,626	-	11,626
Shares issued upon exercise of stock options (post-merger)	60	8,611	-	-	-	8,671	-	8,671
Shares issued under stock award plans	112	-	-	(3,195)	-	(3,083)	-	(3,083)
Dividends paid	-	-	-	(79,869)	-	(79,869)	(28,086)	(107,955)
Capital increase	-	-	-	-	-	-	9,049	9,049
Return of capital	-	-	-	-	-	-	(29,695)	(29,695)
Other	-	-	-	(1,588)	-	(1,588)	-	(1,588)
Balance as at December 31, 2015	20,024	8,611	-	103,044	3,027,201	3,158,880	335,156	3,494,036

The notes on pages 86 to 196 are an integral part of the consolidated financial statements.

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Annual Reports and Accounts 2015

International Game Technology PLC

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

($ thousands)

						Equity
					Other	Attributable to	Non
	Share	Share	Treasury	Retained	Reserves	Owners of	Controlling	Total
	Capital	Premium	Shares	Earnings	(Note 28)	the Parent	Interests	Equity
Balance as at 31 December 2013	215,836	2,280,907	-	414,978	124,648	3,036,369	546,429	3,582,798

Profit for the year	-	-	-	107,402	-	107,402	19,434	126,836
Other comprehensive income, net of tax	-	-	-	-	23,582	23,582	906	24,488
Total comprehensive income	-	-	-	107,402	23,582	130,984	20,340	151,324

Capital increase	-	-	-	-	-	-	22,312	22,312
Stock-based payment expense	-	10,177	-	-	-	10,177	-	10,177
Tax benefit on stock-based payment expense	-	-	-	(8,719)	-	(8,719)	-	(8,719)
Shares issued upon exercise of stock options	409	4,734	-	-	-	5,143	-	5,143
Capital reallocation	-	-	-	3,000	-	3,000	(3,000)	-
Shares issued under stock award plans	926	(926)	-	-	-	-	-	-
Share acquired for the treasury	-	-	(53,160)	-	-	(53,160)	-	(53,160)
Return of capital	-	-	-	-	-	-	(74,441)	(74,441)
Acquisition of non-controlling interest (Note 13)	-	-	-	(12,487)	-	(12,487)	(87,900)	(100,387)
Dividends declared	-	-	-	(156,922)	-	(156,922)	-	(156,922)
Dividends paid	-	(94,292)	-	(83,733)	-	(178,025)	(45,561)	(223,586)
Balance as at 31 December 2014	217,171	2,200,600	(53,160)	263,519	148,230	2,776,360	378,179	3,154,539

The notes on pages 86 to 196 are an integral part of the consolidated financial statements.

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International Game Technology PLC

Consolidated Statement of Cash Flows

($ thousands)

		For the year ended 31 December
	Notes	2015	2014
Operating activities
(Loss) profit before income tax		(89,028)	374,756
Adjustments for:
Interest expense	11	458,804	262,240
Amortisation	17	408,617	147,066
Depreciation	33	375,437	328,750
Amortisation of upfront payments to customers		115,443	137,292
Loss on extinguishment of debt		73,803	88,628
Impairment loss (recovery), net	7	73,035	(2,832)
Share-based payment expense	27	46,351	10,177
Interest income		(17,681)	(4,765)
Income taxes paid		(199,195)	(211,265)
Other, net		45,553	36,865
Cash flows before changes in operating assets and liabilities		1,291,139	1,166,912
Changes in operating assets and liabilities, net of acquisition:
Trade and other receivables		83,218	171,258
Inventories		72	3,620
Accounts payable		(61,585)	(28,114)
Other assets and liabilities		(168,472)	(40,951)
Net cash flows provided by operating activities		1,144,372	1,272,725

Investing activities
Acquisition of IGT, net of cash acquired	15	(3,241,415)	-
Capital expenditures		(402,634)	(335,220)
Proceeds from jackpot annuity investments		36,215	-
Purchases of jackpot annuity investments		(6,799)	-
Proceeds from sale of assets		230,587	1,390
Interest received		7,104	4,898
Other		22,523	13,705
Net cash flows used in investing activities		(3,354,419)	(315,227)

Financing activities
Proceeds from issuance of long-term debt		6,521,991	897,115
Proceeds from interest rate swaps		67,773	15,294
Proceeds from share options		10,672	4,641
Capital increase - non-controlling interest		9,049	7,789
Treasury stock purchases		-	(53,160)
Acquisition of non-controlling interest	13	-	(99,726)
Payments for accelerated share awards		(14,867)	-
Net (payments of) receipts from financial liabilities		(21,539)	58,911
Payments in connection with note consents		(29,022)	(6,773)
Dividends paid - non-controlling interest		(29,156)	(45,561)
Return of capital - non-controlling interest		(30,568)	(74,441)
Payments on bridge facility		(51,409)	(63,999)
Payments in connection with the early extinguishment of debt		(79,526)	(88,628)
Debt issuance costs paid		(84,859)	(23,542)
Dividends paid		(209,589)	(177,608)
Interest paid		(365,479)	(211,713)
Payments to withdrawing shareholders	26	(407,759)	-
Principal payments on long-term debt		(2,714,867)	(1,295,575)
Other		(16,158)	(13,672)
Net cash flows provided by (used in) financing activities		2,554,687	(1,170,648)

Net increase (decrease) in cash and cash equivalents		344,640	(213,150)
Effect of exchange rate changes on cash		(34,262)	(47,752)
Cash and cash equivalents at the beginning of the year		317,106	578,008
Cash and cash equivalents at the end of the year		627,484	317,106

The notes on pages 86 to 196 are an integral part of the consolidated financial statements.

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Annual Reports and Accounts 2015

Notes to Consolidated Financial Statements

1.   General Information

International Game Technology PLC (“IGT PLC”), a public limited company organised under the laws of England and Wales, has its corporate headquarters in London, England and operating headquarters in Rome (Italy), Providence (Rhode Island), and Las Vegas (Nevada, U.S.). IGT PLC is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy (“GTECH”), and the sole shareholder of International Game Technology, a Nevada corporation (“IGT” or “Legacy IGT”). IGT PLC is majority owned by De Agostini S.p.A., a century-old publishing, media, and financial services company that is incorporated in Italy. De Agostini S.p.A. is the smallest group to consolidate these financial statements and is majority owned by B&D Holding di Marco Drago e C. S.a.p.a. which is incorporated in Italy and the largest group to consolidate these financial statements. B&D Holding di Marco Drago e C. S.a.p.a. is wholly owned by the Boroli and Drago families.

On 7 April 2015, GTECH acquired 100% of IGT’s equity through:

•     The merger of GTECH with and into IGT PLC (the “Holdco Merger”), and

•     The merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of IGT PLC with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

Prior to the Mergers, IGT PLC conducted no activities other than those incidental to its formation and essentially had no assets or operations. For presentation and disclosure purposes, transactions entered into by (1) IGT PLC, (2) GTECH prior to the Mergers and (3) IGT subsequent to the Mergers are collectively referred to and referenced as transactions entered into by the Group in the notes to the consolidated financial statements, unless otherwise specified. The comparative amounts for 2014 reflect the operations of GTECH only.

In connection with the Holdco Merger, GTECH shareholders received one newly issued ordinary share in IGT PLC (having a nominal value of $0.10 each) for each ordinary share held in GTECH (having a nominal value of €1.00 each). In connection with the Subsidiary Merger, each IGT ordinary share (having a par value of $0.00015625 each) was converted into the right to receive (1) $14.3396 in cash without interest and (2) 0.1819 ordinary shares, nominal value $0.10 per share, of IGT PLC (the “Exchange Ratio”). The final per share merger consideration payable to IGT shareholders was determined pursuant to the process outlined in the agreement to the Mergers (“Merger Agreement”), which included the calculation of the “Gold Share Trading Price” of $20.2379, wherein an average U.S. dollar converted volume-weighted average price for GTECH shares was calculated from ten trading days selected randomly from a 20-trading day window. The total share merger consideration payable to IGT shareholders amounted to €3.3 billion ($3.6 billion) and 45 million IGT PLC shares.

In connection with the closing of the Mergers, IGT PLC issued 198,526,804 ordinary shares to GTECH and IGT shareholders on the basis of the established exchange ratios described above. On 7 April 2015, IGT PLC ordinary shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “IGT.”

IGT PLC and its consolidated subsidiaries (collectively, the “Group”), is a leading commercial operator and provider of technology in the regulated worldwide gaming markets.

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Annual Reports and Accounts 2015

1.   General Information (continued)

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to “IGT PLC,” and the “Group” refer to the business and operations of International Game Technology PLC and consolidated subsidiaries.

The Group operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Group also provides high-volume processing of commercial transactions. The Group’s state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, internet and mobile devices. The Group’s principal activities are described in note 4.

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Annual Reports and Accounts 2015

2.  Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS, reflect the application of significant accounting policies described below and elsewhere in the notes to the consolidated financial statements.

Basis of Preparation

The consolidated financial statements have been prepared in accordance with IFRS, interpretations issued by the IFRS Interpretations Committee and on a going concern basis under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through the consolidated statement of comprehensive income.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial instruments and available-for-sale financial investments that have been measured at fair value. The carrying values of recognised assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortised cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000) (except share and per share data) unless otherwise indicated.

Format of the consolidated financial statements

The Group presents assets and liabilities in its consolidated balance sheet based on a current/non-current classification. An asset is current when it is:

•    Expected to be realised or intended to be sold or consumed in a normal operating cycle;

•    Held primarily for the purpose of trading;

•    Expected to be realised within twelve months after the reporting period; or

•     Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•    It is expected to be settled in the normal operating cycle;

•    It is held primarily for the purpose of trading;

•    It is due to be settled within twelve months after the reporting period; or

•     There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

The consolidated income statement is presented using a classification based on the function of expenses, rather than based on their nature of expense, as management believes this presentation provides information that is more relevant.

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Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

The consolidated statement of changes in equity include only details of transactions with owners, with non-owner changes in equity presented separately. Comprehensive income is presented in two statements: a separate consolidated income statement and a consolidated statement of comprehensive income.

The consolidated statement of cash flows is presented using the indirect method.

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Group presents an additional statement of financial position at the beginning of the earliest period presented when there is a material retrospective application of an accounting policy, a material retrospective restatement, or a material reclassification of items in its financial statements.

The Group’s principal accounting policies are described below.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of IGT PLC and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Investments in other entities that the Group has the ability to control, through a majority voting interest or otherwise, or with respect to which the Group is the primary beneficiary, are consolidated. Earnings or losses attributable to any non-controlling interests in a subsidiary, are included in (loss) profit in the consolidated income statement. Any investments in affiliates over which the Group has the ability to exert significant influence, but do not control and with respect to which the Group is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates for which the Group has no ability to exert significant influence are accounted for using the cost method of accounting.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Group in preparing these financial statements include the timing of revenue recognition, allowance for doubtful accounts and credit losses, the fair value assigned to acquired assets and assumed and contingent liabilities associated with business combinations, expensing or capitalising research and development costs for software development, the determination of the fair value of share-based compensation awards, the amount of the provision for income taxes and the valuation of deferred taxes and intangible assets, including goodwill.

Foreign Currency Translation

The functional currency of the Group subsidiaries located outside of the U.S. are determined in accordance with authoritative guidance. Assets and liabilities for these subsidiaries are translated at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity. The Group records gains and losses from currency transactions denominated in currencies other than the functional currency in its consolidated income statement.

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Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

Local currency transactions of subsidiaries located outside of the U.S. where the U.S. dollar is the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities are recorded in the consolidated income statement.

The British pound sterling to U.S. dollar exchange rate was 1.4736 and 1.5577 as at 31 December 2015 and 2014, respectively.

Acquisitions

The Group accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired. It further requires (1) acquisition related costs to be recognised separately from the acquisition and expensed as incurred, (2) most restructuring costs to be expensed in periods subsequent to the acquisition date and (3) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to be reflected in the provision for income taxes. The operating results of acquisitions are included in the consolidated financial statements from the date control is obtained. Acquisition-related costs are included in the consolidated statement of operations within “Transaction expense, net”. Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.

The fair value of identifiable intangible assets is based on significant judgements made by the Group, including the selection of the appropriate valuation methodologies and the determination of the economic lives of the assets acquired. These estimates and assumptions are based on historical and industry experience, information obtained from management of the acquired business, and also include, but are not limited to, future expected cash flows earned from the identified intangible assets and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortised on the straight-line method over their estimated economic lives. Amortisation of acquired software-related intangibles is included in cost of services and cost of product sales and amortisation of other acquired intangible assets is included in selling, general and administrative expenses in the consolidated income statement.

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill is tested for impairment at the cash-generating unit level annually. The Group has four cash-generating units as follows:

•    North America Gaming and Interactive;

•    North America Lottery;

•    International; and

•    Italy.

When testing goodwill for impairment, the Group estimates the cash-generating units (“CGU”) recoverable amount. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount.

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Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

For goodwill and indefinite lived intangible assets, the Company bases its impairment calculation on detailed budgets and forecasts that are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecasts generally cover a period of five years (the “base period”). For periods beyond the base period, a long- term growth rate is applied to project future cash flows.

The Group also evaluates indefinite-lived intangible assets for impairment annually on 1 November and whenever events or changes in circumstances indicate impairment may exist. The quantitative analysis compares the fair value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognised when the carrying amount exceeds the fair value.

The process of evaluating the potential impairment related to goodwill and indefinite-lived intangible assets is highly subjective and requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analysing the value of goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment loss that could have a material impact on the Group’s financial results. The Group’s annual review of goodwill and indefinite-lived intangible assets for impairment is performed as at 1 November each year.

The Group evaluates long-lived assets, including identifiable intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Events or changes in circumstances that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the overall business strategy and significant negative industry or economic trends. Impairment is recognised when the asset is not recoverable and the carrying amount of an asset exceeds its fair value as calculated on a discounted cash flow basis. If an event occurs necessitating revised estimates and assumptions previously used in analysing the value of property and equipment or finite-lived intangibles and other assets that revision could result in a non-cash impairment loss that could have a material impact on the Group’s financial results. The Group recorded impairment losses related to long-lived assets of $12.5 million and $2.6 million in 2015 and 2014, respectively.

Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite-lived have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing spend. Finite-lived intangible assets, which are primarily composed of customer relationships, computer software and game library, and developed technologies, are capitalised and amortised on a straight-line basis over the period of their expected useful lives.

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Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

Investments

The Group’s short-term and long-term investments, classified as available-for-sale securities, consist primarily of marketable securities such as U.S. treasury or agencies purchased to fund jackpot winner payments. The Group determines the appropriate classification of its investments at the time of purchase and revaluates such determination at each balance sheet date. All securities classified as short-term investments have contractual maturities of less than twelve months. All securities classified as long-term investments have contractual maturities greater than twelve months.

Available-for-sale securities are carried at fair value, with the unrealised gains and losses, net of tax, reported as a separate component of the statement of other comprehensive income. Any premiums or discounts are amortised or accreted, respectively, to maturity as a component of interest income in the consolidated income statement. Cash flows from the principal amount of purchases, sales and maturities of available-for-sale securities are classified as cash flows from investing activities. Any amount of premium on purchased securities and discount on matured and sold securities and the related amortisation and accretion are classified as cash flows from operating activities in the consolidated statement of cash flows.

The cost of securities sold is based on the specific-identification method. In determining if and when a decline in fair value is judged to be other than temporary, we consider the duration of a decline in fair value in light of its significance and other factors. The Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair market value. Declines in fair value deemed other than temporary are included as a component of other income (expense) in the consolidated income statement.

Fair Value of Financial Instruments

The Group applies the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, as well as those financial assets and liabilities that are not measured at fair value but for which fair value is disclosed.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. The guidance establishes a three-tiered fair value hierarchy that prioritises inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

•    Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Group at the measurement date.

•    Level 2: Inputs that are observable in the marketplace other than those inputs classified as Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•    Level 3: Inputs that are unobservable in the marketplace and significant to the valuation.

Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.

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Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

For financial assets and financial liabilities that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Derivative Instruments

The Group uses derivatives to hedge foreign currency exposures related to foreign currency denominated assets and liabilities and forecasted revenue and expense transactions.

The Group uses interest rate derivative instruments designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Group agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative instrument are recorded in interest expense and are offset by changes in the fair value on the underlying debt instrument. The cash flows from these derivative instruments are classified in the consolidated statement of cash flows in the same manner as the underlying transaction that is the subject of the hedge. The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortised as a reduction (addition) of interest expense over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as financing activities in the consolidated statement of cash flows.

The Group hedges its exposure to foreign currency denominated monetary assets and liabilities with foreign currency forward and option contracts. Since these derivatives hedge existing exposures that are denominated in foreign currencies, the contracts do not qualify for hedge accounting. Accordingly, these outstanding non-designated derivatives are recognised on the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated income statement. These derivative contracts mature in less than one year.

The Group also uses foreign currency forward and option contracts to hedge its exposure on a portion of forecasted revenue and expense transactions. These derivatives are designated as cash flow hedges. All outstanding cash flow hedges are recognised on the consolidated balance sheets at fair value with changes in their fair value recorded in accumulated other comprehensive income (loss) until the underlying forecasted transactions occur. To achieve hedge accounting, certain criteria must be met, which include:

•     Ensuring at the inception of the hedge that formal documentation exists for both the hedging relationship and the risk management objective and strategy for undertaking the hedge, and

•     At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated.

Further, an assessment of effectiveness is required at a minimum on a quarterly basis. Absent meeting these criteria, changes in fair value are recognised in the consolidated income statement. Once the

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Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

underlying forecasted transaction occurs, the gain or loss from the derivative designated as a hedge of the transaction is reclassified from accumulated other comprehensive income (loss) to the consolidated income statement, in the related revenue or expense caption, as appropriate. In the event the underlying forecasted transaction does not occur, the amount recorded in accumulated other comprehensive income (loss) is reclassified to the consolidated income statement. The ineffective portion of derivatives designated as cash flow hedges is recognised in the consolidated income statement as interest expense and the ineffective portion of foreign currency forward and option contracts is recognised in the consolidated income statement as foreign exchange gain (loss), net. The ineffective portion of derivatives includes gains or losses associated with differences between actual and forecasted amounts.

For purposes of presentation within the consolidated statement of cash flows, derivative gains and losses are presented within net cash provided by operating activities.

Debt Issuance Costs and Premiums/Discounts

The Group accounts for incremental costs directly attributable to realising the proceeds of a debt issuance (“debt issuance costs”) and the difference between the net proceeds received upon debt issuance and the amount payable at maturity as adjustments to the carrying amount of the debt on its consolidated balance sheets. These adjustments are amortised to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term.

Revenue Recognition

The Group has two categories of revenue: Service revenue and Product sales.

Service revenue is derived from the following sources:

•    Operating contracts predominately related to Italian contracts;

•     Gaming operations arrangements where the Group provides customers with proprietary gaming equipment, systems, content licensing, and services;

•    Facility Management Contracts (Hosting arrangements);

•    Interactive contracts; and

•    Post-contract customer support.

Product sales are derived from the following sources:

•    Sale of lottery terminals and sale of gaming machines, including game content; and

•    Sale of lottery and gaming systems, including the licensing of proprietary software, and implementation services.

Revenue is recognised when all of the following conditions are met:

1.   Persuasive evidence of an arrangement exists;

2.   Delivery has occurred;

3.   The fee is fixed or determinable; and

4.   Collectability is probable.

Revenues are reported net of incentives, rebates, and discounts. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

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Service revenue

Service revenue is derived from the following types of arrangements:

Operating contracts

Certain of the Group’s revenue, primarily revenue from the Italy segment, is derived from operating contracts. Under operating contracts, the Group manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centres, training staff, providing retailers with assistance and supplying materials for the game. In Italian arrangements whereby the Group is performing services on behalf of the government and the government is considered the Group’s customer, revenue is recognised net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Group is acting as an agent to the authorities. In arrangements where the Group’s customers are the end players and/or retailers, the Group records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Group is acting as the principal.

The Group also provides sports pools and sports betting services. Under sports pools arrangements, the Group manages the sports pool whereby the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Group collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Group assumes no risk associated with sports pool wagering. The Group records revenue net of prize pay outs, retailer commissions and remittances to state authorities, because the Group is acting as an agent to the authorities.

In sports betting contracts, the Group establishes and assumes the risks related to the odds. Under fixed odds betting, the potential pay out is fixed at the time bets are placed and the Group bears the risk of odds setting. The Group is responsible for collecting the wagers, paying prizes, and paying fees to retailers. The Group retains the remaining cash as profits. Under these arrangements, the Group records revenue net, calculated as total wagers less the estimated pay out for prizes, because the betting contract is considered a derivative and is required to be recorded at fair value. Taxes are recorded as contra revenue and retailer commissions are shown as expenses.

Fees earned under operating contracts are recognised as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

Under operating contracts, the Group is generally required to pay upfront concession payments. When such upfront payments are paid to the Group’s customers, the payment is recorded as a non-current asset and amortised as a reduction of service revenue over the concession term.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee. Included in gaming operations are Wide Area Progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connecting to a central computer system. WAP

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games differ from all other games in that a Group-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Group-sponsored progressive jackpots.

Fees earned under operating contracts are recognised as revenue in the period earned and are classified as service revenue in the consolidated income statement when all of the criteria outlined above are met.

Facility management contracts

Under facilities management contracts, the Group constructs, installs, operates and retains ownership of the online system. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Group directly from the customer based on a percentage of sales.

Fees earned under facilities management contracts are recognised as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated income statement when all of the criteria outlined above are met.

Interactive Contracts

Interactive revenues are principally generated from online social gaming and online real-money products and services (“IGTi”).

Social gaming revenues are generated from the sale of virtual casino chips to players in the online DoubleDown Casino that can be used for additional play or game enhancements. Revenues from player purchases are recognised rateably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook, Apple and Google on a revenue participation basis are recorded within cost of services. This determination is subject to judgment and material changes in the substance or nature of arrangements with customers and payment processors may result in a change in presentation.

IGTi revenues are generated from online real-money gaming solutions offerings, which encompass gaming systems infrastructure, applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above.

Post-contract customer support (“PCS”)

Product sales contracts generally include PCS, which includes telephone support, software maintenance, software support, professional services, and in some scenarios the right to receive unspecified upgrades/enhancements on a when-and-if-available basis. Fees earned under PCS contracts are recognised as revenue in the period earned (i.e. over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met.

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Product Sales

Product sales are derived from the following types of arrangements:

Sale of lottery terminals and sale of gaming machines, including game content

These arrangements include the sale of lottery terminals and sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Group’s credit terms are predominately short term in nature. The Group also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognised based upon the contractual terms of each arrangement, but predominately upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below.

System Sales (Lottery and Gaming)

System Sale arrangements typically include multiple elements, where the Group constructs, sells, delivers and installs a turnkey system (inclusive of point of sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Group is in breach of the contract. Such arrangements include non software elements, software, professional services, and PCS in the form of maintenance and software support arrangements. Amounts due to the Group and costs incurred by the Group in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated income statement and is recognised upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to PCS provided subsequent to customer acceptance are classified as service revenue in the consolidated income statement in the period earned.

Multiple Element Arrangements

The Group uses multiple element guidance for both service arrangements and product sale arrangements. In some scenarios, all deliverables are considered one unit of accounting (i.e. facility management contracts where the Group provides software as a service), while other arrangements contain multiple elements that can be separated into distinct deliverables. When arrangements contain multiple elements, including software and non software components, the Group allocates revenue to each category based on a selling price hierarchy. Allocation of revenue to software and non software components is based on either vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

•     VSOE of selling price is based on the net price charged when the element is sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. VSOE for post contract support is determined based on renewals rates, if available.

•     TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similar customers. However, as the Group’s products contain a significant element of proprietary technology and the Group’s solutions offer different features and functionality, the comparable pricing of third-party products with similar functionality typically cannot be obtained.

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•     BESP is established considering multiple factors including, but not limited to market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios cost for each deliverable plus the overall contract margin is used as management’s best estimate.

In scenarios where the Group’s products include hardware containing required software that function together to provide the essential functionality of the product, the Group considers both the hardware and required software as “non software deliverables”. The Group recognises revenue for these arrangements based on the relative selling price of the deliverables. In scenarios where the Group’s products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognised based on when the revenue recognition criteria is met (i.e. shipment, delivery and/or acceptance) and the software revenue is recognised based on industry specific guidance.

If there are multiple deliverables within the software and non software categories, revenue is first allocated between the software pool of deliverables and the non software pool of deliverables on a relative fair value basis. Thereafter, revenue for each pool is further allocated as follows:

•     Non software components: Revenue is further allocated to each separate unit of accounting using the relative selling prices of each deliverable in the priority order described above. However, revenue is only recognised if the unit of accounting has stand-alone value. A deliverable is considered to have stand-alone value if (a) it has value to the customer on stand-alone basis, and (b) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Group’s control.

•     Software components: If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software category as a group is then allocated to each software deliverable using VSOE, provided the deliverable has stand-alone value. If VSOE is not available for all deliverables, then the Group uses the residual method when VSOE of fair value of the undelivered items exists. If VSOE of one or more undelivered software items does not exist, then all the software deliverables are considered one unit of accounting. Revenue is deferred and recognised at the earlier of (1) delivery of those elements or (2) when fair value can be established for the undelivered elements, unless PCS is the only undelivered element, in which case, the entire software category allocated consideration is recognised rateably over the service period.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on hand and short-term highly liquid investments with an original maturity of ninety days or less. Cash equivalents are stated at cost.

Restricted Cash and Investments

Restricted cash and Investments are primarily composed of cash and publicly-traded foreign government and corporate bonds and mutual investment funds that are restricted from use in the Group’s Italy segment.

Allowances for Trade Receivables and Customer Financing Receivables

The Group maintains an allowance for doubtful accounts for losses on uncollectible trade and customer financing receivables. The allowance is based upon the credit worthiness of the Group’s customers, historical experience, the age of the receivable and current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible.

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The Group’s customer financing receivables portfolio is composed of two classes, contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are typically secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years and are secured by the developed property and/or other customer assets. Customer financing interest income is recognised based on market rates prevailing at issuance.

Inventories

Inventories are valued at the lower of cost (under the first in, first out method or specific cost basis as considered necessary in the specific circumstances) or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventories include amounts related to product sales contracts, including product sales under long-term contracts.

Systems, equipment and other assets related to contracts, net and property, plant and equipment, net

The Group has two principle types of fixed assets (collectively, “Fixed Assets”):

•     Systems, equipment and other assets relating to contracts (“Contract Assets”) principally composed of:

o    Gaming assets; and

o    Lottery assets; and

•     Property, plant and equipment (“Non-Contract Assets”).

Contract Assets are assets that primarily support the Group’s Operating Contracts and Facilities Management Contracts. Non-Contract Assets are assets the Group uses internally primarily in manufacturing, selling, general and administration, research and development and commercial service applications not associated with contracts.

Fixed Assets are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences upon placing the asset in service and is recognised on a straight-line basis over the estimated useful lives of the assets.

The Group depreciates Fixed Assets over their estimated useful lives. The estimated useful life and residual value are assigned to these assets based on historical information and future expectations.

The estimated useful lives for Contract Assets depends on the type of actual cost which is principally composed of three categories:

•    Lottery hard costs (for example: terminals, mainframe computers, communications equipment);

•     Lottery soft costs (for example: software development costs represented by internal personnel costs); and

•    Commercial gaming machines.

Lottery hard costs are depreciated over the base term of the contract plus extension years as defined in the contract, but generally not to exceed 10 years. Lottery soft costs are depreciated over the base term of the contract, but generally not to exceed 10 years. Commercial gaming machines are generally depreciated over three to five years.

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The estimated useful lives for property plant and equipment are generally 40 years for buildings and five to 10 years for furniture and equipment.

Fixed Assets are derecognised upon disposal or when no future economic benefits are expected from the assets’ use or disposal. Any gain or loss arising on disposal of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement when the asset is derecognised. The residual values, useful lives and methods of depreciation are reviewed, at a minimum, at each financial year end and adjusted prospectively if appropriate. Fixed Assets carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Leasehold improvements are depreciated over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Repair and maintenance costs, including planned maintenance, are expensed as incurred.

Research and Development and Capitalised Software Development Costs

Research and development (“R&D”) costs incurred prior to technological feasibility are expensed as incurred. R&D costs include salaries and benefits, share-based compensation, consultants, facilities related costs, material costs, depreciation and travel. Material software development costs incurred subsequent to establishing technological feasibility through the general release of products are capitalised. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Software development costs to be used only for services provided to customers are capitalised as internal-use software and amortised over their useful life to costs of revenue. Development costs specific to customer contracts are capitalised and amortised over the products’ estimated economic life as costs of revenue.

Costs incurred in the development of the Group’s externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalisation. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalised. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalised costs are amortised to cost of product sales over the products’ estimated economic life.

Jackpot Accounting

The Group incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Group-sponsored jackpots for which the Group incurs jackpot expense. A portion of the fees paid to the Group is used for the funding and administration of Group-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of revenues. Changes in estimates for WAP jackpot liabilities and expense are attributable to regular analysis and evaluation of the following factors:

•    Variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth);

•    Volume (number of WAP units in service and levels of play or coin-in per unit);

•     Interest rate movements (higher rates cause lower jackpot expense; lower rates cause higher jackpot expense); and

•    Start up amount (the size of base WAP jackpots at initial setup or after a jackpot is won).

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The Group’s WAP jackpots are generally payable in equal annual instalments over 20 to 26 years or immediately in the case of instant win systems. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual instalments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are composed of payments due to previous winners, as well as amounts due to future winners of WAP jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of the qualifying U.S. government or agency annuity investment purchased at the time of the jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. See Jackpot Annuity Investments section below. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e. treasury rate) at the time of the jackpot win.

Liabilities due to future winners are recorded at the present value of the amount carried on WAP meters for jackpots not yet won. The Group estimates the present value of future winner liabilities using current market rates applicable (prime, treasury, or agency), weighted with historical lump sum pay out election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Group estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Restricted Cash and Investments

The Group is required by gaming regulation to maintain sufficient reserves in restricted accounts to be used for the purpose of funding payments to WAP jackpot winners. In certain cases regulators have allowed for surety bonds or letters of credit in lieu of restricted cash. Restricted amounts are based primarily on the jackpot meters displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investment or assurance requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for interactive online player deposits.

Jackpot Annuity Investments

In December 2015, the Group initiated a plan to sell jackpot annuity investments previously held-to-maturity for funding jackpot payments to previous winners, and instead satisfy funding assurance requirements through surety bonds or letters of credit where allowed by regulators. As a result, jackpot annuity investments, composed of discounted qualifying U.S. treasury or agency securities, were reclassified from held-to-maturity to available-for-sale investments and carried at fair value with unrealised gain/loss recorded in other comprehensive income.

WAP Systems Interest

Interest income accretion on jackpot annuity investments is offset by interest expense accretion on previous winner liabilities. When the jackpot liability is funded by annuity investments, WAP interest income and expense accretes at approximately the same rate. When the jackpot liability is instead guaranteed by surety bonds or letters of credit and funded from operating cash flows, there is no WAP interest income accretion. WAP interest expense varies depending on the amount of jackpots won and

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the number of winners electing periodic payments. In addition to accretion, WAP interest income includes earnings on other cash and short-term investments held for WAP operations.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $130.1 million and $126.7 million for the years ended 31 December 2015 and 2014, respectively.

Contingencies

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated income statement net of any reimbursement.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the income tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised except:

•     When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

•     In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilised.

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The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

•     When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

•     In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognised outside income or loss is recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in the income statement.

Earnings per Share

Basic earnings per share is computed by dividing (loss) profit attributable to IGT PLC by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings per share is computed on the basis of the weighted-average number of ordinary shares plus the effect of dilutive potential ordinary shares outstanding during the period using the treasury share method. Dilutive potential ordinary shares include outstanding share options and restricted share awards.

Concentrations of Risks

Financial instruments that potentially subject the Group to concentration of credit risk consist principally of bank deposits, short and long-term investments, accounts receivable, customer financing receivables and foreign currency exchange contracts. Deposits held with banks in the U.S. may exceed the amount of FDIC insurance provided on such deposits. Deposits held with banks outside the U.S. generally do not benefit from FDIC insurance. The majority of the Group’s day-to-day banking operations globally are maintained with major, financially sound counterparties with high-grade credit ratings, and the Group limits its exposure to any one counterparty.

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The Group provides credit to customers in the normal course of business. Credit is extended to new customers based on checks of credit references, credit scores and industry reputation. Credit is extended to existing customers based on prior payment history and demonstrated financial stability. The credit risk associated with accounts receivable and customer financing receivables is generally limited due to the large number of customers and their geographic dispersion. The Group establishes an allowance for the estimated uncollectible portion of accounts receivable and customer financing receivables. Product sales are generally dispersed among a large number of customers, minimising the reliance on any particular customer or group of customers.

The counterparties to the Group’s foreign currency exchange contracts consist of a number of major financial institutions. In addition to limiting the amount of contracts the Group enters into with any one party, the Group monitors the credit quality of the counterparties on an ongoing basis.

The Group purchases or licenses many sophisticated components and products from one or a limited number of qualified suppliers. If any of the Group’s suppliers were to cancel or materially change contracts or commitments with the Group or fail to meet the quality or delivery requirements needed to satisfy customer orders for the Group’s products, the Group could lose customer orders. The Group attempts to minimise this risk by finding alternative suppliers or maintaining adequate inventory levels.

Share-based Compensation

Share-based compensation represents the cost related to share-based awards granted to directors and employees. The Group measures share-based compensation cost at the grant date, based on the estimated fair value of the award and recognises the cost as expense, net of estimated forfeitures, over the vesting period. The Group’s accounting policy is to follow the tax law ordering approach regarding net operating losses and determining when tax benefits are realised related to excess share option deductions that are recorded to equity. For awards that contain only a service vesting feature, the Group recognises compensation cost on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, the Group recognises compensation cost on a graded-vesting basis over the awards’ expected vesting period.

IFRS issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following:

•     IFRS 9, Financial instruments addresses the classification, measurement and recognition of financial assets and liabilities was issued in July 2015. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

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•     IFRS 15, Revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 will only impact revenue that is it not governed by IAS 39. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier adoption is permitted. The Group is assessing the impact of IFRS 15.

•     IFRS 16, Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. The standard replaces IAS 17 Leases and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 and earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group is assessing the impact of IFRS 16.

IFRS 9, 15 and 16 are yet to be endorsed by the European Union. There are no other IFRS or IFRS interpretations that are not yet effective that would be expected to have a material impact on the Group.

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3.   Financial Risk Management

The Group’s activities expose it to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. The Group’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s performance through ongoing operational and finance activities. The Group monitors and manages exposure to such risks both centrally and at the local level, as appropriate, as part of the Group’s overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on the Group’s results of operations and financial position.

Depending upon the risk assessment, the Group uses selected derivative hedging instruments, including principally interest rate swaps and forward currency contracts for the purposes of managing interest rate risk and currency risks arising from the Group’s operations and sources of financing.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Interest Rate Risk

Credit Facilities and Indebtedness

The Group’s exposure to changes in market interest rates relates primarily to cash and financial liabilities which bear floating interest rates. The Group’s policy is to manage interest cost using a mix of fixed and variable rate debt. The Group has historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements. Disclosures regarding the Group’s derivatives are set out in note 22 to our Consolidated Financial Statements.

Until 2014, the Group was exposed to floating rates of interest particularly relating to the Legacy GTECH Credit Facilities (which were repaid in 2014). In addition, the Group had entered into interest rate swaps to swap a portion of the Legacy GTECH Notes due 2016 into floating rate interest. During 2014, the Legacy GTECH Notes due 2016 and the prior credit facilities were repaid. In 2014, the Group’s exposure to floating rates of interest primarily related to the Revolving Credit Facilities which the Group entered into in November 2014.

In 2015, the Group’s exposure to floating rates of interest primarily related to the Revolving Credit Facilities and the Term Loan Facilities.

As at 31 December 2015, there were $625 million (notional value) in interest rate swaps and approximately 28% of the Group’s net debt portfolio was exposed to interest rate fluctuations. As at 31 December 2014 there were no interest rate swaps outstanding and approximately 30% of the Group’s net debt portfolio was exposed to interest rate fluctuations.

A hypothetical 10 basis points increase in interest rates for the year ended 31 December 2015, with all other variables held constant, would have resulted in a decrease in the Group’s (loss) profit before income taxes of approximately $2.4 million ($0.9 million for the year ended 31 December 2014 ).

Costs to Fund Jackpot Liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact the Group’s cost to fund jackpots and corresponding gaming operating profit.

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3.   Financial Risk Management (continued)

If interest rates decline, jackpot cost increases and operating profit decreases. The Group estimates that a hypothetical decline of 100 bps in applicable interest rates would have reduced the group’s operating profit by approximately $2.2 million in 2015. The Group does not manage this exposure with derivative financial instruments.

Foreign Currency Exchange Rate Risk

The Group operates on an international basis across a number of geographical locations. The Group is exposed to (1) transactional foreign exchange risk when an entity enters into transactions in a currency other than its functional currency, and (2) translation foreign exchange risk which arises when the Group translates the financial statements of its foreign entities into U.S. dollars for the preparation of the consolidated financial statements.

Transactional Risk

Group subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where the Group enters into transactions in a currency other than the functional currency of the relevant entity, the Group seeks to minimise its exposure by (1) sharing risk with customers (for example, in limited circumstances, but whenever possible, the Group negotiates clauses into contracts that allow for price adjustments should a material change in foreign exchange rates occur), (2) creating a natural hedge by netting receipts and payments, (3) utilising foreign currency borrowings, and (4) where applicable, by entering into foreign currency forward and option contracts.

The principal foreign currency to which the Group is exposed is the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have further reduced the Group’s loss before income taxes by $357.4 million and $1.5 million for 2015 and 2014, respectively.

From time to time, the Group enters into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. The Group’s policy is to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

As at 31 December 2015, the Group had forward contracts for the sale of approximately $272.1 million of foreign currency (primarily British pounds, U.S. dollars and euro) and the purchase of approximately $85.2 million of foreign currency (primarily Swedish krona, euro and U.S. dollars).

As at 31 December 2014, the Group had forward contracts for the sale of approximately $513.1 million of foreign currency (primarily euro, U.S. dollars and British pounds) and the purchase of approximately $445.6 million of foreign currency (primarily euro and Swedish krona).

Translation Risk

Certain of the Group’s subsidiaries are located in countries which are outside of the U.S., in particular the Eurozone. As the Group’s presentation currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a presentation currency other than the U.S. dollars are translated into U.S. dollars at the period-end foreign exchange rate. The effects of these changes in

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3.   Financial Risk Management (continued)

foreign exchange rates are recognised directly in the consolidated statement of changes in equity within other reserves.

The Group’s foreign currency exposure primarily arises from changes between the U.S. dollar and the euro and the U.S. dollar and Swedish krona. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have reduced equity by $57.6 million for 2015 and increased equity by $62.2 million for 2014. A hypothetical 10% decrease in the U.S. dollar to Swedish krona exchange rate, with all other variables held constant, would have reduced equity by $18.6 million and $12.3 million for 2015 and 2014, respectively.

Liquidity Risk

Liquidity risk is the risk of not being able to fulfil present or future obligations if the Group does not have sufficient funds available to meet such obligations. Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing debt, in terms of both interest and capital, and the Group’s payment obligations relating to ordinary business activities. The Group believes that the cash it generates from operating activities, together with committed borrowing capacity, will be sufficient to meet the Groups’ financial obligations and operating requirements in the foreseeable future. Therefore, the Group does not believe that it is exposed to a significant concentration of liquidity risk.

As at 31 December 2015 and 31 December 2014, the Group’s total available liquidity was $2.7 billion and $1.9 billion, respectively. The following table summarises the Group’s total available liquidity:

	For the year ended
($ thousands)	31 December
	2015	2014
Revolving Credit Facilities	2,087,655	1,534,870
Cash and cash equivalents	627,484	317,106
Term Loan Facilities due 2019	-	-

Total Liquidity	2,715,139	1,851,976

Refer to note 30 “Debt” for a maturity profile of the Group’s debt commitments, note 36 “Commitments” for a maturity profile of finance leases and note 32 “Other liabilities” for details on current and non-current liabilities.

Credit Risk

The Group’s primary credit risk is derived from cash and trade accounts receivable balances. The Group maintains cash deposits and trades with only recognised, creditworthy third parties.

Cash and cash equivalents

The Group has established risk management policies for cash and cash equivalents whereby the Group manages the exposure to counterparty credit risk by entering into financial instruments with major, financially sound counterparties with high-grade credit ratings, and by limiting exposure to any one counterparty.

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3.   Financial Risk Management (continued)

The Group’s liquidity is principally denominated in euros and U.S. dollars. The following table summarises the Group’s cash balances in U.S. dollars:

	For the year ended		For the year ended
($ thousands)	31 December 2015		31 December 2014
	$	%	$	%
U.S. Dollars	288,502	46%	101,014	32%
Euros	162,847	26%	137,684	43%
Other currencies	176,135	28%	78,408	25%

Total cash	627,484	100%	317,106	100%

Trade and other receivables

The Group enters into commercial transactions only with recognised, creditworthy third parties. A significant portion of the Group’s trade receivables are from government lottery entities which the Group considers to pose insignificant credit risk. Additionally, the Group does not have significant credit risk to any one customer. Geographically, credit risk is concentrated as follows:

	For the year ended 31 December
($ thousands)	2015		2014
	$	%	$	%
United States	371,708	32%	109,781	12%
Italy	368,151	32%	595,403	65%
Latin America	185,036	16%	93,527	10%
Europe and Africa	168,357	14%	98,601	11%
Other	70,248	6%	24,454	3%
	1,163,500	100%	921,766	100%

Reconciliation to Balance Sheet:
Trade and other receivables, net	959,592		919,606
Customer financing receivables, net - non-current	137,136		-
Customer financing receivables, net - current	62,709		-
Other receivables, net - non-current	4,063		2,160
	1,163,500		921,766

The Group has $39.4 million of outstanding receivables due from the State of Illinois, which remain unpaid pending the approval of the 2015 Illinois budget approval. The Group believes these amounts are collectible and has not reserved for this balance.

Commodity Price Risk

The Group’s exposure to commodity price changes is not considered material and is managed through the Group’s procurement and sales practices.

Capital management

The primary goal of the Group’s capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support its business while maximising corporate value and reducing the Group’s financial risks. The Group considers all equity and debt to be managed capital of the Group.

The Group manages its capital structure and makes adjustments based on long- term strategy decisions in light of changes in economic conditions. Additionally, the Group seeks to preserve an optimal weighted

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3.   Financial Risk Management (continued)

average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities. There were no changes in the objectives, policies, or processes during the years ended 31 December 2015 and 2014.

The capital structure of the Group is as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Total Debt (Note 30)	8,331,507	2,955,618
Less cash and cash equivalents	(627,484)	(317,106)
Total Net Debt	7,704,023	2,638,512

Total Equity	3,494,036	3,154,539

Debt to Equity %	220.5%	83.6%

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Annual Reports and Accounts 2015

4.   Segment Information

The structure of the Group’s internal organisation is customer-facing aligned around four business units operating in three regions which represent the Group’s reportable segments as follows:

•                 North America Gaming and Interactive;

•                 North America Lottery;

•                 International; and

•                 Italy.

Each of these segments operate and provide a full range of gaming services including lottery management services, online and instant lotteries, sports betting, machine gaming and interactive gaming.

The Group’s chief operating decision maker is its Chief Executive Officer.

The Group monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit. Segment accounting policies are consistent with those of the consolidated financial statements.

Acquisition accounting principally represents the depreciation and amortisation of acquired tangible and intangible assets in connection with acquired companies, principally including the August 2006 acquisition of IGT Global Solutions Corporation and the April 2015 acquisition of IGT.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and board of directors’ expenses.

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4.   Segment Information (continued)

Primary segment information which the chief operating decision maker reviews is as follows:

($ thousands)	For the year ended 31 December 2015
	North
	America	North
	Gaming and	America			Segment	Corporate	Acquisition
	Interactive	Lottery	International	Italy	Total	Support	Accounting	Total
Service revenue	776,402	993,053	512,004	1,755,748	4,037,207	-	(9,358)	4,027,849
Product sales	321,618	52,986	341,070	1,872	717,546	-	(6,183)	711,363
Total revenue	1,098,020	1,046,039	853,074	1,757,620	4,754,753	-	(15,541)	4,739,212

Operating profit (loss)	291,359	121,052	163,555	553,600	1,129,566	(297,471)	(362,782)	469,313
Depreciation (Note 33)	68,279	162,252	43,352	80,145	354,028	13,046	8,363	375,437
Amortisation (Note 17)	8,490	264	1,435	66,120	76,309	266	332,042	408,617
Impairment loss (recovery), net Note 7)	-	60,538	12,497	-	73,035	-	-	73,035
Expenditures for long-lived assets	(82,834)	(107,854)	(93,666)	(22,422)	(306,776)	(11,618)	-	(318,394)
Long-lived assets (at year end)	393,125	631,948	230,067	211,946	1,467,086	-	-	1,467,086
Total assets (at year end)	6,067,323	2,491,292	2,935,087	3,000,829	14,494,531	703,583	-	15,198,114

($ thousands)	For the year ended 31 December 2014
	North
	America	North
	Gaming and	America			Segment	Corporate	Acquisition
	Interactive	Lottery	International	Italy	Total	Support	Accounting	Total
Service revenue	39,992	885,161	473,653	2,172,024	3,570,830	-	722	3,571,552
Product sales	97,708	75,074	156,976	3,366	333,124	-	-	333,124
Total revenue	137,700	960,235	630,629	2,175,390	3,903,954	-	722	3,904,676

Operating profit (loss)	3,815	94,980	159,104	711,961	969,860	(148,644)	(73,138)	748,078
Depreciation (Note 33)	21,808	159,352	38,631	97,778	317,569	4,503	6,678	328,750
Amortisation (Note 17)	802	263	396	74,844	76,305	269	70,492	147,066
Impairment loss (recovery), net Note 7)	-	(3,310)	478	-	(2,832)	-	-	(2,832)
Expenditures for long-lived assets	(25,454)	(111,325)	(43,716)	(78,858)	(259,353)	(3,489)	-	(262,842)
Long-lived assets (at year end)	72,014	662,792	178,637	285,487	1,198,930	-	-	1,198,930
Total assets (at year end)	362,396	2,427,611	1,850,883	3,530,451	8,171,341	456,005	-	8,627,346

During the years ended 31 December 2015 and 31 December 2014, there were no revenues generated from transactions between operating segments.

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Annual Reports and Accounts 2015

4.   Segment Information (continued)

Revenue by types of products and services is as follows:

($ thousands)	For the year ended 31 December 2015
	North
	America	North
	Gaming and	America			Segment	Acquisition
	Interactive	Lottery	International	Italy	Total	Accounting	Total
Gaming
Service revenue	776,402	128,401	160,489	752,440	1,817,732	(9,720)	1,808,012
Product sales	321,618	1,189	272,395	1,872	597,074	(6,197)	590,877
Total revenue	1,098,020	129,590	432,884	754,312	2,414,806	(15,917)	2,398,889

Lottery
Service revenue	-	864,652	278,735	787,108	1,930,495	351	1,930,846
Product sales	-	51,797	63,234	-	115,031	14	115,045
Total revenue	-	916,449	341,969	787,108	2,045,526	365	2,045,891

Other
Service revenue	-	-	72,780	216,200	288,980	11	288,991
Product sales	-	-	5,441	-	5,441	-	5,441
Total revenue	-	-	78,221	216,200	294,421	11	294,432

Total revenue
Service revenue	776,402	993,053	512,004	1,755,748	4,037,207	(9,358)	4,027,849
Product sales	321,618	52,986	341,070	1,872	717,546	(6,183)	711,363
Total revenue	1,098,020	1,046,039	853,074	1,757,620	4,754,753	(15,541)	4,739,212

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4.   Segment Information (continued)

($ thousands)	For the year ended 31 December 2014
	North
	America	North
	Gaming and	America			Segment	Acquisition
	Interactive	Lottery	International	Italy	Total	Accounting	Total
Gaming
Service revenue	39,992	65,141	65,491	913,806	1,084,430	377	1,084,807
Product sales	97,708	7,927	103,848	3,366	212,849	-	212,849
Total revenue	137,700	73,068	169,339	917,172	1,297,279	377	1,297,656

Lottery
Service revenue	-	820,020	322,268	932,329	2,074,617	355	2,074,972
Product sales	-	67,147	45,073	-	112,220	-	112,220
Total revenue	-	916,449	341,969	787,108	2,045,526	365	2,045,891

Other
Service revenue	-	-	85,894	325,889	411,783	(10)	411,773
Product sales	-	-	8,055	-	8,055	-	8,055
Total revenue	-	-	78,221	216,200	294,421	11	294,432

Total revenue
Service revenue	39,992	885,161	473,653	2,172,024	3,570,830	722	3,571,552
Product sales	97,708	75,074	156,976	3,366	333,124	-	333,124
Total revenue	137,700	960,235	630,629	2,175,390	3,903,954	722	3,904,676

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Annual Reports and Accounts 2015

4.   Segment Information (continued)

Geographical Information

Revenue from external customers, which is based on the geographical location of the Group’s customers, is as follows:

	For the year ended 31 December
($ thousands)	2015	2014

United States	2,026,833	1,117,282
Italy	1,766,157	2,119,303
United Kingdom	93,839	93,366
All other	852,383	574,725
Total	4,739,212	3,904,676

No customer represents 10% or more of consolidated revenue in 2015 or 2014.

Long-lived assets are composed of the following:

•                 Systems, equipment and other assets relating to contracts; and

•                 Property, plant and equipment.

Long-lived assets based on the geographical location of the assets are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

United States	967,126	718,033
Italy	202,971	276,572
United Kingdom	46,658	40,187
All other	250,331	164,138
Total	1,467,086	1,198,930

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Annual Reports and Accounts 2015

5.   Operating profit

Operating profit is stated after the following items:

	For the year ended 31 December
($ thousands)	2015	2014

Employee costs (Note 10)	1,098,201	753,022
Depreciation and amortisation	784,054	475,816
Non-cash acquisition accounting	364,431	78,205
Restructuring expense (Note 6)	76,896	23,654
Impairment loss (recovery) (Note 7)	73,035	(2,832)
Transaction expense, net (Note 8)	49,396	35,336
	2,446,013	1,363,201

Non-cash acquisition accounting represents the depreciation and amortisation of acquired tangible and intangible assets in connections with acquired companies including the April 2015 acquisition of IGT and the August 2006 acquisition of GTECH Holdings Corporation.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers entities in 2015 and 2014.

	For the year ended 31 December
($ thousands)	2015	2014

Audit fees	9,496	6,819
Audit-related fees	3,312	307
Tax fees	1,245	49
All other fees	860	522
	14,913	7,697

6.   Restructuring expense

During the years ended 31 December 2015 and 2014, the Group has undertaken restructuring plans and initiatives principally related to the streamlining of our interactive gaming operations, optimisation projects for Lottery and costs associated with the overall management reorganisation announced in 2013. In addition, with respect to the IGT acquisition we have undertaken various restructuring plans to eliminate redundant costs across the business. We recorded restructuring costs associated with these plans of $76.9 million and $23.7 million, in 2015 and 2014, respectively.

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Annual Reports and Accounts 2015

7.   Impairment loss (recovery), net

	For the year ended 31 December 2015
($ thousands)	North America Lottery	International	Total

Systems, equipment and other assets related to contracts, net (Note 19)	-	2,808	2,808
Intangible assets, net (Note 17)	-	9,689	9,689
Other non-current assets (Note 20)	60,538	-	60,538
	60,538	12,497	73,035

	For the year ended 31 December 2014
($ thousands)	North America Lottery	International	Total

Systems, equipment and other assets related to contracts, net (Note 19)	-	795	795
Intangible assets, net (Note 17)	(3,310)	-	(3,310)
Investments in associates and joint ventures	-	1,802	1,802
Recovery	-	(2,119)	(2,119)
	(3,310)	478	(2,832)

8. Transaction Expense, net

	For the year ended 31 December
($ thousands)	2015	2014

IGT acquisition costs	49,396	43,972
Gain on sale of ticketing business	-	(8,636)
	49,396	35,336

The Group incurred $49.4 million and $44.0 million of professional fees and expenses related to the April 2015 acquisition of IGT in 2015 and 2014, respectively.

In July 2014, the Group sold its sports and events ticketing business to the international operator to TicketOne, CTS Eventim Group for $18.6 million (€13.9 million) and recorded a gain on the sale of $8.6 million (€5.7 million).

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Annual Reports and Accounts 2015

9.   Other expense

	For the year ended 31 December
($ thousands)	2015	2014

Tender premium	(73,376)	-
Unamortised debt issuance cost	(4,295)	-
Fees	(2,040)	-
Capital Securities	(79,711)	-

Unamortised debt issuance cost	(34,526)	(17,023)
Fees	(3,640)	-
Bridge Facility	(38,166)	(17,023)

Tender premium	-	(88,628)
Unamortised debt issuance cost	-	(3,182)
Swap gain	-	10,103
Notes due 2016	-	(81,707)

Unamortised debt issuance cost - Term loan facility and Revolver B	-	(3,542)
Total debt related	(117,877)	(102,272)

Other	(11,336)	(12,925)
	(129,213)	(115,197)

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Annual Reports and Accounts 2015

10.                  Employee Information

	For the year ended 31 December
($ thousands)	2015	2014

Wages and salaries	787,899	559,176
Social security and other benefits	158,790	104,362
Incentive compensation	102,460	67,272
Share-based payment (Note 27)	31,484	10,177
Post-employment benefits (Note 34)	17,568	12,035
	1,098,201	753,022

The Company’s worldwide employees are composed of the following personnel:

	Number of employees
($ thousands)	As at 31 December		2015
Personnel Description	2015	2014	Average

Executives	483	504	573
Middle Management	1,875	1,265	1,549
All Other Permanent Employees	10,018	6,858	9,500
Employees with Temporary Employment Contracts	167	184	189
	12,543	8,811	11,811

11.                  Interest expense

	For the year ended 31 December
($ thousands)	2015	2014

Senior Secured Notes	(248,407)	-
Revolving Credit Facilities	(47,789)	(14,954)
6.625% Senior Secured Notes due 2018	(41,067)	(37,010)
4.750% Senior Secured Notes due 2020	(30,294)	(24,872)
Bridge Facility	(23,717)	(47,577)
7.500% Senior Secured Notes due 2019	(18,651)	-
Term Loan Facilities due 2019	(15,537)	-
Capital Securities due 2066	(8,550)	(85,250)
5.350% Senior Secured Notes due 2023	(4,753)	-
5.500% Senior Secured Notes due 2020	(3,359)	-
5.375% Senior Secured Notes due 2016	-	(45,864)
Other	(16,680)	(6,713)
	(458,804)	(262,240)

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Annual Reports and Accounts 2015

12.                  Income Taxes

The components of (loss) profit before income tax, determined by tax jurisdiction, are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Italy	413,089	418,124
United States	(447,044)	(28,953)
United Kingdom	(150,475)	(106,536)
All Other	95,402	92,121
	(89,028)	374,756

Income tax expense/ (credit) consists of:

	For the year ended 31 December
($ thousands)	2015	2014
Current:
Italy	183,504	206,212
United States	(20,835)	4,750
United Kingdom	(5,097)	528
All Other	48,753	36,218
	206,325	247,708

Deferred:
Italy	1,664	8,122
United States	(139,113)	8,841
United Kingdom	(16,242)	(8,948)
All Other	(13,127)	(7,803)
	(166,818)	212
	39,507	247,920

Income taxes paid were $199.2 million and $211.3 million in 2015 and 2014, respectively.

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Annual Reports and Accounts 2015

12.    Income Taxes (continued)

IGT PLC is tax resident in the U.K. A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the U.K. statutory main corporation tax rates in force over each of the Group’s calendar year reporting periods (20.25% in 2015 and 21.50% in 2014) to (loss) profit before income taxes is as follows:

	For the year ended 31 December
($ thousands)	2015	2014

(Loss) income before provision for income taxes	(89,028)	374,756
United Kingdom statutory tax rate	20.25%	21.50%
Theoretical tax expense (benefit)	(18,028)	80,573

Foreign tax differential	(63,772)	20,431
Foreign losses with no tax benefit	7,495	12,255
Italian tax litigation settlement	14,589	19,934
IRAP and other local taxes	29,697	49,806
Italian reorganisation tax	13,405	35,989
Nondeductible expenses	30,244	9,052
Foreign tax expense, net of federal benefit	9,003	10,765
Change in unrecognised tax benefits	(15,593)	427
Tax cost of dividend	12,888	3,903
Research and development tax credit	(4,393)	(507)
Noncontrolling interest	8,565	5,015
Other	15,407	277
	39,507	247,920

Effective tax rate	-44.4%	66.2%

The Group’s effective income tax rate of -44.4% in 2015 was higher than the effective income tax rate of 66.2% in the same period of the prior year principally due to costs associated with the IGT acquisition in 2015 that were either non-deductible for tax purposes or deductible at rates lower than the Group’s global blended statutory tax rate.

The significant components reflected within the tax rate reconciliation labelled “Foreign tax differential” includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate.

On 18 December 2015, the Consolidated Appropriations Act 2016 was signed into law in the U.S. Some of the provisions were retroactive to 1 January 2015 including the permanent extension of the U.S. research and development tax credit. The effective tax rate reflects the Group’s estimated 2015 U.S. research and development tax credit.

The U.K. 2015 Finance Bill received Royal Assent in the fourth quarter of 2015, which resulted in the enactment of the U K. corporate tax rate change from 20% in April 2015 to 19% in April 2017, then 18% in 2020. As a result, the Group recorded $1.4 million of income taxes in the fourth quarter of 2015 to write down the U.K. net deferred tax asset.

In December 2015, the Italian President approved the reduction of the Italian federal IRES tax rate from the current rate of 27.5% to 24% in 2017. As a result, the Group recorded an $11.8 million tax benefit in the fourth quarter of 2015 to write down Italy’s net deferred tax liability.

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Annual Reports and Accounts 2015

12. Income Taxes (continued)

The components of deferred tax assets and liabilities are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Deferred tax assets:
Net operating losses	193,497	110,409
Provisions not currently deductible for tax purposes	149,877	86,492
Depreciation and amortisation	148,801	92,011
Jackpot timing differences	92,807	-
Cash collected in excess of revenue recognised	9,654	8,105
Credit carryforwards	8,383	3,276
Inventory reserves	6,820	5,025
Share-based compensation	6,232	6,472
Other	13,711	22,414
Gross deferred tax assets	629,782	334,204

Deferred tax liabilities:
Acquired intangible assets	1,294,816	324,623
Depreciation and amortisation	143,950	142,012
Foreign exchange on intra-group loan	17,110	17,199
Contract penalties	-	24,435
Other	42,503	9,211
Total deferred tax liabilities	1,498,379	517,480

Net deferred income tax liability	(868,597)	(183,276)

Reconciliation to the consolidated balance sheet

	For the year ended 31 December
($ thousands)	2015	2014

Deferred income taxes - noncurrent asset	48,074	13,686
Deferred income taxes - noncurrent liability	(916,671)	(196,962)
	(868,597)	(183,276)

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Annual Reports and Accounts 2015

12. Income Taxes (continued)

Reconciliation of net deferred tax liabilities

Net deferred tax liabilities at 31 December 2015	(868,597)
Net deferred tax liabilities at 31 December 2014	(183,276)
Net change on the consolidated balance sheet	(685,321)

Deferred tax benefit recorded to the income statement	166,818
Current year acquisition	(804,682)
Other deferred tax expense recorded to equity	(47,457)
(685,321)

The Group has not provided deferred taxes on $1.6 billion of undistributed earnings of non U.K. subsidiaries as at 31 December 2015 as it is the Group’s policy to indefinitely reinvest these earnings in non U.K. operations. The repatriation of these earnings would likely incur taxation in countries other than the U.K. Quantification of the amount of the unrecognised deferred income tax liability associated with these earnings is not practicable. The Group fully provides for taxes incurred on earnings distributed currently.

The Group has gross tax loss carry forwards in a number of tax jurisdictions of $963.0 million as well as tax credit carry forwards $41.0 million. Portions of these tax loss carry forwards are subject to annual limitations, including Section 382 of the Internal Revenue Code of 1986, as amended, for U.S. tax purposes and similar provisions under other countries laws. Certain of these carry forwards will begin to expire in 2016 if not utilised while others have an unlimited carry forward period.

As at 31 December 2015, the Group had recognised deferred tax assets related to operating losses of $193.5 million and recognised deferred tax assets related to tax credits of $8.4 million. The recognition of these assets is based upon the expectations that sufficient taxable income will be generated in future years to utilise the tax loss carry forwards. The Group also has $98.9 million of unrecognised deferred tax assets related to net operating losses and $32.2 million of unrecognised deferred tax assets related to tax credits. These deferred tax assets were not recorded because realisation of these assets is uncertain. The Group files income tax returns in various jurisdictions of which the U.K., U.S. and Italy represent the major tax jurisdictions. The Internal Revenue Service (“IRS”) is currently examining tax year 2011 for Legacy IGT. For Legacy GTECH, all tax years prior to 2011 are closed with the IRS. Both Legacy GTECH and Legacy IGT have income tax audits in various taxing jurisdictions. The years that may be examined vary with the earliest year being 2010.

In June 2015 a tax audit in Italy was initiated, which is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report covering the years 2006 to 2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expense and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian Tax Agency issued a number of tax assessment notices to IGT PLC covering the years 2006 to 2010 and alleging that additional taxes, penalties and interest for those years totalling €200.0 million are due. Under Italian law, the company had 60 days in which to appeal the tax assessment notices. On 26 February 2016, IGT PLC submitted a Voluntary Settlement Request, which entitled IGT PLC to an automatic 90 day extension. At the end of the 90 day extension period, if the parties do not reach a settlement IGT PLC retains its right to appeal the tax assessment before the first degree Tax Court. On 12 April 2016, IGT PLC received a Tax Audit Report from the Italian Tax Police, covering the years 2011 to 2014. Based on this report, the additional taxes and penalties associated with the transfer price challenge could be estimated to be approximately €275.0 million for those years.

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Annual Reports and Accounts 2015

12. Income Taxes (continued)

As a result of the Voluntary Settlement Request dated 26 February 2016, the Italian Tax Agency re-examined the preliminary conclusions of the Italian Tax Police and discussed with IGT PLC the idea of reaching a settlement regarding the transfer pricing challenge. IGT PLC is considering a settlement offer from the Italian Tax Agency. Based on these settlement discussions, IGT PLC recorded a reserve of €13.4 million ($14.6 million), including penalties and interest, covering the years 2006-2014.

The 12 April 2016 Tax Audit Report contained two additional claims regarding allegedly (1) improper deduction of €140.0 million in Value Added Tax and (2) under-reported taxable income pursuant to Italy’s controlled foreign corporation regime with specific reference to IGT PLC’s fully controlled subsidiary incorporated in Cyprus. Such Tax Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation. The process outlined above will also be followed for this Tax Audit Report. No liabilities have been recorded at this time for the additional claims as IGT PLC does not believe that a loss is probable for either item and quantification of the estimated range of adjustment for item (2) cannot be made, although any adjustment would be material.

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Annual Reports and Accounts 2015

13. Non-Controlling Interests

The Group’s non-controlling interests were as follows:

($ thousands)	Portion of equity interest
	held by non-controlling interest
	For the year ended 31 December
Name of subsidiary	2015	2014
Lotterie Nazionali S.r.l.	36.00%	36.00%
Consorzio Lotterie Nazionali	37.00%	37.00%
Northstar New Jersey Lottery Group, LLC	17.69%	17.69%
Big Easy S.r.l.	49.00%	49.00%
CartaLis Imel S.p.A.	15.00%	15.00%
GTECH Czech Republic, LLC	63.00%	63.00%
GTECH Latin America Corporation	20.00%	20.00%
Northstar Lottery Group, LLC	20.00%	20.00%
Northstar New Jersey Lottery Holding Company, LLC	49.85%	49.85%
Northstar SupplyCo new Jersey, LLC	30.00%	30.00%

Lotterie Nazionali S.r.l. is a majority-owned subsidiary that holds an instant ticket concession license in Italy.

Activity with non-controlling interests were as follows:

($ thousands)	Lotterie	SW	All
	Nazionali S.r.l.	Holding S.p.A.	Other	Total
Balance as at 31 December 2013	334,250	107,098	105,081	546,429

Net income (loss)	31,145	-	(11,711)	19,434
Other comprehensive income (loss)	922	-	(16)	906
Capital increase	-	-	22,312	22,312
Capital reallocation	-	-	(3,000)	(3,000)
Return of capital	(57,038)	(17,379)	(24)	(74,441)
Acquisition of non-controlling interest	(8,925)	(78,975)	-	(87,900)
Dividends paid	(33,287)	(10,744)	(1,530)	(45,561)
Balance as at 31 December 2014	267,067	-	111,112	378,179

Net income (loss)	26,629	-	(20,616)	6,013
Other comprehensive income (loss)	(285)	-	(19)	(304)
Capital increase	-	-	9,049	9,049
Return of capital	(29,695)	-	-	(29,695)
Dividends paid	(25,254)	-	(2,832)	(28,086)
Balance as at 31 December 2015	238,462	-	96,694	335,156

Return of capital

The return of capital paid to the non-controlling interests of Lotterie Nazionali S.r.l. and SW Holding S.p.A. in 2015 and 2014 arose from the agreement made on the formation of these companies that capital reductions would be made in future periods. These capital reductions are performed in proportion to shareholdings and therefore do not impact the share ownership structure.

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Annual Reports and Accounts 2015

13. Non-Controlling Interests (continued)

Acquisition of additional interest in SW Holding S.p.A.

On 25 March 2014, the Group acquired from UniCredit S.p.A. (“UniCredit”), through the exercise of a call option, the entire 12.5% interest held by UniCredit in SW Holding S.p.A. Details of the transaction are as follows (in thousands):

	€	Equivalent $
Cash consideration paid to non-controlling shareholders	(72,183)	(99,527)
Transaction costs	(145)	(199)
Total cash consideration	(72,328)	(99,726)
Fair value of the call option	(480)	(661)
Reduction of equity	(72,808)	(100,387)
Carrying value of interest acquired	(63,751)	(87,900)
Excess charged to retained earnings	(9,057)	(12,487)

In 2010, through its investment in SW Holding S.p.A., UniCredit had made an indirect equity investment in Lotterie Nazionali S.r.l. The Group’s direct and indirect ownership in Lotterie Nazionali S.r.l. increased from 51.5% to 64% as a result of the buyout of UniCredit’s interest.

Summarised financial information for Lotterie Nazionali S.r.l. is as follows:

Summarized income statement	Lotterie Nazionali S.r.l.
($ thousands)	For the year ended 31 December
	2015	2014
Revenue	390,513	490,984
Costs	273,936	354,994
Operating income	116,577	135,990

Other income and deductions	(6,229)	(6,876)

Income before income tax	110,348	129,114

Income tax expense	(36,379)	(42,600)

Net income	73,969	86,514

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Annual Reports and Accounts 2015

13. Non-Controlling Interests (continued)

Summarized balance sheet
	Lotterie Nazionali S.r.l.
($ thousands)	For the year ended 31 December
	2015	2014
Non-current assets	374,119	526,198
Current assets	506,726	632,352
	880,845	1,158,550

Equity	509,098	658,133

Non-current liabilities	54	-
Current liabilities	371,693	500,417
Total Equity and Liabilities	880,845	1,158,550

Summarized cash flows
	Lotterie Nazionali S.r.l.
($ thousands)	For the year ended 31 December
	2015	2014
Net cash flows provided by operating activities	252,492	466,220
Net cash flows used in investing activities	(2,107)	(1,790)
Net cash flows used in financing activities	(250,384)	(464,430)

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Annual Reports and Accounts 2015

14. Earnings per Share

The following table presents the computation of basic and diluted earnings per share.

	For the year ended 31 December
($ thousands, except per share amounts)	2015	2014
Numerator:
Net (loss) profit attributable to IGT PLC	(134,548)	107,402

Denominator:
Weighted average shares, basic	192,398	173,792
Incremental shares under stock based compensation plans	-	698
Weighted average shares, diluted	192,398	174,490

Basic net (loss) profit per share attributable to IGT PLC	(0.70)	0.62
Diluted net (loss) profit per share attributable to IGT PLC	(0.70)	0.62

Share options to purchase 1.1 million ordinary shares in 2015 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the ordinary shares for the full year, and therefore, the effect would have been antidilutive. In addition, 1.5 million outstanding share options and unvested restricted share awards were excluded from the computation of diluted earnings per share in 2015 because including them would have had an antidilutive effect due to the net loss position of the Group. There were no share options outstanding in 2014 that were considered antidilutive and not included in the diluted earnings per share calculation.

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Annual Reports and Accounts 2015

15. Acquisitions

As described in note 1, the acquisition of IGT was completed on 7 April 2015 (the “Acquisition Date”). IGT is a global gaming company specialising in the design, development, manufacture and marketing of casino-style gaming equipment, systems technology and game content across multiple platforms – land-based, online real money and social gaming. The acquisition of IGT established IGT PLC as the world’s leading end-to-end gaming company, uniquely positioned to capitalise on opportunities in global gaming markets. IGT PLC combines best-in-class content, operator capabilities and interactive solutions, joining IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services.

Total acquisition consideration of $4.5 billion consisted of $3.6 billion cash consideration and $0.9 billion equity consideration. Consistent with the terms of the transaction, equity consideration was determined based on the average of the volume-weighted average prices of GTECH ordinary shares on the Italian Stock Exchange, converted to the U.S. dollar equivalent, for ten randomly selected days within the period of 20 consecutive trading days ending on the second full trading day prior to the Acquisition Date. Under the terms of the transaction, IGT shareholders received 45.3 million IGT PLC ordinary shares, and IGT employees received 1.4 million IGT PLC restricted share units. The Group utilised the closing share price immediately prior to the merger and the number of shares issued to determine the fair value of the consideration.

Equity consideration included the fair value of shares vested and outstanding immediately prior to the Acquisition Date of $917.3 million and the portion of outstanding restricted share units deemed to have been earned as of the Acquisition Date of $11.6 million. The portion of outstanding restricted share units deemed not to have been earned as of the Acquisition Date of $16.2 million are being expensed over the remaining future vesting period.

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Annual Reports and Accounts 2015

15. Acquisitions (continued)

The transaction was accounted for as a business combination using the acquisition method of accounting. This method requires that the assets acquired and liabilities assumed be recognised at their fair values as of the Acquisition Date. The following table summarises the initial allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the Acquisition Date. As at 31 December 2015, the Group was in process of finalising the valuation of tax assets and liabilities and accordingly the amounts below were subject to change. The Group finalised the valuation of tax assets and liabilities and accordingly the amounts below are subject to change. The Group finalised the valuation of tax assets and liabilities in the first quarter of 2016.

($ thousands)

Purchase Price Allocation:
Cash consideration	3,616,410
Equity consideration	928,884
Total purchase price	4,545,294

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	374,995
Restricted cash	56,656
Trade and other receivables	237,488
Inventories	95,562
Other current assets	361,003
Systems, equipment and other assets related to contracts	126,524
Property, plant and equipment	336,044
Intangible assets	2,960,000
Other non-current assets	628,620
Deferred income taxes	243,342
Accounts payable	(75,814)
Other current liabilities	(379,968)
Long-term debt, less current portion	(1,937,942)
Deferred income taxes	(1,070,292)
Other non-current liabilities	(356,756)
1,599,462
Goodwill	2,945,832

The goodwill arising from the acquisition consists principally of the synergies and economies of scale expected from combining the operations of IGT and the Group.

The fair value of assets acquired included trade receivables and customer financing receivables (which is included in other current assets and other non-current assets above) with fair values of $237.5 million and $223.9 million, respectively. The gross amount due under the trade receivables was $256.6 million, of which $19.1 million was expected to be uncollectible. The gross amount due under the customer financing receivables was $348.6 million of which $124.7 million was expected to be uncollectible.

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Annual Reports and Accounts 2015

15. Acquisitions (continued)

The cash outflow associated with the IGT acquisition is summarised as follows:

($ thousands)

Cash payment for IGT shares outstanding	3,572,968
Cash payment for IGT employee stock awards	43,442
3,616,410
Less cash acquired	(374,995)
Net cash outflow	3,241,415

The fair values of acquired intangible assets as of the Acquisition Date along with the weighted-average useful lives over which the finite-lived intangibles are being amortised on a straight-line basis (which approximates their economic use) are as follows:

		Weighted
		Average
		Useful Life
($ thousands)	Fair Value	in Years

Customer relationships	1,715,000	14.8
Game library	360,000	2.5
Corporate trademarks	340,000	Indefinite
Computer software	275,000	9.4
Developed technologies	180,000	3.8
Product trademarks	90,000	7.3
	2,960,000

The Group incurred $49.4 million and $44.0 million of legal, accounting and other professional fees and expenses in 2015 and 2014, respectively, related to the IGT acquisition. These expenses are included in the consolidated income statement in the line item entitled “Transaction expense, net.”

The Group’s consolidated financial statements for the year ended 31 December 2015 include IGT’s results of operations from 7 April 2015 through 31 December 2015. Revenue and operating loss attributable to IGT during this period total $1.3 billion and $45.4 million, respectively. The $45.4 million operating loss includes $276.0 million of acquired intangible assets amortisation which are a direct result of the IGT acquisition.

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Annual Reports and Accounts 2015

15. Acquisitions (continued)

The following unaudited, pro forma financial information presents the combined results of operations as if the acquisition had been completed on 1 January 2015, the beginning of the current annual period. This pro forma information is provided for illustrative purposes only and is not necessarily indicative of the results that would have been obtained if the acquisition had occurred on the date assumed or that may occur in the future, and does not reflect synergies, integration costs, or other such costs or savings.

For the year ended
31 December
($ thousands)	2015

Revenue	5,105,159
Net loss	(65,997)

This pro forma financial information is based on historical results of operations adjusted for:

(i)	Amortisation of the fair value of intangible assets acquired;
(ii)	Interest expense reflecting the changes to the Group’s debt structure directly attributable to the acquisition;
(iii)	Non-recurring transaction expenses and debt extinguishment costs directly attributable to the acquisition; and
(iv)	The associated tax impact of these pro forma adjustments at an average rate of 32.0%.

The pro forma results presented above exclude $49.4 million of pre-tax transaction expenses and $36.5 million of pre-tax debt extinguishment costs recognised on the consolidated income statement.

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Annual Reports and Accounts 2015

16. Goodwill

Changes in the carrying amount of goodwill, net, consist of the following for years ended 2015 and 2014:

	North America
	Gaming and	North America
($ thousands)	Interactive	Lottery	International	Italy	Total
Balance as at 31 December 2013	210,700	1,069,863	1,168,191	1,796,865	4,245,619

Acquisitions	-	-	12,028	6,767	18,795
Disposal	-	-	-	(9,412)	(9,412)
Foreign currency translation	-	-	(19,795)	(104,593)	(124,388)
Balance as at 31 December 2014	210,700	1,069,863	1,160,424	1,689,627	4,130,614

IGT acquisition	2,415,582	147,292	382,958	-	2,945,832
Other acquisitions	-	-	-	9,798	9,798
Foreign currency translation	-	-	(8,299)	(93,450)	(101,749)
Balance as at 31 December 2015	2,626,282	1,217,155	1,535,083	1,605,975	6,984,495

Balance as at 31 December 2014
Cost	210,700	1,073,956	1,292,940	1,691,448	4,269,044
Accumulated impairment loss	-	(4,093)	(132,516)	(1,821)	(138,430)
	210,700	1,069,863	1,160,424	1,689,627	4,130,614

Balance as at 31 December 2015
Cost	2,626,282	1,221,248	1,656,888	1,607,608	7,112,026
Accumulated impairment loss	-	(4,093)	(121,805)	(1,633)	(127,531)
	2,626,282	1,217,155	1,535,083	1,605,975	6,984,495

As described in note 15, the acquisition of IGT was completed on 7 April 2015. Acquired goodwill of $2.946 billion was allocated to the cash-generating units above.

On 2 May 2014, the Group acquired 100% of the shares of Probability Plc (“Probability”) a mobile gaming solutions company that provided the Group with immediate access to a mobile solution in slots and table games, as well as enhancements of the player acquisition and retention experience. The cash purchase price was approximately £18 million ($28.5 million net of cash acquired). Acquired goodwill of $18.8 million in 2014 includes $14.2 million associated with the Probability acquisition.

In July 2014, the Group sold its sports and events ticketing business to the international operator TicketOne, CTS Eventim Group for $18.6 million (€13.9 million). Goodwill associated with this business of $9.4 million (€7.8 million) was included in the carrying amount when determining the $8.6 million (€5.7 million) gain on the sale, which has been recorded in Transaction expense, net in the consolidated income statement.

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Annual Reports and Accounts 2015

16. Goodwill (continued)

Annual Goodwill Impairment Testing

Upon completion of the acquisition of IGT on 7 April 2015, and the reorganisation that followed, the Group determined its operating segments in accordance with IFRS 8. The Group performed an analysis to determine its cash-generating units based on the availability of discrete financial information that is regularly reviewed by segment management and the Group determined that it had four cash-generating units as of 1 November 2015, the Group’s goodwill impairment testing date:

•                 North America Gaming and Interactive;

•                 North America Lottery;

•                 International; and

•                 Italy.

There were no changes to this determination through 31 December 2015.

Goodwill and other intangible assets with indefinite lives have been allocated to the cash generating units for impairment testing as follows:

	Goodwill		Trademarks
	For the year ended		For the year ended
	31 December		31 December
($ thousands)	2015	2014	2015	2014

North America Gaming and Interactive	2,626,282	210,700	300,000	-
North America Lottery	1,217,155	1,069,863	98,400	98,400
International	1,535,083	1,160,424	41,913	16,361
Italy	1,605,975	1,689,627	-	2,300
	6,984,495	4,130,614	440,313	117,061

In performing the goodwill impairment test for the Group’s cash-generating units, the Group estimated the recoverable amount of the cash-generating units using an income approach that analysed projected discounted cash flows. Under this method, the Group utilised cash flow projections based on financial forecasts approved by senior management covering a period of five years. Cash flows beyond the five year period were extrapolated using the normalised growth rates in the table on the next page. The procedures the Group followed included, but were not limited to, the following:

•     Analysis of the conditions in, and the economic outlook for, the cash-generating units;

•     Analysis of general market data, including economic, governmental, and environmental factors;

•     Review of the history, current state, and future operations of the cash-generating units;

•     Analysis of financial and operating projections based on historical operating results, industry results and expectations;

•     Analysis of financial, transactional and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and

•     Calculation of market capitalisation, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

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Annual Reports and Accounts 2015

16. Goodwill (continued)

The results of the Group’s impairment testing by cash-generating unit is as follows ($ thousands):

	Estimated
	Recoverable	Carrying
	Amount	Amount	Excess	%
North America Gaming and Interactive	5,510,000	5,107,000	403,000	8%
North America Lottery	2,770,000	2,204,000	566,000	26%
International	2,880,000	2,570,000	310,000	12%
Italy	2,655,097	2,259,587	395,510	18%

The key assumptions use in the goodwill impairment testing were as follows:

	Normalized
	Growth	Discount
	Rate	Rate
North America Gaming and Interactive	3.00%	8.25%
North America Lottery	2.25%	6.60%
International	3.00%	9.50%
Italy	0.50%	9.40%

Where cash-generating unit estimated recoverable amounts did not exceed the carrying amounts by a substantial amount, which the Group believes to be 20% or more, additional disclosure is provided below.

North America Gaming and Interactive

In calculating the recoverable amount of the North America Gaming and Interactive cash-generating unit using the income approach, the Group used projections of revenues, operating costs and capital expenditures. The projected cash flows considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. The following estimates and assumptions were also used in the discounted cash flow analysis:

•     A normalised growth rate of 3.00% based on the estimated sustainable long-term growth rate for the cash-generating unit;

•     A normalised operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•     Normalised capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•     A discount rate of 8.25% based on the weighted average cost of capital.

Although the recoverable amount of the North America Gaming and Interactive cash-generating unit exceeded the carrying amount based on the results of the Group’s goodwill impairment analysis, a decrease in the recoverable amount of more than 7.3% would result in an impairment of goodwill. The use of 8.68% for the discount rate or 2.45% for the growth rate would render the estimated recoverable amount equal to the carrying amount.

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Annual Reports and Accounts 2015

16. Goodwill (continued)

International

The recoverable amount of the International cash-generating unit was calculated using the income approach, in the same manner as described for the North America Gaming and Interactive cash-generating unit. The following estimates and assumptions were used in the discounted cash flow analysis:

•     A normalised growth rate of 3.00% based on the estimated sustainable long-term growth rate for the cash-generating unit;

•     A normalised operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•     Normalised capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•     A discount rate of 9.50% based on the weighted average cost of capital.

Although the recoverable amount of the International cash-generating unit exceeded the carrying amount based on the results of the Group’s goodwill impairment analysis, a decrease in the recoverable amount of more than 10.8% would result in an impairment of goodwill. The use of 10.30% for the discount rate or 1.91% for the growth rate would render the estimated recoverable amount equal to the carrying amount.

Italy

The recoverable amount of the Italy cash-generating unit was calculated using the income approach, in the same manner as described for the North America Gaming and Interactive cash-generating unit. The following estimates and assumptions were used in the discounted cash flow analysis:

•     A normalised growth rate of 0.50% based on the estimated sustainable long-term growth rate for the cash-generating unit;

•     A normalised operating EBITDA margin percentage was estimated based on a review of average margins within the projection period;

•     Normalised capital expenditure requirements were estimated based on a review of historical and projected capital expenditures and typical replacement cycles; and

•     A discount rate of 9.40% based on the weighted average cost of capital.

Although the recoverable amount of the Italy cash-generating unit exceeded the carrying amount based on the results of the Group’s goodwill impairment analysis, a decrease in the recoverable amount of more than 14.9% would result in an impairment of goodwill. The use of 10.73% for the discount rate or an annual decline of 1.15% would render the estimated recoverable amount equal to the carrying amount.

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Annual Reports and Accounts 2015

17. Intangible Assets

	For the year ended 31 December
($ thousands)	2015	2014

Balance as at beginning of year	774,921	910,986

Intangible assets acquired during the year:

Purchase business combination related (Note 15):
Customer relationships	1,715,000	8,941
Computer software	635,000	8,299
Trademarks	430,000	-
Developed technologies	180,000	-
	2,960,000	17,240
All other intangible assets acquired during the year:
Computer software and game library	21,051	20,203
Concessions and licenses	10,322	5,933
Customer relationships	4,170	2,367
Networks	2,110	933
Sports horse racing betting rights	232	2,538
	37,885	31,974

Total intangible assets acquired	2,997,885	49,214

Amortisation	(408,736)	(147,185)
Foreign currency translation	(28,507)	(41,122)
Impairment (loss), recovery (Note 7)	(9,689)	3,310
Write-off and other	7	(282)
Balance at end of year	3,325,881	774,921

Balance as at beginning of year
Cost	1,751,357	1,808,997
Accumulated amortisation	(976,436)	(898,011)
	774,921	910,986

Balance as at end of year
Cost	4,664,475	1,751,357
Accumulated amortisation	(1,338,594)	(976,436)
	3,325,881	774,921

Intangibles amortisation recognised in:
Amortisation expense	408,617	147,066
Amortisation of upfront payments to customers	119	119
	408,736	147,185

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Annual Reports and Accounts 2015

17. Intangible Assets (continued)

A roll forward of intangible assets by class is as follows:

	Net Book Value
		Computer				Sports and
		Software and		Concessions		Horse Racing
	Customer	Game	Developed	and		Betting
($ thousands)	Relationships	Library	Technologies	Licenses	Trademarks	Rights	Other	Total

Balance as at 31 December 2013	414,575	96,083	13,412	203,283	122,997	48,597	12,039	910,986
Purchase business combination related	8,941	8,299	-	-	-	-	-	17,240
Additions	2,367	20,203	-	5,933	-	2,538	933	31,974
Amortisation	(67,732)	(27,622)	(2,258)	(29,791)	(842)	(17,235)	(1,705)	(147,185)
Foreign currency translation	(4,125)	(6,903)	(32)	(22,379)	(2,568)	(4,480)	(635)	(41,122)
Impairment (loss), recovery, net	3,310	-	-	-	-	-	-	3,310
Write-off and other	-	(282)	-	-	-	-	-	(282)
Balance as at 31 December 2014	357,336	89,778	11,122	157,046	119,587	29,420	10,632	774,921

Purchase business combination related	1,715,000	635,000	180,000	-	430,000	-	-	2,960,000
Additions	4,170	21,051	-	10,322	-	232	2,110	37,885
Amortisation	(151,025)	(158,620)	(45,017)	(26,387)	(10,591)	(14,923)	(2,173)	(408,736)
Foreign currency translation	(1,833)	(5,538)	(11)	(16,021)	(1,786)	(2,835)	(483)	(28,507)
Impairment (loss), recovery, net	-	-	-	-	(9,689)	-	-	(9,689)
Write-off and other	-	7	-	-	-	-	-	7
Balance as at 31 December 2015	1,923,648	581,678	146,094	124,960	527,521	11,894	10,086	3,325,881

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17. Intangible Assets (continued)

Intangible assets as at 31 December 2015 and 2014 consist of:

	For the year ended 31 December 2015
($ thousands)	Gross Carrying Amount	Accumulated Amortisation	Net Book Value	Average Life (years)
Subject to amortisation
Customer relationships	2,566,458	642,810	1,923,648	14.8
Computer software and game library	946,983	365,305	581,678	5.8
Developed technologies	213,840	67,746	146,094	5.1
Concessions and licenses	251,692	126,732	124,960	10.4
Trademarks	102,179	14,971	87,208	6.6
Sports and horse racing betting rights	119,400	107,506	11,894	6.5
Networks	15,051	10,504	4,547	3.0
Other	8,559	3,020	5,539	16.2
	4,224,162	1,338,594	2,885,568
Not subject to amortisation
Trademarks	440,313	-	440,313
Total intangible assets, excluding goodwill	4,664,475	1,338,594	3,325,881

	For the year ended 31 December 2014
($ thousands)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Average Life (years)
Subject to amortisation
Customer relationships	854,667	497,331	357,336	14.8
Concessions and licenses	269,210	112,164	157,046	10.6
Computer software and game library	313,173	223,395	89,778	6.2
Sports and horse racing betting rights	132,901	103,481	29,420	6.5
Developed technologies	34,009	22,887	11,122	12.0
Networks	14,462	9,899	4,563	3.0
Trademarks	7,316	4,790	2,526	4.0
Other	8,558	2,489	6,069	16.2
	1,634,296	976,436	657,860
Not subject to amortisation
Trademarks	117,061	-	117,061
Total intangible assets, excluding goodwill	1,751,357	976,436	774,921

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Annual Reports and Accounts 2015

17. Intangible Assets (continued)

Amortisation expense is included in the following lines in the consolidated income statement:

	For the year ended 31 December
($ thousands)	2015	2014

Cost of services	206,583	139,120
Cost of product sales	107,362	5,527
Research and development	90,607	188
All other	4,065	2,231
Amortisation expense	408,617	147,066
Service revenue	119	119
Intangible amortisation	408,736	147,185

Amortisation expense on intangible assets for the next five years is expected to be as follows ($ thousands):

Year	Amount
2016	512,757
2017	392,345
2018	263,698
2019	251,764
2020	224,422
Total	1,644,986

Amortisation expense for computer software was $34.0 million and $10.1 million in 2015 and 2014, respectively.

The Group reviews intangibles for impairment annually, on 1 November, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

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Annual Reports and Accounts 2015

18. Property, Plant and Equipment

			Furniture and	Construction
($ thousands)	Land	Buildings	Equipment	in Progress	Total
Net book value
Balance as at 31 December 2013	2,590	31,109	69,973	1,667	105,339
Additions	-	15	8,678	1,630	10,323
Depreciation (Note 33)	-	(2,206)	(15,840)	-	(18,046)
Disposals	-	(99)	(1,307)	-	(1,406)
Foreign currency translation	(122)	(585)	(1,055)	(93)	(1,855)
Transfers	-	-	502	(893)	(391)
Balance as at 31 December 2014	2,468	28,234	60,951	2,311	93,964

Additions	-	920	14,359	14,180	29,459
Depreciation (Note 33)	-	(7,333)	(33,211)	-	(40,544)
Acquisition	35,452	203,800	78,178	18,614	336,044
Disposals	(14,352)	(58,754)	(4,476)	(6,651)	(84,233)
Foreign currency translation	(139)	(613)	(438)	(1,240)	(2,430)
Transfers	(4,600)	-	7,137	(14,758)	(12,221)
Other	-	-	(242)	-	(242)
Balance as at 31 December 2015	18,829	166,254	122,258	12,456	319,797

Balance as at 31 December 2014
Cost	2,468	47,340	167,702	2,311	219,821
Accumulated depreciation	-	(19,106)	(106,751)	-	(125,857)
Net book value	2,468	28,234	60,951	2,311	93,964

Balance as at 31 December 2015
Cost	18,829	190,960	230,267	12,456	452,512
Accumulated depreciation	-	(24,706)	(108,009)	-	(132,715)
Net book value	18,829	166,254	122,258	12,456	319,797

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19. Systems, Equipment and Other Assets Related to Contracts

			Terminals	Furniture and	Contracts
($ thousands)	Land	Buildings	and Systems	Equipment	in Progress	Total
Net book value
Balance as at 31 December 2013	760	50,763	1,046,489	80,393	62,166	1,240,571
Additions	-	5,862	77,658	8,993	148,533	241,046
Acquisitions	-	-	-	445	-	445
Depreciation (Note 33)	-	(13,091)	(275,332)	(22,281)	-	(310,704)
Impairment loss (Note 7)	-	-	(459)	(336)	-	(795)
Disposals	-	(10)	(6,867)	(478)	(191)	(7,546)
Foreign currency translation	(75)	(6,770)	(48,413)	(5,546)	(4,805)	(65,609)
Transfers	-	9,705	115,394	7,235	(131,943)	391
Other	-	4,732	453	(648)	2,630	7,167
Balance as at 31 December 2014	685	51,191	908,923	67,777	76,390	1,104,966

Additions	-	3,220	66,849	6,662	179,996	256,727
Acquisitions	-	-	126,524	-	-	126,524
Depreciation (Note 33)	-	(11,642)	(303,529)	(19,722)	-	(334,893)
Impairment loss (Note 7)	-	-	(2,808)	-	-	(2,808)
Disposals	(38)	(802)	(32,752)	(113)	(131)	(33,836)
Foreign currency translation	-	(6,913)	(60,969)	(4,586)	(6,755)	(79,223)
Transfers	-	1,276	249,797	7,300	(157,143)	101,230
Other	(57)	747	7,929	(17)	-	8,602
Balance as at 31 December 2015	590	37,077	959,964	57,301	92,357	1,147,289

Balance as at 31 December 2014
Cost	685	118,203	2,589,488	188,304	76,390	2,973,070
Accumulated depreciation	-	(67,012)	(1,680,565)	(120,527)	-	(1,868,104)
Net book value	685	51,191	908,923	67,777	76,390	1,104,966

Balance as at 31 December 2015
Cost	590	110,049	2,619,799	177,425	92,357	3,000,220
Accumulated depreciation	-	(72,972)	(1,659,835)	(120,124)	-	(1,852,931)
Net book value	590	37,077	959,964	57,301	92,357	1,147,289

The Group capitalised $1.1 million of borrowing costs in 2015. The rate used to determine the amount of borrowing costs eligible for capitalisation was approximately 5%, which was the effective interest rate of all borrowings.

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Annual Reports and Accounts 2015

20. Other Assets

Other non-current assets

	For the year ended 31 December
($ thousands)	2015	2014

Contract assets, net	498,583	623,081
Prepaid royalties	156,479	-
Jackpot investments	124,809	-
Customer financing receivables, net	62,709	-
Minimum revenue guarantee (Note 35)	-	68,169
Other	85,033	79,374
	927,613	770,624

Other current assets

	For the year ended 31 December
($ thousands)	2015	2014

Customer financing receivables, net	137,136	-
Other receivables	102,585	92,211
Prepaid royalties	53,293	-
Prepaid expenses	33,710	11,536
Jackpot investments	26,690	-
Bridge financing costs, net	-	58,386
Other	53,574	40,390
	406,988	202,523

Contract assets are principally composed of license fees for the Italian Scratch and Win and New Jersey licenses. The Scratch and Win license fee is being amortised over the contract term of nine years beginning October 2010 and the New Jersey license fee is being amortised over the contract term of 15 years and nine months beginning October 2013 as reductions of service revenues.

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Annual Reports and Accounts 2015

20. Other Assets (continued)

The following is an analysis of the Group’s past due customer financing receivables, gross of the related allowance for credit losses.

	For the year ended 31 December 2015
($ thousands)	$	%

Current	164,267	80.6%
Past due:
1-30 days	13,656	6.7%
31-60 days	2,035	1.0%
61-90 days	1,599	0.8%
91-180 days	1,839	0.9%
Over 90 days	20,337	10.0%
	39,466	19.4%
Total customer financing receivables, gross	203,733	100.0%

The allowance for customer financing receivables, net are as follows:

	For the year ended 31 December 2015
		Allowance for
($ thousands)	Gross	credit losses	Net

Non-current	63,052	(343)	62,709
Current	140,681	(3,545)	137,136
	203,733	(3,888)	199,845

The following table presents the activity in the allowance for credit losses related to customer financing receivables, net:

($ thousands)

Balance as at 31 December 2014	-
Provisions, net	(3,706)
Amounts written off as uncollectible	20
Foreign currency translation	(59)
Other	(143)
Balance as at 31 December 2015	(3,888)

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Annual Reports and Accounts 2015

20. Other Assets (continued)

The Group recorded non-current assets related to the minimum revenue guarantee in the State of Illinois as follows:

($ thousands)

Balance as at 1 January 2014	39,208
Additions	40,000
Amortisation of upfront payments from customers	(11,039)
Balance as at 31 December 2014	68,169
Impairment loss (Note 7)	(60,538)
Amortisation of upfront payments from customers	(7,631)
Balance as at 31 December 2015	-

The asset was being amortised over the remaining term of the ten-year agreement with the State of Illinois (ending 17 January 2021), as a reduction of service revenue in the consolidated income statement. In 2015, it was determined that the asset was impaired and an impairment loss was recorded. See note 35 for further information.

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Annual Reports and Accounts 2015

21. Financial Instruments

Financial assets and liabilities carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis as at 31 December 2015 and 2014. There are no financial assets and liabilities measured at fair value on a non-recurring basis.

	For the year ended 31 December 2015
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Derivative Assets:
Foreign currency forward contracts	5,002	-	5,002	-	5,002
Interest rate swaps	1,963	-	1,963	-	1,963

Available for Sale Investments:
Restricted investments	43,426	43,426	-	-	43,426
Jackpot investments	151,499	151,499	-	-	151,499
Other available for sale investments	20,482	20,482	-	-	20,482

Derivative Liabilities:
Foreign currency forward contracts	750	-	750	-	750
Interest rate swaps	8,958	-	8,958	-	8,958

	For the year ended 31 December 2014
($ thousands)	Fair Value	Level 1	Level 2	Level 3	Total

Derivative Assets:
Foreign currency forward contracts	1,999	-	1,999	-	1,999

Available for Sale Investments:
Restricted investments	76,843	76,843	-	-	76,843
Other available for sale investments	17,998	17,998	-	-	17,998

Derivative Liabilities:
Foreign currency forward contracts	4,596	-	4,596	-	4,596

Valuation Techniques and Balance Sheet Presentation

Restricted investments are primarily composed of publicly-traded foreign government and corporate bonds and mutual investment funds. These were valued using quoted market prices. Restricted investments are presented in restricted cash and investments in the consolidated balance sheets.

Foreign currency forward contracts were calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Foreign currency forward contracts are presented as current assets and current liabilities in the consolidated balance sheets.

Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as current assets and non-current liabilities in the consolidated balance sheets.

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Annual Reports and Accounts 2015

21. Financial Instruments (continued)

Jackpot investments were valued using quoted market prices. Jackpot investments are presented as other current and noncurrent assets in the consolidated balance sheet.

Available for sale investments were valued using quoted market prices when available. Available for sale investments are presented as other non-current assets in the consolidated balance sheet.

Financial assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for financial assets and liabilities not measured at fair value as at 31 December 2015 and 2014:

	For the year ended 31 December 2015
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Loans and Receivables:
Customer financing receivables, net	199,845	199,845	-	-	199,845	199,845	-

Loans and Borrowings:
Debt	8,340,701	8,174,197	6,447,517	1,726,680	-	8,174,197	166,504

Other Financial Liabilities
Jackpot liabilities	337,243	329,923	-	-	329,923	329,923	7,320

	For the year ended 31 December 2014
($ thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total	Unrealized Gain (Loss)

Loans and Borrowings:
Debt	2,955,618	3,135,920	2,226,062	909,858	-	3,135,920	(180,302)

Valuation Techniques and Balance Sheet Presentation

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates (ranging from 5.75% to 17.0%) relative to the credit risk of each customer. Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are typically secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The higher risk rate categories include most of the Group’s development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. As at 31 December 2015, the book value of customer financing receivables, net approximated fair value. Customer financing receivables, net are presented as other current and noncurrent assets in the consolidated balance sheets.

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Annual Reports and Accounts 2015

21. Financial Instruments (continued)

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and non-performance credit risk. Expected annuity payments over 1-25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.26%) for the estimated funding rate and the 10-year credit default swap rate (2.341%) for non-performance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (0.58%) with the 1-year credit default swap rate (0.202%) for the current amounts and the 2-year treasury yield curve rate (1.04%) with the 2-year credit default swap rate (0.368%) for noncurrent amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in non-performance credit risk. Jackpot liabilities are presented as other current and noncurrent liabilities in the consolidated balance sheets.

Debt is predominantly Level 1 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Revolving facilities and term loans with variable interest rates are Level 2 and valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustment.

Other financial assets and financial liabilities

Management assessed that the fair value of cash and cash equivalents, trade and other receivables, other current assets, accounts payable, and other current liabilities approximate their carrying amounts due to the short-term maturities of these instruments.

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Annual Reports and Accounts 2015

22. Derivative Financial instruments

The Group enters into derivative transactions, including principally interest rate swaps and forward currency contracts, for the purpose of managing interest rate and currency risks arising from operations and its sources of financing. The Group’s accounting policies regarding derivatives are set out in note 2.

From time to time, the Group enters into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. It is the Group’s policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

Derivatives not designated as hedging instruments

The Group uses foreign currency forward contracts to manage some of its transaction exposures and future foreign currency net cash flows that the Group expects to generate through its operations. These foreign currency forward contracts are not designated as cash flow, fair value, or net investment hedges and are typically matched with current transactions or forecasted foreign currency transactions to be derived from operations. The aggregate fair value of the contracts as at 31 December 2015 was $4.1 million. The aggregate fair value of the contracts as at 31 December 2014 was ($4.0) million.

Cash flow hedges

As at 31 December 2015 and 2014, the Group held foreign currency forward contracts designated as hedges of future foreign currency net cash flows that the Group expects to generate through its operations. The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months. As at 31 December 2015 and 2014, the aggregate fair value of these contracts was $0.2 million and $1.4 million, respectively.

Net realised and unrealised gains and losses from foreign currency cash flow hedges are disclosed in the table below.

	For the year ended 31 December
($ thousands)	2015	2014

Included in Other Comprehensive Income (OCI)
Unrealised gains (losses), net	(467)	3,938

Reclassifications from OCI to the Income Statement
Realised gains (losses), net	244	640

The amounts retained in other comprehensive income as at 31 December 2015 are expected to mature and affect the consolidated income statement in 2016.

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Annual Reports and Accounts 2015

22. Derivative Financial instruments (continued)

Fair value hedges

As at 31 December 2015, the Group held $625 million notional amount of interest rate swaps (“swaps”) with an aggregate fair value liability of $9.0 million, which were designated as hedges of fixed interest rates on the 6.250% Senior Secured Notes due 2022. These swaps effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 fixed interest rate debt to variable rate debt. Under the terms of these swaps, the Group is required to make variable rate interest payments based on a 6 month floating LIBOR plus a flat spread rate, collectively ranging between 4.4425% and 4.56375% as at 31 December 2015, and will receive fixed interest payments from its counterparties based on a fixed rate of 6.25%. The LIBOR rate resets on a semi-annual basis, and settlement occurs semi-annually. Because these swaps convert fixed rate debt to variable rate debt, they are considered fair value hedges. With fair value hedges, the swaps are recorded at fair value with the offset in interest expense. The changes in the fair value of the hedged item (the 6.250% Senior Secured Notes due 2022) due to changes in the benchmark interest rate are recorded with the offset in interest expense. To the extent the hedge relationship is effective, the interest expense will offset. During 2015, the Group recorded an unrealised loss of $9.0 million on the swaps and an unrealised gain of $10.5 million on the 6.250% Senior Secured Notes due 2022.

Legacy IGT held interest rate swaps exchanging fixed rate interest payments for variable rate interest payments (described below) that were designated fair value hedges against changes in the fair value portion of the respective notes. Net amounts receivable or payable under the swaps settled semi-annually on 15 June and 15 December of each year.

Swaps related to the 7.500% Senior Secured Notes due 2019 included $250 million notional value at one-month LIBOR plus 342 bps, and $250 million notional value with a variable rate based on six-month LIBOR plus 409 bps. Both swaps carried a termination date of 15 June 2019.

Swaps related to the 5.500% Senior Secured Notes due 2020 totalled $300 million notional value with a variable rate based on the six-month LIBOR plus 186 bps with a termination date of 15 June 2020.

In conjunction with the issuance in April 2015 of $175.9 million principal of 5.500% Senior Secured Notes due 2020, $175.9 million notional amount of related interest rate swaps were cancelled. The Group received cash proceeds of $13.0 million from the swap counterparties upon settlement in May 2015. The remaining $124.1 million notional amount of interest rate swaps equalled the remaining outstanding principal of the 5.500% Senior Secured Notes due 2020.

In September 2015, all remaining swaps related to the 7.500% Senior Secured Notes due 2019 and 5.500% Senior Secured Notes due 2020, with a collective notional value of $624 million were cancelled. The Group received cash proceeds of $59.0 million from the swap counterparties which reduced the swap fair value adjustment asset and interest receivable to zero; however, in accordance with hedge accounting requirements, a swap fair value adjustment to debt of $1.3 million remained to be amortised as a reduction to interest expense over the remaining debt life.

As at 31 December 2014 the Group did not hold any fair value hedges. The €150 million ($182.1 million at the 31 December 2014 exchange rate) notional amount of swaps, which were designated as hedges of fixed interest rates on the Legacy GTECH Notes due 2016 were settled in December 2014, in connection with the redemption of the Notes due 2016, resulting in a $10.1 million gain.

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Annual Reports and Accounts 2015

22. Derivative Financial instruments (continued)

Presentation of Derivative Amounts

All derivatives are recorded gross, except netting of foreign exchange contracts and counter-party netting of swaps’ interest receivable and payable, as applicable.

Balance Sheet Location and Fair Value	For the year ended 31 December
	2015		2014
($ thousands)	Assets	Liabilities	Assets	Liabilities

Fair Value Hedges:
Interest Rate Swaps
Non-current financial liabilities	-	8,958	-	-
Long-term debt	-	(9,195)	-	-
Gross Derivatives	-	(237)	-	-

Non-designated Hedges:
Foreign Currency Contracts, Net
Current financial assets:
Unrealised gain on foreign currency contracts	5,496	-	8,622	-
Unrealised loss on foreign currency contracts	(667)	-	(8,048)	-
Current financial liabilities:
Unrealised gain on foreign currency contracts	-	(663)	-	(8,044)
Unrealised loss on foreign currency contracts	-	1,413	-	12,640

Designated Hedges:
Foreign Currency Contracts, Net
Current financial assets;
Unrealised gain on foreign currency contracts	173	-	1,425	-

Counter-party Netting:
Swaps Interest Receivable and Payable
Current financial assets:
Due from counter-party	1,963	-	-	-

Net Derivatives	6,965	513	1,999	4,596

Income Statement Location and Income (Expense)
	For the year ended 31 December
($ thousands)	2015	2014

Designated Hedges: Foreign Currency Contracts
Realised gains (losses) - Service revenue	244	701

Fair Value Hedges: Interest Rate Swaps
Effectiveness - contra interest expense	-	4,885
Ineffectiveness - contra interest expense	-	421
Effectiveness - Other income	185	-
Ineffectiveness - Other income	1,692	-

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Annual Reports and Accounts 2015

23. Inventories

	For the year ended 31 December
($ thousands)	2015	2014

Raw materials	110,367	30,775
Work in progress	56,841	53,916
Finished goods	102,774	99,902
	269,982	184,593

The cost of inventories related to product sales that were recognised as an expense during 2015 and 2014 was $520.4 million and $196.5 million, respectively.

The amount of write-down of inventories recognised as an expense during 2015 and 2014 was $6.5 million and $0.6 million, respectively, which is included in our consolidated income statement as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Cost of product sales	3,571	608
Restructuring expense	2,904	-
Cost of services	3	9
	6,478	617

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Annual Reports and Accounts 2015

24. Trade and Other Receivables

Trade and other receivables, net are recorded at cost.

	For the year ended 31 December 2015
	Trade and other		Trade and other
	receivables	Allowance for	receivables
($ thousands)	(Gross)	credit losses	(Net)

Trade receivables	1,013,330	(76,137)	937,193
Related party receivables (Note 37)	20,727	-	20,727
Sales-type lease receivables	1,672	-	1,672
	1,035,729	(76,137)	959,592

	For the year ended 31 December 2014
	Trade and other		Trade and other
	receivables	Allowance for	receivables
($ thousands)	(Gross)	credit losses	(Net)

Trade receivables	932,166	(91,819)	840,347
Related party receivables (Note 37)	78,435	-	78,435
Sales-type lease receivables	824	-	824
	1,011,425	(91,819)	919,606

The Group maintains an allowance for credit losses on its trade and other receivables. The allowance is based on the credit worthiness of the Group’s customers, including an assessment of the customer’s financial position, operating performance and their ability to meet their contractual obligation. The Group assess the creditworthiness of customers each quarter. In addition, the Group considers historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance account.

The following is an analysis of the Group’s past due trade and other receivables, gross of the related allowance for credit losses.

	For the year ended		For the year ended
	31 December 2015		31 December 2014
($ thousands)	$	%	$	%
Current	740,099	71.5%	762,774	75.4%
Past due:
1-30 days	125,092	12.1%	95,952	9.5%
31-60 days	20,113	1.9%	19,773	2.0%
61-90 days	42,263	4.1%	5,272	0.5%
91-180 days	23,613	2.3%	9,190	0.9%
Over 90 days	84,549	8.1%	118,464	11.7%
	295,630	28.5%	248,651	24.6%
Total trade and other receivables, gross	1,035,729	100.0%	1,011,425	100.0%

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Annual Reports and Accounts 2015

24. Trade and Other Receivables (continued)

The following table presents the activity in the allowance for credit losses related to trade and other receivables:

	For the year ended 31 December
($ thousands)	2015	2014

Balance at beginning of year	(91,819)	(99,657)
Provisions, net	(18,883)	(14,655)
Amounts written off as uncollectible	25,703	14,310
Foreign currency translation	9,263	11,695
Other	(401)	(3,512)
Balance at end of year	(76,137)	(91,819)

As at 31 December 2015, the Group has $39.4 million of outstanding receivables due from the State of Illinois, which remain unpaid pending the approval of the 2015 Illinois budget approval. The Group believes these amounts are collectible and has not reserved for this balance.

In 2014 and 2013 the Group entered into two agreements with major European financial institutions to sell certain accounts receivable on a non-recourse basis, related to the Italy segment’s Scratch and & Win and Commercial Services concessions. These receivables have been derecognised from the Group’s consolidated balance sheet. The agreements have a three- and five-year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding accounts receivables is limited to a maximum amount of €300 million and €150 million for the Scratch and Win and Commercial Services concessions, respectively. As at 31 December 2015 and 2014, the following receivables had been sold:

	For the year ended		For the year ended
	31 December 2015		31 December 2014
($ thousands)	Euro	$	Euro	$

Scratch and Win	179,904	195,862	116,023	140,863
Commercial services	60,265	65,611	41,598	50,504
	240,169	261,473	157,621	191,367

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Annual Reports and Accounts 2015

25. Restricted Cash and Investments

	For the year ended
	31 December
($ thousands)	2015	2014

Restricted cash	125,675	31,272
Restricted investments	43,426	76,843
	169,101	108,115

26. Share capital and premium

Shares Authorised and Outstanding

The Board of Directors is authorised to issue shares of any class in the capital of the Group. The authorised shares of IGT PLC consists of 1.85 billion ordinary shares with a $0.10 per share par value.

The number of ordinary shares in issue were as follows:

	For the year ended 31 December
	2015	2014

Balance at beginning of year	174,976,029	173,992,168
Shares issued upon acquisition of IGT	45,322,614	-
GTECH rescission shares	(19,734,245)	-
Shares issued upon exercise of share options	744,374	304,619
Shares issued under restricted share award plans	1,118,970	679,242
Shares acquired for the treasury	(2,183,503)
Balance at end of year	200,244,239	174,976,029

Share premium represents cash received in excess of par value.

In connection with the Holdco Merger, GTECH shareholders received one newly issued ordinary share in IGT PLC (having a par value of $0.10 per share) for each ordinary share held in GTECH (having a par value of €1.00 per share).

Shares Issued upon acquisition of IGT

As described in notes 1 and 15, the acquisition of IGT was completed on 7 April 2015. Upon the acquisition, IGT shareholders received 45,322,614 IGT PLC ordinary shares in accordance with the terms of the transaction.

GTECH Rescission Shares

GTECH shareholders who did not vote in favour of the Holdco Merger were entitled to exercise a cash exit right equal to €19.174 per share. GTECH shareholders exercised the cash exit right on 19,796,852 GTECH shares, of which 62,607 were subsequently purchased by other GTECH shareholders, resulting in 19,734,245 net shares repurchased upon the Holdco Merger. The Group paid $407.8 million to shareholders.

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Annual Reports and Accounts 2015

26. Share capital and premium (continued)

Treasury Share Purchases

From time to time, the Board of Directors authorises the Group to repurchase IGT PLC ordinary shares. In 2014, the Group repurchased ordinary shares under programs authorised in June 2014 (the “June Program”) and October 2014 (the “October Program”) as detailed below:

	Maximum
	Shares		Purchase
	Authorized	Shares	Price
	for Purchase	Acquired	($ thousands)
June Program	1,782,426	1,782,426	43,380
October Program	16,676,505	401,077	9,780
	18,458,931	2,183,503	53,160

The June Program was authorised to fulfil outstanding share-based compensation plans and the October Program was authorised to ensure the regular trading of the Group’s shares in the event that unusual movements occurred due to excess volatility or lack of liquidity from the then pending acquisition of IGT. The June Program expired in July 2014 and the October Program expired upon the Mergers. Treasury shares were subsequently cancelled upon completion of the Mergers.

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Annual Reports and Accounts 2015

27. Share based payments

Incentive Awards

Share-based incentive awards are provided to directors and employees under the terms of the Group’s 2015 Equity Incentive Plan (the “Plan”) as administered by the Board of Directors. Awards available under the Plan principally include share options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent that any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. The Group utilises authorised and unissued shares to satisfy all shares issued under the Plan.

Prior to 2015, share options and performance share units were provided to employees under the terms of annual performance based plans (the “Old Plans”) as approved by the Board of Directors. There are 0.2 million shares available for issuance under the Old Plans. No shares were issued under the Old Plans in 2015 and shares are not expected to be issued under the Old Plans in the future.

Share Options

Share options are awards that allow the employee to purchase ordinary shares of the Group at a fixed price. Share options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2015, share options were granted solely to the Group’s Chief Executive Officer, vest in approximately 2 years from the date of grant subject to certain performance and other criteria, and have a contractual term of approximately seven years.

Share Awards

Share awards are principally made in the form of performance share units (“PSU”) and restricted share units (“RSU”). PSU are share awards where the number of shares ultimately received by the employee depends on the Group’s performance against specified targets. PSU have a contractual term of 10 years and typically vest 50% over an approximate one-year period and 50% over an approximate two-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Group’s share price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognised as expense is based on a comparison of the final performance metrics to the specified targets.

RSU are share awards granted to directors and employees that entitle the holder to ordinary shares as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan.

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Annual Reports and Accounts 2015

27. Share based payments (continued)

Share Option Activity

A summary of the Group’s share option activity and related information is as follows:

		Weighted Average
		Exercise	Remaining
		Price	Contractual	Aggregate
	Share	Per	Term	Intrinsic Value
	Options	Share	(in years)	($ thousands)
Outstanding as at 1 January 2014	5,805,432	18.27
Granted	2,066,213	20.29
Forfeited	(66,732)	18.91
Exercised	(304,619)	13.66
Expired	(487,953)	31.87
Outstanding as at 31 December 2014	7,012,341	18.11	3.80
Granted	250,000	15.53
Forfeited	(911,028)	19.18
Exercised	(744,374)	14.49
Expired	(13,836)	15.29
Outstanding as at 31 December 2015	5,593,103	18.31	3.10

As at 31 December 2014:
Vested and expected to vest	3,018,387	14.90	2.58	22,784
Exercisable	1,781,941	13.76	2.09	15,910

As at 31 December 2015:
Vested and expected to vest	4,832,561	17.89	2.99	(8,241)
Exercisable	2,252,804	15.04	1.70	2,576

The total intrinsic value of share options exercised was $3.3 million and $2.8 million in 2015 and 2014, respectively.

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Annual Reports and Accounts 2015

27. Share based payments (continued)

The range of exercise prices and weighted average remaining contractual life for share options outstanding are as follows:

	As at of 31 December 2015		As at of 31 December 2014
		Weighted		Weighted
		Average		Average
	Share	Remaining	Share	Remaining
	Options	Contractual	Options	Contractual
Range of Exercise Prices	Outstanding	Life (Years)	Outstanding	Life (Years)

$11.81 - $16.54	2,502,804	1.76	3,367,129	2.61
$20.29 - $21.74	3,090,299	3.86	3,645,212	4.86
	5,593,103		7,012,341

Fair Value of Share Options Granted

The Group estimates the fair value of share options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of share options granted during 2015 and 2014 was $2.31 and $3.08 per share, respectively.

	2015	2014

Valuation model	Monte Carlo	Binomial
Exercise price ($)	15.53	25.03
Expected option term (in years)	2.38	4.49
Expected volatility of the Company’s stock (%)	35.00	27.72
Risk-free interest rate (%)	1.06	0.25
Dividend yield (%)	5.15	3.63

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected life of the share option is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realised by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group.

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Annual Reports and Accounts 2015

27. Share based payments (continued)

Share Award Activity

A summary of the Group’s share award activity and related information is as follows:

		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	PSUs	Fair Value	RSUs	Fair Value

Nonvested as at 1 January 2014	2,471,542	20.55	-	-
Granted	426,625	23.31	-	-
Vested	(598,682)	15.46	-	-
Forfeited	(34,110)	22.24	-	-
Nonvested as at 31 December 2014	2,265,375	22.39	-	-
Granted	2,204,963	7.58	1,538,583	19.52
Vested	(768,037)	17.90	(530,880)	19.57
Forfeited	(402,907)	22.73	(107,661)	19.57
Nonvested as at 31 December 2015	3,299,394	13.50	900,042	19.49

As at 31 December 2014:
Unrecognised cost for nonvested awards ($ thousands)	20,060		-
Weighted average future recognition period (in years)	1.89		-

As at 31 December 2015:
Unrecognised cost for nonvested awards ($ thousands)	20,053		3,917
Weighted average future recognition period (in years)	1.58		0.40

The total vest-date fair value of PSU vested was $13.4 million and $11.7 million in 2015 and 2014, respectively. The total vest-date fair value of RSU vested was $8.4 million for 2015. No RSU vested in 2014.

Fair Value of Share Awards Granted

During 2015, the Group estimated the fair value of PSU at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition. During 2014, the Group estimated the fair value of PSU at the date of grant using the average share price during the employee grant acceptance period.

During 2015, the Group estimated the fair value of RSU at the date of grant based on the Group’s share price adjusted for the exclusion of dividend equivalents

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Annual Reports and Accounts 2015

27. Share based payments (continued)

Modifications

2015

During the first quarter of 2015, the Group modified the expiration date of outstanding share options granted in July 2009 from 8 April 2015 to 30 June 2015. The modification affected 58 employees but did not result in any incremental compensation cost.

During the fourth quarter of 2015, the Group modified the performance conditions of outstanding share options and PSU granted in July 2013 and 2014, as the original vesting conditions were not expected to be satisfied. The modification affected 223 employees but did not result in any incremental compensation cost.

2014

During the second quarter of 2014, the Group modified the performance conditions of outstanding share options and PSU granted in July 2012 and 2013, as the original vesting conditions were not expected to be satisfied. The modification affected 221 employees but did not result in any incremental compensation cost.

Share-Based Compensation Expense

Total compensation cost for the Group’s share-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the year ended 31 December
($ thousands)	2015	2014

Cost of services	1,528	706
Cost of sales	702	40
Selling, general and administrative	24,654	8,983
Research and development	4,600	448
	31,484	10,177
Transaction expense, net (Note 8)	14,867	-
Share-based compensation expense before income taxes	46,351	10,177
Income tax benefit	16,771	3,310
Total share-based compensation, net of tax	29,580	6,867

Compensation cost recorded in transaction expense, net, relates to the acceleration of unvested RSU upon termination of employment following the Subsidiary Merger.

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Annual Reports and Accounts 2015

28. Other reserves

						Share of			Less Other
	Foreign	Unrealized Gain (Loss) Reserve				Other			Reserves	Other
	Currency	Cash	Hedge of	Available	Defined	Comprehensive	Reverse		Attributable to	Reserves
	Translation	Flow	Net	for Sale	Benefit	Income of	Acquisition	Merger	Non-Controlling	Attributable to
	Reserve	Hedges	Investment	Securities	Plans	Associate	Reserve	Reserve	Interest	IGT PLC

Balance as at of 31 December 2013	129,729	(1,330)	(5,559)	2,989	(2,771)	-	-	-	1,590	124,648

Other comprehensive income before reclassifications	39,175	4,059	1,861	2,845	(2,055)	(748)	-	-	(906)	44,231
Reclassified to consolidated income statement	-	(640)	-	-	-	-	-	-	-	(640)
Tax effect	(17,745)	(1,118)	(801)	(815)	470	-	-	-	-	(20,009)
Other comprehensive income	21,430	2,301	1,060	2,030	(1,585)	(748)	-	-	(906)	23,582

Balance as at 31 December 2014	151,159	971	(4,499)	5,019	(4,356)	(748)	-	-	684	148,230

Other comprehensive income before reclassifications	42,343	(594)	-	(3,046)	395	-	-	-	304	39,402
Reclassified to consolidated income statement	-	(244)	-	-	-	-	-	-	-	(244)
Tax effect	(14,024)	254	(64)	(3,259)	(166)	-	-	-	-	(17,259)
Other comprehensive income	28,319	(584)	(64)	(6,305)	229	-	-	-	304	21,899

GTECH shares exchanged for IGT PLC shares	-	-	-	-	-	-	1,944,347	-	-	1,944,347
Shares issued to acquire IGT	-	-	-	-	-	-	-	912,725	-	912,725

Balance as of 31 December 2015	179,478	387	(4,563)	(1,286)	(4,127)	(748)	1,944,347	912,725	988	3,027,201

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Annual Reports and Accounts 2015

28. Other reserves (continued)

Nature and purpose of other reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record:

•                 Exchange differences that arise from the translation of the financial statements of foreign subsidiaries, joint ventures and joint operations; and

•                 Exchange differences that arise on monetary items that, in substance, form part of the net investment in foreign operations (such as intragroup loans where settlement is neither planned nor likely to occur in the foreseeable future).

Unrealised gain (loss) reserve

The unrealised gain (loss) reserve is used to record:

•                 The fair value of interest rate swaps assessed to be highly effective;

•                 The unrecognised net gain or loss on other derivative instruments assessed as being highly effective and available-for-sale investments; and

•                 Actuarial gains and losses arising from defined benefit plans.

Reverse acquisition reserve

The reverse acquisition reserve is used to record the excess over nominal value of the fair value of GTECH shares exchanged for IGT PLC shares in connection with the Holdco Merger. See note 1.

Merger reserve

The merger reserve is used to record the excess over nominal value of the fair value of shares issued in connection with the acquisition of IGT.

29. Dividends per share

The Group declared cash dividends per share during the periods presented as follows:

	$	€
2015:
Third Quarter	0.20	-
Fourth Quarter	0.20	-
Total cash dividends declared	0.40	-

2014:
Second Quarter	1.04	0.75
Fourth Quarter	0.93	0.75
Total cash dividends declared	1.97	1.50

Dividends declared in euro in 2014 were translated into U.S. dollars at the exchange rates in effect on the dates the dividends were declared.

Future dividends are subject to Board of Director approval.

The terms of the Group’s RCF Senior Facilities Agreement restrict the payment of dividends and repurchases of IGT PLC ordinary shares to an aggregate amount of $400 million or $300 million in each calendar year, depending on the Group’s debt ratings.

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Annual Reports and Accounts 2015

30. Debt

	For the year ended 31 December
($ thousands)	2015	2014

6.250% Senior Secured Notes due 2022	1,468,875	-
6.500% Senior Secured Notes due 2025	1,084,249	-
4.750% Senior Secured Notes due 2023	912,418	-
4.125% Senior Secured Notes due 2020	752,212	-
5.625% Senior Secured Notes due 2020	592,245	-
Senior Secured Notes	4,809,999	-

6.625% Senior Secured Notes due 2018	532,705	588,640
4.750% Senior Secured Notes due 2020	519,193	573,334
Legacy GTECH Notes	1,051,898	1,161,974

7.500% Senior Secured Notes due 2019	530,009	-
5.500% Senior Secured Notes due 2020	126,833	-
5.350% Senior Secured Notes due 2023	61,303	-
Legacy IGT Notes	718,145	-

Term Loan Facilities due 2019	866,785	-
Revolving Credit Facilities	834,968	876,505
Capital Securities due 2066	49,472	54,975
Other	80	1,764
Long-term debt, less current portion	8,331,347	2,095,218

Current portion of long-term debt	160	849,600
Short-term borrowings	-	10,800
Total Debt	8,331,507	2,955,618

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Annual Reports and Accounts 2015

30. Debt (continued)

The principal balances of each debt obligation and a reconciliation to the balance sheet follows:

	For the year ended 31 December 2015
		Debt issuance	Premium	Fair Value
($ thousands)	Principal	cost, net	(Discount)	Adjustment	Total

6.250% Senior Secured Notes due 2022	1,500,000	(20,610)	-	(10,515)	1,468,875
6.500% Senior Secured Notes due 2025	1,100,000	(15,751)	-	-	1,084,249
4.750% Senior Secured Notes due 2023	925,395	(12,977)	-	-	912,418
4.125% Senior Secured Notes due 2020	762,090	(9,878)	-	-	752,212
5.625% Senior Secured Notes due 2020	600,000	(7,755)	-	-	592,245
Senior Secured Notes	4,887,485	(66,971)	-	(10,515)	4,809,999

6.625% Senior Secured Notes due 2018	544,350	(11,645)	-	-	532,705
4.750% Senior Secured Notes due 2020	544,350	(25,157)	-	-	519,193
Legacy GTECH Notes	1,088,700	(36,802)	-	-	1,051,898

7.500% Senior Secured Notes due 2019	500,000	-	28,345	1,664	530,009
5.500% Senior Secured Notes due 2020	124,143	-	3,034	(344)	126,833
5.350% Senior Secured Notes due 2023	60,567	-	736	-	61,303
Legacy IGT Notes	684,710	-	32,115	1,320	718,145

Term Loan Facilities due 2019	870,960	(4,175)	-	-	866,785
Revolving Credit Facilities due 2019	855,480	(20,512)	-	-	834,968
Capital Securities due 2066	49,530	(58)	-	-	49,472
Other	240	-	-	-	240
Total Debt	8,437,105	(128,518)	32,115	(9,195)	8,331,507

	For the year ended 31 December 2014
		Debt	Premium	Fair value
($ thousands)	Principal	issuance cost	(Discount)	Adjustment	Total

6.625% Senior Secured Notes due 2018	607,050	(18,410)	-	-	588,640
4.750% Senior Secured Notes due 2020	607,050	(33,716)	-	-	573,334
Legacy GTECH Notes	1,214,100	(52,126)	-	-	1,161,974

Revolving Credit Facilities due 2015	897,115	(22,490)	-	-	874,625
Capital Securities due 2066	910,575	(4,299)	-	-	906,276
Short-term borrowings	10,800	-	-	-	10,800
Other	1,943	-	-	-	1,943
Total Debt	3,034,533	(78,915)	-	-	2,955,618

As at 31 December 2015 and 31 December 2014, the Group’s unused available liquidity is summarised below:

	For the year ended 31 December
($ thousands)	2015	2014

Revolving Credit Facilities	2,087,655	1,534,870
Term Loan Facilities	-	-
Total Liquidity	2,087,655	1,534,870

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Annual Reports and Accounts 2015

30. Debt (continued)

The following table summarises the maturity profile of the Group’s debt commitments as at 31 December 2015:

($ thousands)	Payments by calendar year
						2021 and
Description	2016	2017	2018	2019	2020	thereafter	Total

6.250% Senior Secured Notes due 2022	-	-	-	-	-	1,500,000	1,500,000
6.500% Senior Secured Notes due 2025	-	-	-	-	-	1,100,000	1,100,000
4.750% Senior Secured Notes due 2023	-	-	-	-	-	925,395	925,395
4.125% Senior Secured Notes due 2020	-	-	-	-	762,090	-	762,090
5.625% Senior Secured Notes due 2020	-	-	-	-	600,000	-	600,000
Senior Secured Notes	-	-	-	-	1,362,090	3,525,395	4,887,485

6.625% Senior Secured Notes due 2018	-	-	544,350	-	-	-	544,350
4.750% Senior Secured Notes due 2020	-	-	-	-	544,350	-	544,350
Legacy GTECH Notes	-	-	544,350	-	544,350	-	1,088,700

7.500% Senior Secured Notes due 2019	-	-	-	500,000	-	-	500,000
5.500% Senior Secured Notes due 2020	-	-	-	-	124,143	-	124,143
5.350% Senior Secured Notes due 2023	-	-	-	-	-	60,567	60,567
Legacy IGT Notes	-	-	-	500,000	124,143	60,567	684,710

Term Loan Facilities due 2019	-	-	-	870,960	-	-	870,960
Revolving Credit Facilities due 2019	-	-	-	855,480	-	-	855,480
Capital Securities due 2066 (1)	-	-	-	-	-	49,530	49,530
Other	160	80	-	-	-	-	240
Total Debt (2)	160	80	544,350	2,226,440	2,030,583	3,635,492	8,437,105

(1)      The Group redeemed the Capital Securities at par on 31 March 2016.

(2)      Amounts presented relate to the principal amount of long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees. See the table on the previous page for a reconciliation of the amounts presented to the amounts on the consolidated balance sheet.

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Annual Reports and Accounts 2015

30. Debt (continued)

Senior Secured Notes

In April 2015, IGT PLC issued five series of senior secured notes (the “Senior Secured Notes”). The original principal amounts of and the proceeds received by IGT PLC from the issuance of the Senior Secured Notes were as follows (in thousands):

Senior Secured Notes	Original Principal Amount	Proceeds (in U.S. Dollars)	Effective Interest Rate
6.250% Senior Secured Notes due 2022	$1,500,000	1,500,000	6.52%
6.500% Senior Secured Notes due 2025	$1,100,000	1,100,000	6.71%
4.750% Senior Secured Notes due 2023	€850,000	919,190	4.98%
4.125% Senior Secured Notes due 2020	€700,000	756,980	4.47%
5.625% Senior Secured Notes due 2020	$600,000	600,000	5.98%
Total proceeds		4,876,170

Principal amounts in euro were converted to U.S. dollars using the exchange rate in effect on 7 April 2015.

IGT PLC used the proceeds from the issuance of the Senior Secured Notes to fund the cash portion of the merger consideration for the Subsidiary Merger and to pay certain costs associated with the Mergers.

Interest on the Senior Secured Notes at the rates per annum set forth in the table above is payable semi-annually in arrears.

The Senior Secured Notes are rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively.

The Senior Secured Notes are guaranteed by certain subsidiaries of IGT PLC and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

IGT PLC may redeem the Senior Secured Notes in whole or in part at any time prior to certain specified dates that range from 15 November 2019 through 15 August 2024 at 100% of their principal amount together with accrued and unpaid interest plus an applicable “make whole” premium. After such dates, IGT PLC may redeem the Senior Secured Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. IGT PLC may also redeem the Senior Secured Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. In addition, upon the occurrence of certain events, IGT PLC will be required to offer to repurchase all of the Senior Secured Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest.

The Senior Secured Notes contain non-financial protective customary covenants and events of default. As at 31 December 2015 IGT PLC was in compliance with all of the covenants.

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Annual Reports and Accounts 2015

30. Debt (continued)

Legacy GTECH Notes

In December 2010, GTECH issued €500 million ($544.4 million at the 31 December 2015 exchange rate) of 5.375% senior notes due 2018 (the “Legacy GTECH 2018 Notes”) and in December 2012, GTECH issued €500 million ($544.4 million at the 31 December 2015 exchange rate) of 3.500% senior notes due 2020 (the “Legacy GTECH 2020 Notes”, and together with the Legacy GTECH 2018 Notes, the “Legacy GTECH Notes”).

In October 2014, GTECH solicited the holders of the Legacy GTECH Notes to approve proposals by extraordinary resolutions to: (1) approve the Holdco Merger and certain related transactions generally and in accordance with and for the purposes of any applicable statutory or court creditor process, (2) agree that no put event was deemed to occur as a result of or in connection with the Holdco Merger and such related transactions and (3) waive any and all events of default, potential events of default and any other breach of the conditions of the Legacy GTECH Notes that had been, were or may have been, within the period of 12 months from the passing of the extraordinary resolutions, triggered by or in connection with the Holdco Merger or such related transactions. In November 2014, holders of the requisite principal amounts of the Legacy GTECH Notes passed extraordinary resolutions approving the proposals. GTECH paid an aggregate of $39 million (€31.3 million) in consent fees to the relevant holders of the Legacy GTECH Notes in connection therewith.

In January 2015, Moody’s and S&P downgraded the ratings of the Legacy GTECH Notes from Baa3 and BBB- to Ba2 and BB+, respectively. As a result, the interest rate on the Legacy GTECH 2018 Notes was increased to 6.625% per annum effective 2 February 2015 and the interest rate on the Legacy GTECH 2020 Notes was increased to 4.750% per annum effective 5 March 2015. Interest on the Legacy GTECH Notes at such rates is payable annually in arrears. The interest rates on the Legacy GTECH Notes are subject to a 1.25% per annum decrease in the event of an upgrade in their ratings by Moody’s and S&P.

As a result of the Holdco Merger, IGT PLC became the issuer of the Legacy GTECH Notes.

The Legacy GTECH Notes are guaranteed by certain subsidiaries of IGT PLC and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

IGT PLC may redeem the Legacy GTECH Notes in whole but not in part, at the greater of:

•                 100% of their principal amount together with any accrued and unpaid interest, or

•                 At an amount specified in the terms and conditions of the Legacy GTECH notes.

IGT PLC may also redeem the Legacy GTECH Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. In addition, upon the occurrence of certain events, IGT PLC may be required to redeem the Legacy GTECH Notes in whole or in part at 100% of their principal amount plus accrued and unpaid interest.

As at 31 December 2015, the effective interest rate on the legacy GTECH Notes due 2018 and Legacy GTECH Notes due 2020 was 7.74% and 6.00%, respectively. As at 31 December 2014, the effective interest rate on the legacy GTECH Notes due 2018 and Legacy GTECH Notes due 2020 was 5.59% and 3.76%, respectively.

The Legacy GTECH Notes contain non-financial protective customary covenants and events of default. As at 31 December 2015 and 2014, IGT PLC was in compliance with all of the covenants.

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30. Debt (continued)

Legacy IGT Notes

In June 2009, International Game Technology, a Nevada corporation (“IGT”), issued $500 million 7.500% senior notes due 2019 (the “Legacy IGT 2019 Notes”), in June 2010, IGT issued $300 million 5.500% senior notes due 2020 (the “Legacy IGT 2020 Notes”) and in September 2013, IGT issued $500 million 5.350% senior notes due 2023 (the “Legacy IGT 2023 Notes”, and together with the Legacy IGT 2019 Notes and the Legacy IGT 2020 Notes, the “Legacy IGT Notes”).

As a result of the change in control of IGT which occurred as a result of the Subsidiary Merger, IGT was required to offer to purchase the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes for a purchase price equal to 101% of the principal plus any accrued and unpaid interest. In April 2015, IGT made the required offers to purchase and solicited the consent of the holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes to an amendment to the financial reporting covenant of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes. In May 2015, holders of $175.9 million of the Legacy IGT 2020 Notes tendered their notes for purchase and holders of $439.4 million of the Legacy IGT 2023 Notes tendered their notes for purchase and requisite holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes consented to the amendment. IGT accepted all of the Legacy IGT 2020 Notes and all of the Legacy IGT 2023 Notes tendered for purchase and paid an aggregate of $621.4 million to the relevant holders of the Legacy IGT 2020 Notes and the Legacy IGT 2023 Notes in connection therewith.

Interest on the Legacy IGT Notes at the rates per annum set forth in the table above is payable semi-annually in arrears.

The Legacy IGT Notes were rated Ba2 and BB+ by Moody’s and S&P, respectively as at 31 December 2015.

The Legacy IGT Notes are guaranteed by IGT PLC and certain of its subsidiaries and are secured by certain intercompany loans with principal balances in excess of $10 million.

IGT may redeem the Legacy IGT Notes in whole but not in part, at the greater of:

•                 100% of their principal amount together with any accrued, and

•                 Unpaid interest and a make-whole premium.

In addition, upon the occurrence of certain events, IGT will be required to offer to repurchase all of the Legacy IGT Notes at a price equal to 100% of their principal amount and accrued and unpaid interest.

As at 31 December 2015, the effective interest rate on the Legacy IGT 2019 Notes, Legacy IGT 2020 Notes and Legacy IGT 2023 Notes was 5.67%, 4.88% and 5.47%, respectively.

The Legacy IGT Notes contain non-financial protective customary covenants and events of default. As at 31 December 2015, IGT was in compliance with all of the covenants.

Term Loan Facilities

In January 2015, GTECH entered into a senior term loan facilities agreement (“TLF Senior Facilities Agreement”) with a syndicate of financial institutions that provides for two (2) €400 million ($435.5 million at the 31 December 2015 exchange rate) term loan facilities maturing in 2019 (the “Term Loan Facilities”). Upon the completion of the Holdco Merger, IGT PLC became the borrower under one of the Term Loan Facilities and a subsidiary of IGT PLC became the borrower under the other of the Term Loan Facilities.

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30. Debt (continued)

IGT PLC used the proceeds of the Term Loan Facilities to repay borrowings under the Revolving Credit Facilities (as defined below).

Interest on the Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on IGT PLC’s long-term ratings by Moody’s and S&P. As at 31 December 2015, the effective interest rate on the Term Loan Facilities was 1.9%.

The Term Loan Facilities are guaranteed by IGT PLC and certain of its subsidiaries and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to prepay the Term Loan Facilities in full.

The TLF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. As at 31 December 2015, the borrowers under the Term Loan Facilities were in compliance with all of the covenants.

Revolving Credit Facilities

In November 2014, GTECH and IGT Global Solutions Corporation entered into a senior facilities agreement (“RCF Senior Facilities Agreement”) with a syndicate of financial institutions that provided for the following multi-currency revolving credit facilities (the “Revolving Credit Facilities”):

Maximum
Borrowing
Available	Facility	Borrower
$1,800,000	Revolving Credit Facility A	IGT PLC, IGT and IGT Global Solutions Corporation

€ 1,050,000	Revolving Credit Facility B	IGT PLC and Lottomatica Holding S.r.l.

In April 2015, the RCF Senior Facilities Agreement was amended to increase the maximum principal amount of Revolving Credit Facility A from $1.5 billion to $1.8 billion and Revolving Credit Facility B from €850 million ($925.4 million at the 31 December 2015 exchange rate) to €1.05 billion ($1.14 billion as at 31 December 2015 exchange rate).

The borrowers may utilise the Revolving Credit Facilities for letters of credit up to certain sub-limits and Revolving Credit Facility A for U.S. dollar swing line loans.

Proceeds from the Revolving Credit Facilities may be used for general corporate purposes. In 2014, the borrowers used proceeds from the Revolving Credit Facilities to repay amounts borrowed under a prior senior facilities agreement and to pay the redemption price of the Legacy GTECH 2016 Notes (as defined below). In 2015, the borrowers used the proceeds from the Revolving Credit Facilities to fund the cash portion of the merger consideration for the Subsidiary Merger, to repay amounts borrowed by IGT under a prior revolving credit facility agreement and to pay the purchase price of the Legacy IGT 2020 Notes and the Legacy IGT 2023 notes tendered for purchase and the associated consent fees.

Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on IGT PLC’s long-term ratings by

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30.  Debt (continued)

Moody’s and S&P. As at 31 December 2015 and 2014, the effective interest rate on the Revolving Credit Facilities was 2.2% and 1.78%, respectively.

The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears:

•     Commitment fees: payable on the undrawn and un-cancelled amount of the Revolving Credit Facilities depending on IGT PLC’s long-term ratings by Moody’s and S&P. The applicable rate was 0.725% as at 31 December 2015.

•     Utilisation fees:  payable on the aggregate amount of the Revolving Credit Facilities at a rate determined upon such drawn amount. The applicable rate was 0.30% as at 31 December 2015.

The Revolving Credit Facilities are guaranteed by IGT PLC and certain of its subsidiaries and are secured by ownership interests held by IGT PLC in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments.

The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. As at 31 December 2015, the borrowers under the Revolving Credit Facilities were in compliance with all of the covenants.

Capital Securities

In May 2006, GTECH issued subordinated interest-deferrable Capital Securities due 2066 (the “Capital Securities”).

In December 2014, GTECH invited the holders of the Capital Securities to: (1) tender the Capital Securities for purchase by GTECH and (2) approve proposals by extraordinary resolutions to (a) acknowledge that a condition of the Capital Securities did not apply to the offer to purchase the Capital Securities and (b) approve certain amendments to the conditions of the Capital Securities. In January 2015, holders of the Capital Securities tendered $796.4 million (€704.5 million) of the Capital Securities for purchase by GTECH and holders of the requisite principal amount of the Capital Securities passed extraordinary resolutions approving the proposals. GTECH purchased all of the Capital Securities tendered for purchase and paid an aggregate of $869.8 million (€816.9 million) in consideration to the relevant holders of the Capital Securities in connection therewith.

Interest on the Capital Securities at the rate of 8.250% is payable annually through March 31, 2016 and a variable rate of EURIBOR plus 5.050% payable semi-annually thereafter.

As a result of the Holdco Merger, IGT PLC became the issuer of the Capital Securities.

IGT PLC may redeem the Capital Securities in whole but not in part at 100% of their principal amount together with accrued and unpaid interest and certain other amounts on 31 March 2016 and any interest payment date thereafter. IGT PLC may also redeem the Capital Securities in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events.

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30.  Debt (continued)

Prior to their redemption at par on 31 March 2016, the Capital Securities were listed on the Luxembourg Stock Exchange and were rated B1 and B+ by Moody’s and S&P, respectively.

Legacy GTECH Notes due 2016

In December 2009, GTECH issued €750 million ($816.5 million as at 31 December 2015 exchange rate) of 5.375% senior notes due 2016 (the “Legacy GTECH 2016 Notes”). The Legacy GTECH 2016 Notes were rated Baa3 and BBB- by Moody’s and S&P, respectively, and were guaranteed by certain subsidiaries of GTECH. In December 2014, GTECH redeemed the Legacy GTECH 2016 Notes. In connection with the redemption, GTECH paid an aggregate $88.6 million make-whole premium to the holders of the Legacy GTECH 2016 Notes and wrote off unamortised debt issuance costs of $3.2 million. GTECH also held €150 million notional amount of interest rate swaps, which were designated as hedges of fixed interest rates on the Legacy GTECH 2016 Notes, which were settled in December 2014 in connection with the redemption, resulting in a $10.1 million gain.

Bridge Facility

In July 2014, in connection with GTECH’s planned acquisition of IGT, GTECH obtained a commitment from affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. to fund a 364-day senior bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of approximately $10.7 billion, of which approximately 45% was denominated in euros and approximately 55% of which was denominated in U.S. dollars. The proceeds of the Bridge Facility were to be used to fund the cash portion of the merger consideration of the Subsidiary merger, to pay transaction expenses, to redeem or refinance the Legacy GTECH Notes, the Legacy IGT Notes, the Capital Securities and the Legacy GTECH 2016 Notes, to the extent applicable, and to pay the shareholders of GTECH exercising rescission rights.

In connection with the Bridge Facility commitment, GTECH incurred fees of $80.5 million (€59.1 million), which were payable in full upon the earliest occurrence of certain events set forth in the related agreements, including, among others, the closing of the acquisition of IGT or the date the Bridge Facility terminated in accordance with its terms. The fees of $80.5 million (€59.1 million) were recorded within current financial liabilities, with an offsetting entry in other current assets on the consolidated balance sheet. The cost deferred in other current assets was being amortised to interest expense over the estimated duration of the Bridge Facility (11½ months beginning 15 July 2014 based on the applicable commitment amounts). In addition, a daily ticking fee accrued on the aggregate amount of the commitments in respect of the Bridge Facility during the period from and including 15 July 2014, to but excluding the date upon which the Bridge Facility was terminated, at a rate equal to 0.25% per annum. The ticking fee was payable in full on the earlier of (1) termination or expiration of the commitment letter and (2) the closing of the acquisition of IGT. The ticking fee was recorded as interest expense in the consolidated income statement and accrued within current financial liabilities on the consolidated balance sheet. On 12 December 2014, in accordance with the terms of the Bridge Facility, the Company incurred additional fees of approximately $31.1 million which were recorded within other current liabilities and other current assets to be amortised over the remaining estimated duration of the Bridge Facility. In 2015 and 2014, the Group recorded $23.7 million and $47.6 million of interest expense, respectively relating to the Bridge Facility.

In February 2015, the Bridge Facility commitment was terminated and unamortised bridge fees of $34.5 million were recorded to other expense in the consolidated income statement.

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30.       Debt (continued)

Other Credit Facilities

IGT PLC and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. As at 31 December 2015 and 2014, there were no borrowings under these facilities.

Letters of Credit

IGT PLC and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities made available by several financial institutions. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarises the letters of credit outstanding as at 31 December 2015 and 2014 and the weighted average annual cost of such letters of credit:

	Letters of Credit Outstanding
($ thousands)	Not under the	Under the		Weighted
	Revolving Credit	Revolving Credit		Average
	Facilities	Facilities	Total	Annual Cost
31 December 2015	711,365	-	711,365	0.97%
31 December 2014	796,397	-	796,397	0.94%

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Annual Reports and Accounts 2015

31. Provisions

	Legal	Tax
($ thousands)	Matters	Matters	Other	Total
Long-term provisions
Balance as at 1 January 2015	6,833	1,356	7,640	15,829
Arising during the year	425	(44)	1,203	1,584
Utilized	(10,469)	-	-	(10,469)
Unused amounts reversed	(168)	-	-	(168)
Acquisitions	5,754	-	-	5,754
Foreign currency translation	(419)	(402)	(821)	(1,642)
Balance as at 31 December 2015	1,956	910	8,022	10,888

Short-term provisions
Balance as at 1 January 2015	-	-	1,203	1,203
Arising during the year	15,740	-	3,328	19,068
Utilized	-	-	(2,342)	(2,342)
Unused amounts reversed	-	-	(933)	(933)
Acquisitions	-	-	2,738	2,738
Foreign currency translation	-	-	(190)	(190)
Balance as at 31 December 2015	15,740	-	3,804	19,544

Legal matters

Provisions relate primarily to the legal matters discussed in note 35 and are calculated based on management’s expectations of settlement determined with the assistance of legal counsel.

Tax matters (other than income taxes)

Provisions relate primarily to disputed tax assessments and reserves for regulatory audits and are calculated based on assessed taxes and expected payment of tax based on statutory rates.

Other

Provisions primarily consist of warranty and penalty provisions associated with the Italy segment and warranty provisions in the North America Gaming and Interactive segment which generally extend for 12 months on equipment sales and are calculated based on historical cost information.

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Annual Reports and Accounts 2015

32. Other liabilities

Other current liabilities

	For the year ended 31 December
($ thousands)	2015	2014

Accrued interest payable	171,486	105,749
Accrued expenses	168,160	117,678
Employee compensation	157,342	100,158
Taxes other than income taxes	112,690	83,688
Jackpot liabilities	110,979	-
Deferred revenue	56,056	60,178
Current financial liabilities	54,021	87,566
Advance payments from customers	33,976	17,505
Other current liabilities	26,955	35,858
Advance billings	17,370	17,654
Bridge and consent fees payable	-	88,994
Dividends payable	-	157,341
	909,035	872,369

Other non-current liabilities

	For the year ended 31 December
($ thousands)	2015	2014

Jackpot liabilities	226,264	-
Finance leases	59,096	68,228
Royalties payable	38,311	-
Deferred revenue	36,814	46,168
Italian staff severance fund	11,385	12,224
Other	35,819	34,372
	407,689	160,992

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Annual Reports and Accounts 2015

33. Depreciation Expense

	For the year ended 31 December
($ thousands)	2015	2014

Systems, equipment and other assets related to contracts, net (Note 19)	334,893	310,704
Property, plant and equipment, net (Note 18)	40,544	18,046
	375,437	328,750

34. Post-employment benefits

Defined Contribution Plan

The Group maintains a salary deferral 401(K) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. The Group matches a portion of the employee’s contribution. Employee and Group matching contributions vest immediately. The Group recognised expense related to the matching contribution of $10.8 million and $5.6 million in 2015 and 2014, respectively.

Defined Benefit Plan

The Group has a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Group. These employees may choose to participate in an unfunded plan within the Group or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Group, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service. Net benefit expense was $6.8 million and $6.4 million in 2015 and 2014, respectively. The present value of the defined benefit obligation was $11.2 million, $11.9 million, $10.9 million, $9.8 million and $9.4 million as at 31 December 2015, 2014, 2013, 2012 and 2011, respectively.

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Annual Reports and Accounts 2015

35. Contingencies

Performance and other bonds

In connection with certain contracts and procurements, the Group has been required to deliver performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds, on which customers and potential customers have never made a claim, give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Group’s failure to perform its obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding as at 31 December 2015:

($ thousands)	Total bonds

Performance bonds	474,724
Litigation bonds	37,084
All other bonds	19,254
531,062

Guarantees and indemnifications

Penalties under Minimum Profit Contracts

The Group has three contracts where it has provided customers with minimum profit level guarantees (the Illinois Contract, Indiana Contract and New Jersey Contract). In relation to the Illinois Contract, the Group guaranteed a minimum profit level to the State of Illinois for each fiscal year of the agreement, commencing with the State of Illinois’s fiscal year ended 30 June 2012. The amounts guaranteed and therefore amounts owed by the Group as shortfall payments under the Illinois Contract were under dispute. In December 2014 the Group and the State of Illinois entered into a termination agreement which settled the amounts of shortfall payments for fiscal years 2012, 2013 and 2014, in the amounts of $21.8 million, $38.6 million and $37.1 million, respectively. In 2015, the Attorney General of the State of Illinois questioned the validity of the termination agreement between the Group and the State of Illinois which resulted in the Group and the State of Illinois entering into a new termination agreement and the Group paid the State of Illinois an additional $10 million representing the shortfall payment for the State of Illinois’s fiscal year ending 30 June 2015. The Group will neither be responsible for the payment of any other shortfall payment, nor will it be entitled to receive any incentive compensation, for all or any portion of fiscal year 2015, or any subsequent fiscal year. The Group recorded reductions of service revenue of $17.6 million and $26.5 million in 2015 and 2014, respectively, for the shortfall payments and an impairment loss of $60.5 million in 2015. See note 20.

In relation to the Indiana Contract, the Group guaranteed a minimum profit level to the State of Indiana commencing with the contract year starting 1 July 2013. The Group recorded reductions of service revenue of $0.0 million and $17.6 million in 2015 and 2014, respectively related to this guarantee. In 2015, the Group and the State of Indiana renegotiated the Indiana Contract which resulted in future reduced guarantee levels and in consideration the Group paid the State of Indiana $18.3 million which the Group capitalised to Other Assets in its consolidated balance sheet and which the Group is amortising to service revenue over the remaining contract term.

In relation to the New Jersey Contract, the Group guaranteed a minimum profit level to the State of New Jersey commencing with the contract year starting 1 July 2014. In 2015, the Group and the State of New Jersey renegotiated the New Jersey Contract which resulted in future reduced guarantee levels and in

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35. Contingencies (continued)

consideration the Group paid the State of New Jersey $15.4 million which the Group capitalised to Other Assets in its consolidated balance sheet and which the Group is amortising to service revenue over the remaining contract term.

Loxley GTECH Technology Co., LTD guarantee

The Group has a 49% interest in Loxley GTECH Technology Co., LTD (“LGT”), which is accounted for as an asset held for sale with a de minimis value. LGT is a joint venture that was formed to provide an online lottery system in Thailand.

The Group has guaranteed, along with the 51% shareholder in LGT, performance bonds provided to LGT by an unrelated commercial lender. The performance bonds relate to LGT’s performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Group is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Group’s guarantee obligation. The maximum liability under the guarantee is Baht 375 million ($10.4 million). As at 31 December 2015, the Group does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand.

Commonwealth of Pennsylvania indemnification

The Group will indemnify the Commonwealth of Pennsylvania and any related state agencies for claims made relating to the state’s approval of IGT Global Solutions Corporation’s manufacturer’s license in the Commonwealth of Pennsylvania.

Legal Proceedings

From time to time, the Group is a party to legal, regulatory, and arbitration proceedings regarding, among other matters, claims by and against us, injunctions by third parties arising out of the ordinary course of business, and investigations and compliance inquiries related to the Group’s ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and the Group’s view of these matters may change in the future as the proceedings and events related thereto unfold. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. As at 31 December 2015, provisions for litigation matters amounted to $17.7 million. With respect to litigation and other legal proceedings where the Group has determined that a loss is reasonably possible and the Group is unable to estimate the amount or range of reasonably possible loss in excess of amounts already accrued, due to the inherent difficulty of predicting the outcome of and uncertainties regarding such litigation and legal proceedings, no additional amounts have been accrued. An unfavourable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity or results of operations.

Italian Tax Matters

In December 2013, further to a tax audit received in 2012, settled by IGT PLC’s predecessor entity GTECH S.p.A. (“GTECH”), the Italian Tax Agency, as required by Italian law, referred the matter to the Rome Public Prosecutor’s office, which had the obligation to start an investigation.

Within the context of this investigation, on 28 April 2015, representatives of the Rome Public Prosecutor came to IGT PLC’s offices in Rome to collect documents and files. The CEO, a board member and a senior executive of IGT PLC were served with a notice that each is subject to a criminal investigation in

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35. Contingencies (continued)

Italy relating to the Italian tax returns filed by GTECH for the tax years 2006-2013. Under the relevant Italian statutes, IGT PLC’s legal representative and the signatories of the corporate tax returns, and not the corporation itself, are subject to investigation. The individuals are Lorenzo Pellicioli, then chairman of GTECH’s Board of Directors and currently Vice-Chairman of IGT PLC’s Board of Directors, who was GTECH’s legal representative who signed the Italian corporate tax return for the 2013 tax year; Marco Sala, then GTECH’s CEO and the current CEO, director and the legal representative of IGT PLC, who signed the Italian corporate tax returns for the 2006, 2007 and 2008 tax years and Renato Ascoli, then the general manager of GTECH’s Italian operations, who signed the Italian corporate tax returns for the 2009, 2010, 2011 and 2012 tax years.

The investigation involves the structuring of the original leveraged buyout of GTECH Holdings Corporation by Lottomatica S.p.A. and the subsequent conversion of a portion of the original debt incurred by GTECH Holdings Corporation into an equity increase from the parent company, Lottomatica S.p.A. The Public Prosecutor is focused on determining whether GTECH’s income was under-reported in Italy for any of the tax years 2006-2013. If the Public Prosecutor determines that income was under-reported in one or more tax years, the Public Prosecutor may choose to bring criminal charges in Italy against any or all of the above referenced individuals.

As a consequence of the investigation, a further Tax Audit started on 22 June 2015, focusing on the 2006 merger leveraged buyout acquisition of GTECH Holdings Corporation and the subsequent acquisition debt re-financing.  On 7 July 2015 the Tax Police notified a Tax Audit Report (so called Processo Verbale di Constatazione) to IGT PLC, alleging that GTECH breached the Italian transfer pricing rule (article 110, par. 7, of the Income Tax Act) because it did not recharge to its U.S. wholly-owned subsidiary GTECH Holdings Corporation all the interest expense and other costs incurred in connection with the 2006 acquisition and its subsequent re-financing. The Tax Police Audit Report covers the tax years 2006 to 2010. As provided by Italian law, the Tax Police Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation.  Under Italian law, the Italian Tax Agency is the only authority empowered to issue a tax assessment, based on the Tax Police Audit Report’s allegations. On 30 December 2015 IGT PLC received a number of tax assessment notices (so called Avvisi di Accertamento) covering the years 2006-2010 and alleging that additional taxes, penalties and interest totalling €200.0 million are due. Under Italian law, IGT PLC had 60 days in which to appeal the tax assessment notice.

On 26 February 2016 IGT PLC submitted a Voluntary Settlement Request, which entitles IGT PLC to an automatic 90 day extension. At the end of the 90 day extension period, if the parties do not reach a settlement IGT PLC retains its right to appeal the tax assessment before the first degree Tax Court. On 12 April 2016, IGT PLC received a Tax Audit Report from the Tax Police, covering years 2011 to 2014. Based on this report, the additional taxes, penalties and interest associated with the transfer price challenge could be estimated to be approximately totalling €275.0 million for those years.

As a result of the Voluntary Settlement Request dated February 2016, the Italian Tax Agency re-examined the preliminary conclusions of the Tax Police and discussed with IGT PLC the idea of reaching a settlement regarding the transfer price challenge. IGT PLC is considering a settlement offer from the Italian Tax Agency. Based on these settlement discussions, IGT PLC recorded a reserve of €13.4 million ($14.6 million), including penalties and interest, covering the years 2006-2014.

The 12 April 2016 Tax Audit Report contained two additional claims regarding (1) the alleged improper deduction of €140.0 million in Value Added Tax and (2) under-reported taxable income pursuant to Italy’s

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Annual Reports and Accounts 2015

35. Contingencies (continued)

controlled foreign corporation regime with specific reference to IGT PLC’s fully controlled subsidiary incorporated in Cyprus. Such Tax Audit Report was delivered to the Public Prosecutor and the Italian Tax Agency for their independent evaluation. The process outlined above will also be followed for this Tax Audit Report.

IGT PLC believes that the actions of IGT PLC and the relevant managers were appropriate and complied with all applicable tax and other laws and that the allegations underlying the investigation are without merit.

In the Matter of International Game Technology

As previously disclosed in International Game Technology’s Quarterly Report on Form 10-Q for the quarterly period ended 3 January 2015, the Group received a request from the SEC to supply certain information relating to its internal pricing practices for internally refurbished spare parts from electronic gaming machines. The SEC has since communicated to the Group that it is not further pursuing its inquiry into these internal pricing practices. However, the SEC continues to investigate an alleged whistleblower retaliation claim under the Securities Exchange Act of 1934, as amended, that was made by the same former employee of the Group who reported the alleged improper internal pricing practices to the SEC. On 3 February 2016, the Group received a Wells Notice from the staff of the SEC solely relating to its investigation of this alleged whistleblower retaliation claim, and not to the Group’s internal pricing practices. The Group has responded to the Wells Notice and continues to cooperate with the SEC to seek resolution of this matter.

Brazil ICMS Tax

As previously reported, in July 2005, the State of São Paulo challenged the Group’s subsidiary, GTECH Brazil, for classifying the remittances of printing ribbons, rolls of paper and wagering slips (“Consumables”) to lottery outlets in Brazil as subject to ISS tax (service tax) and not ICMS tax (Brazilian VAT). The tax authorities argue that Consumable shipments should have been subject to the higher ICMS tax as opposed to the lower rate ISS tax that GTECH Brazil paid. The tax authorities argue that in order for printed matter to be considered non-taxable it has to be “personalised.” To be considered personalised, the Consumables must be intended for the exclusive use of the party ordering such Consumables. The São Paulo tax authorities also argue that had Consumables been exempt from the ICMS tax, they would have been sold separately to CAIXA and not supplied by GTECH Brazil as necessary to enable the services rendered at the time. GTECH Brazil filed its defence against the Tax Assessment Notice, which defence was dismissed. GTECH Brazil filed an Ordinary Appeal and a Special Appeal to the Court of Taxes and Fees, both of which were not granted. The State Treasury of São Paulo has filed a tax foreclosure to collect the tax obligation amounting to 22,910,722 Brazilian Reals (approximately $5.8 million at exchange rates in effect as at 31 December 2015) plus statutory interest, penalties and fees of approximately 108.7 million Brazilian Reals for a total obligation of approximately 131.6 million Brazilian Reals (approximately $33.2 million at exchange rates in effect as at 31 December 2015). GTECH presented a draft bank letter guarantee in the tax foreclosure to cover tax debt under charge in full but the court did not rule whether it was sufficient. GTECH Brazil is now discussing the legality of this tax levy in another lawsuit, arguing that no ICMS is due in this case because there were no separate sales of Consumables, but instead, the Consumables merely enabled services to be rendered. Therefore, only services were remunerated by GTECH Brazil’s customer and the Consumables were supplied by GTECH Brazil for no separate or additional consideration. Accordingly, only the ISS tax on service revenue was due. Currently, the tax authorities and GTECH Brazil are presenting evidence to the court. GTECH Brazil has been advised by Brazilian counsel that these proceedings are likely to take several years. We dispute the tax authority’s position and will continue to defend this assessment vigorously.

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35. Contingencies (continued)

High 5 Games

High 5 Games, LLC (“H5G”) filed suit against the Group in March 2015 alleging breaches of a 2012 Confidential Game Development and License Agreement (the “2012 Agreement”) and related trademark infringement and state law claims. H5G’s primary allegations were that the Group’s subsidiary, IGT, had made impermissible use of intellectual property created by H5G and had failed to pay royalties owed H5G. On 11 March 2015, IGT filed suit against H5G in a separate action alleging breaches of the 2012 Agreement by H5G and related trademark and state law claims. Among other allegations, IGT claimed that H5G had misused IGT’s intellectual property and failed to pay appropriate royalties to IGT. On 8 June 2015 the Court dismissed IGT’s separate action with leave to refile IGT’s claims as counterclaims in the case brought by H5G, which IGT ultimately did on 22 October 2015. Shortly thereafter the parties engaged in renewed settlement negotiations which led to the settlement of all outstanding issues between IGT and H5G.

Texas Fun 5’s Instant Ticket Game

Three lawsuits have been filed in Texas against the Group’s subsidiary IGT Global Solutions Corporation (f/k/a GTECH Corporation) (“IGT Global”) arising out the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from 1 September 2014 until 21 October 2014. Plaintiffs in each case allege the instruction on each ticket for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, the TLC and the system interpreted a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed. The three actions include: (a) Steele, et al. v. GTECH Corporation. On 9 December 2014, 518 individuals sued IGT Global in Travis County District Court, TX (No. D-1-GN-14-005114). Through intervener actions, this group currently comprises nearly 1,000 individuals claiming damages in excess of $500 million. On 27 January 2015, IGT Global filed its Plea to the Jurisdiction, special exceptions, motion to dismiss, and answer. On 7 April 2015, plaintiffs substantially amended their petition to include the following causes of action: common law fraud, fraud by non-disclosure, aiding and abetting fraud, tortious interference with existing contract, and tortious interference with expectancy. IGT Global filed an amended plea to the jurisdiction, answer, and a motion to dismiss. IGT Global’s amended Plea to the Jurisdiction was denied. Trial is scheduled for February 2017, (b) Nettles v. GTECH Corporation. On 7 January 2015, plaintiff Dawn Nettles sued IGT Global in Dallas Country District Court, TX (No. DC-14-14838), claiming damages in excess of $4 million. On 2 February 2015, IGT Global filed its plea to the jurisdiction, special exceptions, motion to dismiss, and answer. On 17 April, 2015, plaintiff substantially amended her petition to include the following causes of action: common law fraud, fraud by non-disclosure, aiding and abetting fraud, tortious interference with existing contract, and tortious interference with expectancy. Plaintiff again amended her pleading on 14 August 2015 and added the TLC as a defendant, as well as a request for declaratory judgment. The TLC filed its answer on 2 October 2015. IGT Global filed an amended plea to the jurisdiction, amended answer, and a motion to dismiss. IGT Global and the TLC won pleas to the jurisdiction. However, plaintiff appealed both court orders on 30 December 2015, (c) McDonald v. GTECH Corporation. On 16 January 2015, plaintiff Vanessa McDonald sued IGT Global in El Paso County District Court, TX (No. 2014-DCV-4113), and claiming damages in excess of $500,000. Plaintiff’s causes of action include negligence, breach of fiduciary duty, and Deceptive Trade Practices Act. On 2 February 2015, IGT Global filed its plea to the jurisdiction, special exceptions, motion to dismiss, and answer. Discovery is ongoing and trial is scheduled for January 2017. We dispute the claims made in each of these cases and intend to continue to defend these lawsuits vigorously.

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35. Contingencies (continued)

Disposition of Previously Disclosed Matters

Set forth below are legal proceedings that were previously disclosed and for which a disposition occurred during 2015 or in 2016 through 21 April 2016.

Oregon State Lottery

On 31 December 2014 a representative (the “Representative”) of a purported class of persons alleged to have been financially harmed by relying on the auto hold feature of various manufacturers’ video poker machines played in Oregon, filed suit against the Oregon State Lottery and various manufacturers, including IGT. The matter was filed in the Circuit Court for the State of Oregon, County of Multnomah and is captioned Justin Curzi, On Behalf of Himself and All Other Similarly Situated Individuals v. Oregon State Lottery, IGT (Inc.), GTECH USA, LLC, and WMS Gaming Inc. (case number 14CV20598). The suit alleged the auto hold feature of video poker games is perceived by players as providing the best possible playing strategy that will maximise the odds of the player winning, when such auto hold feature does not maximise the players’ odds of winning. In May 2015, the court granted the Group’s motion to dismiss the case. In March 2016, the Representative filed its appeal with the Court of Appeals for the State of Oregon.

Bally Gaming, Inc.

On 19 December 2014, IGT was sued by Bally Gaming, Inc. in the District Court of Clark County, Nevada, captioned Bally Gaming, Inc. v. International Game Technology and IGT, Case No. A-14-711384-B. The suit related to a contract between the parties under which IGT granted a license to Bally for TITO technology. Bally alleged that the contract granted a license to entities that became related to Bally after the contract was executed. The parties entered into a settlement agreement in March 2016 settling all outstanding issues related to this matter.

Shareholder Class Actions Relating to the Mergers

Subsequent to the announcement of the Group’s entry into the Merger Agreement with International Game Technology, various putative shareholder class action complaints were filed by purported shareholders of International Game Technology. The complaints purported to be brought on behalf of all similarly situated shareholders of International Game Technology and generally allege that the members of the board of directors breached their fiduciary duties to International Game Technology shareholders by approving the proposed merger transaction for inadequate consideration, entering into the Merger Agreement containing preclusive deal protection devices and failing to take steps to maximise the value to be paid to International Game Technology shareholders. The complaints also alleged claims against the Group and International Game Technology for aiding and abetting these alleged breaches of fiduciary duties. In July 2015, the court approved the settlement of all outstanding issues among the parties.

Global Draw

On 17 September 2013, Global Draw Limited commenced proceedings in London against one of the Group’s subsidiaries, IGT-UK Group Limited, captioned 2013 High Court of Justice (Commercial Court) in London, England, Case No. 2013, Folio 1246. Global Draw’s claims arise out of a Sale and Purchase Agreement dated 26 April 2011 (“SPA”) pursuant to which Global Draw purchased from IGT-UK all of the outstanding shares of Barcrest Limited. Global Draw seeks claims against IGT-UK under the terms of indemnities and warranties contained in the SPA and against IGT under the terms of a guarantee given by IGT in respect of the liabilities of IGT-UK under the SPA. The parties entered into a settlement agreement in May 2015 settling all outstanding issues related to this matter.

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36. Commitments

Leases

Operating Leases

The Group leases certain facilities and equipment under operating leases that expire at various dates through 2030. Certain of these leases have escalation clauses and renewal options. The Group is generally required to pay all maintenance costs, taxes and insurance premiums relating to our leased assets. There are no restrictions placed upon the Group by entering into these leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Within one year	63,861	35,676
After one year but not more than five years	135,303	65,804
More than five years	77,426	8,759
	276,590	110,239

Rent and lease expense for continuing operations, net of sublease rentals, included no contingent rental payments and totalled $52.9 million in 2015 and $49.5 million in 2014.

Finance Leases

Facility finance lease

The Group has a finance lease for an operating headquarters facility in Providence, Rhode Island. The Group has the right to cancel the lease after 30 June 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two ten-year extension options. The Group has the unilateral right to extend the lease under the two extension options under the same terms as in the base term. The lease contains a restriction which does not allow the Group to assign the lease or sublease its portion of the building without the lessor’s approval, which is not to be unreasonably withheld. As at 31 December 2015, the Group had no sublease arrangements at this facility.

Future minimum lease payments under the facility finance lease together with the present value of the minimum lease payments are as follows:

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36. Commitments (continued)

	For the year ended		For the year ended
	31 December 2015		31 December 2014
		Present		Present
	Minimum	Value of	Minimum	Value of
($ thousands)	Payments	Payments	Payments	Payments

Within one year	3,137	1,521	3,220	1,446

After one year but not more than five years	13,189	8,223	13,506	7,787
More than five years	12,075	10,571	15,975	13,455
Non-current	25,264	18,794	29,481	21,242

Total minimum lease payments	28,401	20,315	32,701	22,688
Less amounts representing finance charges	(8,086)	-	(10,013)	-
Present value of minimum lease payments	20,315	20,315	22,688	22,688

As at 31 December 2015 and 2014, the net carrying amount of the facility finance lease asset is $13.0 million and $14.7 million, respectively, which is included in property, plant and equipment, net in the consolidated balance sheet. The carrying amount of the liability is recorded in the consolidated balance sheets as follows:

	For the year ended
	31 December
($ thousands)	2015	2014

Non-current financial liabilities	18,794	21,242
Current financial liabilities	1,521	1,446
Present value of minimum lease payments	20,315	22,688

Communication equipment finance leases

The Group has finance leases for certain communication equipment that expire between 2019 and 2022. The leases have terms of renewal, options to purchase the equipment and there are no escalation clauses. There are no restrictions placed upon the Group by entering into these leases.

Future minimum lease payments under the communication equipment finance leases together with the present value of the minimum lease payments are as follows:

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36. Commitments (continued)

	For the year ended		For the year ended
	31 December 2015		31 December 2014
		Present		Present
	Minimum	Value of	Minimum	Value of
($ thousands)	Payments	Payments	Payments	Payments

Within one year	3,531	2,566	2,971	1,982

After one year but not more than five years	12,354	10,412	11,676	9,238
More than five years	2,451	2,344	4,622	4,297
Non-current	14,805	12,756	16,298	13,535

Total minimum lease payments	18,336	15,322	19,269	15,517
Less amounts representing finance charges	(3,014)	-	(3,752)	-
Present value of minimum lease payments	15,322	15,322	15,517	15,517

As at 31 December 2015 and 2014, the net carrying amount of the communication equipment finance lease assets are $12.2 million and $14.4 million, respectively, which is included in systems, equipment and other assets related to contracts, net in the consolidated balance sheets. The carrying amount of the liability is recorded in the consolidated balance sheets as follows:

	For the year ended
	31 December
($ thousands)	2015	2014

Non-current financial liabilities	12,756	13,535
Current financial liabilities	2,566	1,982
Present value of minimum lease payments	15,322	15,517

Point of sale finance leases

The Group has finance leases for certain point of sale equipment that expire in 2017. There are no restrictions placed upon the Group by entering into these leases.

Future minimum lease payments under the point of sale finance leases together with the present value of the minimum lease payments are as follows:

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Annual Reports and Accounts 2015

36. Commitments (continued)

	For the year ended		For the year ended
	31 December 2015		31 December 2014
		Present		Present
	Minimum	Value of	Minimum	Value of
($ thousands)	Payments	Payments	Payments	Payments

Within one year	6,844	6,152	7,632	6,861

After one year but not more than five years	6,844	6,152	15,264	13,722
More than five years	-	-	-	-
Non-current	6,844	6,152	15,264	13,722

Total minimum lease payments	13,688	12,304	22,896	20,583
Less amounts representing finance charges	(1,384)	-	(2,313)	-
Present value of minimum lease payments	12,304	12,304	20,583	20,583

As at 31 December 2015 and 2014, the net carrying amount of the point of sale finance lease assets are $12.3 million and $20.6 million, respectively, which is included in systems, equipment and other assets related to contracts, net in the consolidated balance sheets. The carrying amount of the liability is recorded in the consolidated statement of financial position as follows:

	For the year ended
	31 December
($ thousands)	2015	2014

Non-current financial liabilities	6,152	6,861
Current financial liabilities	6,152	13,722
Present value of minimum lease payments	12,304	20,583

Sale and Leaseback Transactions

The Group sold its technology centre facility in West Greenwich, Rhode Island in December 2006 and entered into a sale-leaseback agreement with the new owners that expires in November 2019, including renewal options but no escalation clause.

On 30 December 2015, the Group sold its Las Vegas (Nevada, U.S.) campus and entered into a sale-leaseback agreement with the new owners for a portion of the facility for a term of 15 years with optional renewals.

Both the West Greenwich and Las Vegas facilities are accounted for as operating leases, and future minimum lease payments are included in the operating lease section above.

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Annual Reports and Accounts 2015

36. Commitments (continued)

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

For the year ended
($ thousands)	31 December 2015

Current liabilities	110,979
Non-current liabilities	226,264
337,243

Future jackpot payments are due as follows ($ thousands):

	Previous	Future
Year	Winners	Winners	Total

2016	50,370	60,503	110,873
2017	39,564	9,745	49,309
2018	34,440	585	35,025
2019	30,703	585	31,288
2020	27,130	585	27,715
Thereafter	135,387	8,770	144,157
Future jackpot payments due	317,594	80,773	398,367
Unamortized discounts			(61,124)
Total jackpot liabilities			337,243

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Annual Reports and Accounts 2015

37. Related parties

Amounts receivable from and payable to related parties are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Tax related receivables	1,286	47,405
Trade receivables	8	91
De Agostini Group	1,294	47,496

Trade receivables	17,347	30,650
Autogrill S.p.A.	17,347	30,650

Trade receivables	2,086	205
OPAP S.A.	2,086	205

Trade receivables	-	84
Ringmaster S.r.l.	-	84

Total related party receivables	20,727	78,435

Tax related payables	35,627	148,609
Trade payables	3,354	3,260
De Agostini Group	38,981	151,869

Trade payables	846	989
Autogrill S.p.A.	846	989

Trade payables	524	1,509
Ringmaster S.r.l.	524	1,509

Total related party payables	40,351	154,367

Tax related receivables and payables arise from the tax consolidation performed at the De Agostini Group level.

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Annual Reports and Accounts 2015

37. Related parties (continued)

The following table sets forth transactions with related parties:

	For the year ended 31 December
($ thousands)	2015	2014
Service revenue and product sales
Autogrill S.p.A.	6,060	7,834
OPAP S.A.	4,036	3,153
Ringmaster S.r.l.	239	535
De Agostini Group	21	380
	10,356	11,902

Operating costs
Ringmaster S.r.l.	12,651	14,808
Assicurazioni Generali S.p.A.	3,003	3,641
De Agostini Group	569	1,266
	16,223	19,715

From time to time, the Group makes strategic investments in publicly-traded and privately-held companies that develop software, hardware and other technologies or provide services supporting the Group’s technologies. The Group may purchase from or make sales to these organisations. The Group believes that the terms of each of these arrangements were fair and not less favourable to the Group than could have been obtained from unaffiliated parties.

IGT PLC is controlled by De Agostini S.p.A. (incorporated in Italy), which directly and indirectly owns 56.5% of the IGT PLC’s shares. The remaining 43.5% of the shares are publicly held. IGT PLC’s ultimate parent is B&D Holding di Marco Drago e C. S.a.p.a. (incorporated in Italy). IGT PLC’s ultimate controlling party are the Boroli and Drago families.

De Agostini Group

The Group is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (“De Agostini Group”) are non-interest bearing.

On 8 May 2013, the Group entered into a framework agreement with De Agostini S.p.A. pursuant to which De Agostini S.p.A. may make short-term loans to the Group and the Group may deposit cash with De Agostini S.p.A. on a short-term basis. The framework agreement provides that any such transactions will be in compliance with existing third party loan covenants and concluded on an arm’s length basis. The framework agreement was terminated on 18 March 2015.

Autogrill S.p.A.

IGT PLC board member Gianmario Tondato da Rous is Chief Executive Officer and a director of Autogrill S.p.A. (“Autogrill”), a global operator of food and beverage services for travellers. Under concessions signed with operators of airports, motorways and railway stations in Italy, Autogrill is also a seller of scratch and win (“S&W”) and lottery tickets. The Group is the sole licensee for the S&W and lottery concessions in Italy through its subsidiary Lotterie Nazionali S.r.l.

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Annual Reports and Accounts 2015

37. Related parties (continued)

Ringmaster S.r.l.

The Group has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Group’s interactive gaming business pursuant to an agreement dated 7 December 2011.

Assicurazioni Generali S.p.A.

Assicurazioni Generali S.p.A. (“Generali”) is a related party of the Group as the Vice-Chairman of the Group’s Board of Directors also serves on Generali’s Board of Directors. In 2012, the Group entered into a lease agreement to lease the Group’s operating headquarters facility in Rome (Italy) from a wholly-owned subsidiary of Generali.

Yeonama Holdings Co. Limited and OPAP S.A.

The Group has a 30% interest in Yeonama Holdings Co. Limited (“Yeonama”), which is accounted for at fair value. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (“OPAP”), the Greek gaming and football betting operator. Marco Sala, IGT PLC Chief Executive Officer and board member, is a member of the board of directors of OPAP. GTECH UK Interactive Limited (“GTECH UK”), a subsidiary of the Group, provide sports betting and player account management systems to OPAP S.A. The Group is also a technology provider of VLT central systems to OPAP S.A.

CLS-GTECH Company Limited

The Group has a 50% interest in CLS-GTECH Company Limited (“CLS-GTECH”), which is accounted for using the equity method of accounting. CLS-GTECH is a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China.

Connect Ventures One LP

Since 2011, the Group has held an investment in Connect Ventures One LP, a venture capital fund which targets ‘‘early stage’’ investment operations, with the legal status of limited partnership under English law. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Group.

The Group’s investment in Connect Ventures One LP was $4.7 million and $3.6 million as at 31 December 2015 and 31 December 2014, respectively. The Group accounts for this investment as an available for sale investment.

Connect Ventures Two LP

On 24 November 2015, the Group invested $0.5 million in Connect Ventures Two LP. The fund is considered a related party because at least one key figure in the fund’s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Group.

The Group accounts for its investment in Connect Ventures Two LP as an available for sale investment.

Willis Towers Watson

IGT PLC board member James McCann is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (“Willis Towers”), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. IGT PLC board member Sir Jeremy Hanley is a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers. The Group obtains insurance coverage, including director and officer insurance, through subsidiaries of Willis

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Annual Reports and Accounts 2015

37. Related parties (continued)

Towers. The Group paid subsidiaries of Willis Towers $5.0 million and $3.3 million in 2015 and 2014, respectively.

Employment Arrangement

Enrico Drago, the son of IGT PLC board member Marco Drago, is a board member and Chief Executive Officer of the Group’s wholly owned subsidiary Lottomatica S.p.A.

Compensation of Key Management Personnel

Key management personnel are those persons with authority and responsibility for planning, directing and controlling the activities of the Group. In 2015, key management personnel was composed of seven executive officers, including our Chief Executive Officer, Chief Financial Officer, and the five executives responsible for the Group’s operating segments. In 2014, key management was composed of six executive officers. The amounts recognised as expense during the year related to key management personnel are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Short-term employee benefits	16,930	13,976
Share-based payments	8,462	8,052
Post-employment benefits	316	407
	25,708	22,435

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Annual Reports and Accounts 2015

38. Supplemental Cash Flow Information

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows and are summarised as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Equity consideration related to IGT acquisition	(928,884)	-
Capital expenditures	(32,879)	(17,512)
Non-cash investing activities, net	(961,763)	(17,512)

Dividends declared	-	(156,922)
Note consent fees	-	(34,756)
Capital increase - non-controlling interest	-	14,731
Non-cash financing activities, net	-	(176,947)

39. Events after reporting period

On 31 March 2016 IGT PLC redeemed the Capital Securities in full for €45.5 million ($51.6 million).

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Annual Reports and Accounts 2015

40. Group companies

Name of entity	Jurisdiction	% ownership interest
Direct Subsidiaries
Atronic Australia Pty Ltd.	Australia	100.00
Atronic Australien GmbH	Germany	100.00
Big Easy S.r.l.	Italy	51.00
Big Macao S.r.l.	Italy	100.00
CartaLis Imel S.p.A.	Italy	85.00
Consorzio Lotterie Nazionali	Italy	63.00
GTECH Austria GmbH f/k/a Spielo International Austria GmbH	Austria	100.00
GTECH German Holdings Corporation GmbH	Germany	100.00
GTECH Monaco S.A.M. f/k/a Spielo International Monaco S.A.M.	Monaco	98.00
GTECH Peru S.A. f/k/a Spielo International Peru S.A.	Peru	98.00
IGT Canada Solutions ULC f/k/a GTECH Canada ULC	Nova Scotia, Canada	100.00
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Germany	100.00
IGT Global Solutions Corporation f/k/a GTECH Corporation	United States	100.00
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Italy	100.00
LIS Istituto di Pagamento S.p.A.	Italy	100.00
Lotterie Nazionali S.r.l.	Italy	64.00
Lottomatica S.p.A.	Italy	100.00
Lottomatica Giochi e Partecipazioni S.r.l.	Italy	100.00
Lottomatica Holding S.r.l.	Italy	100.00
Lottomatica Italia Servizi S.p.A.	Italy	100.00
Lottomatica Scommesse S.r.l.	Italy	100.00
Lottomatica Videolot Rete S.p.A.	Italy	100.00
Optima Gaming Service S.r.l.	Italy	100.00
PCC Giochi e Servizi S.p.A.	Italy	100.00
SED Multitel S.r.l.	Italy	100.00
Spielo International Argentina S.r.l.	Argentina	86.45
Anguilla Lottery and Gaming Company, Ltd.	Anguilla	100.00
Antigua Lottery Company, Ltd.	Antigua	100.00
Beijing GTECH Computer Technology Company Ltd.	China (PRC)	100.00
BillBird S.A.	Poland	100.00
Business Venture Investments No. 1560 Proprietary Limited	South Africa	100.00
Cam Galaxy Group Ltd.	United Kingdom	100.00
Caribbean Lottery Services, Inc.	U.S. Virgin Islands	100.00
Data Transfer Systems, Inc.	United States	100.00
Dreamport, Inc.	United States	100.00
Dreamport do Brasil Ltda.	Brazil	100.00
Dreamport Suffolk Corporation	United States	100.00
Europrint (Games) Limited	United Kingdom	100.00
Europrint Holdings Limited	United Kingdom	100.00
Europrint (Promotions) Limited	United Kingdom	100.00
GTECH Asia Corporation	United States	100.00
GTECH Australasia Corporation	United States	100.00
GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Turkey	99.60
GTECH Brasil Ltda.	Brazil	100.00
GTECH Comunicaciones Colombia Ltda.	Colombia	100.00
GTECH Cote d’Ivoire	Ivory Coast	100.00
GTECH Czech Services s.r.o.	Czech Republic	100.00
GTECH Czech Republic, LLC	United States	37.00
GTECH Far East Pte Ltd	Singapore	100.00
GTECH France SARL	France	100.00
GTECH (Gibraltar) Limited f/k/a Spielo International (Gibraltar) Limited	Gibraltar	100.00

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Annual Reports and Accounts 2015

Name of entity	Jurisdiction	% ownership interest
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited	Gibraltar	100.00
GTECH GmbH	Germany	100.00
GTECH Global Lottery S.L.U.	Spain	100.00
GTECH India Private Limited f/k/a Springboard Technologies Private Limited	India	100.00
GTECH Ireland Operations Limited	Ireland	100.00
GTECH Latin America Corporation	United States	80.00
GTECH Malta Holdings Limited f/k/a Boss Holdings Ltd.	Malta	99.99
GTECH Malta Casino Limited f/k/a Boss Media Malta Casino Ltd.	Malta	99.99
GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd.	Malta	99.99
GTECH Management P.I. Corporation	United States	100.00
GTECH Mexico S.A. de C.V.	Mexico	100.00
GTECH Northern Europe Corporation	United States	100.00
GTECH Poland Sp. z o.o.	Poland	100.00
GTECH Servicios de México, S. de R.L. de C.V.	Mexico	100.00
GTECH Slovakia Corporation	United States	100.00
GTECH Southern Africa (Pty) Ltd.	South Africa	100.00
GTECH Spain S.A. f/k/a G2 Gaming Spain, S.A.	Spain	100.00
GTECH Sports Betting Solutions Limited	United Kingdom	100.00
GTECH Sweden AB	Sweden	100.00
GTECH Sweden Interactive AB f/k/a Boss Media AB	Sweden	100.00
GTECH Sweden Investment AB f/k/a Boss Media Investment AB	Sweden	100.00
GTECH U.K. Limited	United Kingdom	100.00
GTECH UK Games Limited f/k/a SI Games UK Limited	United Kingdom	100.00
GTECH UK Interactive Limited f/k/a Spielo International UK Limited	United Kingdom	100.00
GTECH Ukraine	Ukraine	100.00
GTECH VIA DR, SAS	Dominican Republic	100.00
GTECH WaterPlace Park Company, LLC	United States	100.00
GTECH West Africa Lottery Limited	Nigeria	100.00
GTECH Worldwide Services Corporation	United States	100.00
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	Colombia	100.00
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	United States	100.00
IGT GAMES SAS f/k/a GTECH SAS	Colombia	100.00
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Cyprus	100.00
IGT Indiana, LLC f/k/a GTECH Indiana, LLC	United States	100.00
IGT Korea LLC	Korea	100.00
IGT Rhode Island LLC f/k/a GTECH Rhode Island LLC	United States	100.00
Innoka Oy	Finland	81.00
Interactive Games International Limited	United Kingdom	100.00
International Game Technology Services Limited	Cyprus	100.00
JSJ Ltd.	United Kingdom	100.00
Leeward Islands Lottery Holding Company, Inc.	St. Kitts & Nevis	100.00
Lottery Equipment Company	Ukraine	100.00
Northstar Lottery Group, LLC	United States	80.00
Northstar New Jersey Holding Company, LLC	United States	50.15
Northstar New Jersey Lottery Group, LLC	United States	82.31
Northstar SupplyCo New Jersey, LLC	United States	70.00
Online Transaction Technologies SARL à Associé Unique	Morocco	100.00
Orbita Sp. z o.o.	Poland	100.00
Oy GTECH Finland Ab	Finland	100.00
Playyoo SA	Switzerland	100.00
Probability Games Corporation Limited	United Kingdom	100.00
Probability (Gibraltar) Limited	Gibraltar	100.00
Probability Limited	United Kingdom	100.00
Prodigal Lottery Services, N.V.	Netherlands Antilles	100.00

Page | 194

Annual Reports and Accounts 2015

Name of entity	Jurisdiction	% ownership interest
Retail Display and Service Handlers, LLC	United States	100.00
SB Indústria e Comércio Ltda.	Brazil	100.00
Siam GTECH Company Limited	Thailand	99.97
St. Kitts and Nevis Lottery Company, Ltd.	St. Kitts & Nevis	100.00
Technology Risk Management Services, Inc.	United States	100.00
Turkish Lottery Holding B.V.	Netherlands	40.00
UTE Logista-GTECH, Law 18/1982, No. 1	Spain	50.00
VIA TECH Servicios SpA	Chile	100.00
VIATEC S.r.l.	Argentina	100.00
Acres Gaming Incorporated	United States	100.00
BringIt, Inc.	United States	100.00
Casablanca Gaming Group AB	Sweden	100.00
Casagaming Holding Ltd	Malta	100.00
Casagaming Ltd	Malta	100.00
Cyberview International, Inc.	United States	100.00
DoubleDown Interactive B.V.	Netherlands	100.00
Double Down Interactive LLC	United States	100.00
Eagle Ice AB	Sweden	100.00
Entraction Holding AB	Sweden	100.00
Entraction Mobile AB	Sweden	100.00
Gaming Productions Holding Limited	Malta	100.00
IGT	United States	100.00
IGT (Alderney) Limited	Alderney	100.00
IGT (Alderney 1) Limited	Alderney	100.00
IGT (Alderney 2) Limited	Alderney	100.00
IGT (Alderney 4) Limited	Alderney	100.00
IGT (Alderney 5) Limited	Alderney	100.00
IGT (Alderney 7) Limited	Alderney	100.00
I.G.T. - Argentina S.A.	Argentina	100.00
IGT Asia - Macau, S.A.	Macau	100.00
IGT ASIA PTE. LTD.	Singapore	100.00
IGT Asiatic Development Limited	British Virgin Islands	100.00
I.G.T. (Australia) Pty Limited	Australia	100.00
IGT-Canada Inc.	Canada	100.00
IGT-China, Inc.	United States	100.00
IGT do Brasil Ltda.	Brazil	100.00
IGT Dutch Holdings 1 LLC	United States	100.00
IGT Dutch Holdings 2 C.V.	Netherlands	100.00
IGT Dutch Interactive LLC	United States	100.00
IGT EMEA B.V.	Netherlands	100.00
IGT Estonia OÜ	Estonia	100.00
IGT-Europe B.V.	Netherlands	100.00
IGT (Gibraltar) Limited	Gibraltar	100.00
IGT Hong Kong Limited	Hong Kong	100.00
IGT Interactive C.V.	Netherlands	100.00
IGT Interactive Denmark ApS	Denmark	100.00
IGT Interactive Emop (Malta) Limited	Malta	100.00
IGT Interactive Holdings 2 C.V.	Netherlands	100.00
IGT Interactive, Inc.	United States	100.00
IGT Interactive Investment (Malta) Holding Limited	Malta	100.00
IGT Interactive (Malta) Holding Ltd	Malta	100.00
IGT Interactive Network (Malta) Holding Limited	Malta	100.00
IGT Interactive Network (Malta) Limited	Malta	100.00
IGT Interactive Operation (Malta) Ltd	Malta	100.00

Page | 195

Annual Reports and Accounts 2015

Name of entity	Jurisdiction	% ownership interest
IGT Interactive (Sweden) AB	Sweden	100.00
IGT International Holdings 1 LLC	United States	100.00
IGT International Treasury B.V.	Netherlands	100.00
IGT International Treasury Holding LLC	United States	100.00
IGT-Íslandi ehf. (IGT-Iceland plc)	United States	100.00
IGT Japan K.K.	Japan	100.00
IGT-Latvia SIA	Latvia	100.00
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Mexico	100.00
IGT Technology Development (Beijing) Co. Ltd.	China	100.00
IGT (UK1) Limited	United Kingdom	100.00
IGT (UK2) Limited	United Kingdom	100.00
IGT-UK Gaming Limited	United Kingdom	100.00
IGT - UK Group Limited	United Kingdom	100.00
International Game Technology	United States	100.00
International Game Technology-Africa (Pty) Ltd.	South Africa	100.00
International Game Technology España, S.L.	Spain	100.00
International Game Technology (NZ) Limited	New Zealand	100.00
International Game Technology S.R.L.	Peru	100.00
Poker Provider Limited	Malta	100.00
Powerhouse Technologies, Inc.	United States	100.00
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Mexico	100.00
Surfit i Nacka AB	Sweden	100.00
VLC, Inc.	United States	100.00

Joint Ventures
D&D Electronic & Software GmbH	Germany	50.00
Technology and Security Printing S.r.l.	Italy	50.00
CLS-GTECH Company Limited	British Virgin Islands	50.00

Associates
Ringmaster S.r.l.	Italy	50.00
Yeonama Holdings Co. Limited	Cyprus	30.00

Page | 196

Annual Reports and Accounts 2015

INDEX TO COMPANY FINANCIAL STATEMENTS

Company Income Statement for the year ended 31 December 2015 and	198
the period from inception to 31 December 2014

Company Statement of Comprehensive Income for the year ended
31 December 2015 and the period from inception to 31 December 2014	199

Company Balance Sheet for the years ended 31 December 2015 and 2014	200
Company Statement of Changes in Equity for the year ended
31 December 2015 and the period from inception to 31 December 2014	201

Company Statement of Cash Flows for the year ended
31 December 2015 and the period from inception to 31 December 2014	202

Notes to the Company Financial Statements	203

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Annual Reports and Accounts 2015

International Game Technology PLC

Company Income Statement

($ thousands)

			For the period from
		For the year ended	inception to
		31 December	31 December
	Notes	2015	2014

Selling, general and administrative		14,264	-
Restructuring expense		8,453	1,595
Transaction expense, net		17,566	34,407
Total operating expenses		40,283	36,002

Operating loss		(40,283)	(36,002)

Interest income		4	-
Related party interest income, net	4	316,361	-
Other income		1,557	-
Related party other income, net	4	112,757	-
Other expense		(41,917)	-
Foreign exchange gain (loss), net		13,578	850
Interest expense	7	(342,057)	(35,866)
Total non-operating expenses		60,283	(35,016)

Profit (loss) before income tax		20,000	(71,018)

Income tax credit	8	6,095	7,688

Profit (loss) for the year		26,095	(63,330)

The notes on pages 203 to 218 are an integral part of the company financial statements.

Page | 198

Annual Reports and Accounts 2015

International Game Technology PLC

Company Statement of Comprehensive Income

($ thousands)

		For the period from
	For the year ended	inception to
	31 December 2015	31 December 2014
Profit (loss) for the year	26,095	(63,330)

Items that may be reclassified to the statement of profit and loss in subsequent periods

Foreign currency translation adjustments	22	-
Unrealised loss on available-for-sale investments	(766)	-
Other comprehensive income	(744)	-

Total comprehensive income (loss)	25,351	(63,330)

The notes on pages 203 to 218 are an integral part of the company financial statements.

Page | 199

Annual Reports and Accounts 2015

International Game Technology PLC

Company Balance sheet

($ thousands)

		For the year ended 31 December
	Notes	2015	2014
ASSETS
Non-current assets:
Property, plant and equipment, net		2,326	-
Non-current financial assets		11,757	-
Deferred income taxes		24,502	7,688
Investments in subsidiaries	3	3,967,887	-
Loans receivable from related parties	4	7,687,177	-
Total non-current assets		11,693,649	7,688

Cash and cash equivalents		53,985	1,283
Other current assets		5,030	56,747
Current financial assets		2,006	-
Receivables from related parties	4	3,053	265
Loans receivable from related parties	4	65,663	-
Total current assets		129,737	58,295

Total assets		11,823,386	65,983

EQUITY AND LIABILITIES
Equity
Issued capital	6	20,024	81
Share premium		8,611	650
Retained earnings (deficit)	6	3,651,812	(63,330)
Other reserves		145,792	-
Total equity		3,826,239	(62,599)

Non-current liabilities:
Long-term debt, less current portion	5	6,532,661	-
Loans payable to related parties	4	66,901	-
Non-current financial liabilities		9,845	-
Total non-current liabilities		6,609,407	-

Accounts payable		7,504	23,893
Other current liabilities		1,131	-
Current portion of long-term debt		164,872	-
Loans payable to related parties	4	1,183,288	67,416
Payables to related parties	4	14,641	-
Current financial liabilities		-	37,273
Income taxes payable		16,304	-
Total current liabilities		1,387,740	128,582

Total liabilities		7,997,147	128,582
Total equity and liabilities		11,823,386	65,983

The notes on pages 203 to 218 are an integral part of the company financial statements.

The financial statements were approved by the Board of Directors on 25 May 2016 and signed on its behalf on 25 May 2016 by:

Marco Sala

Chief Executive Officer

Company Registration number: 09127533

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Annual Reports and Accounts 2015

International Game Technology PLC

Company Statement of Changes in Equity

($ thousands)

	Share		Retained
	Capital	Share	Earnings (deficit)	Other	Total
	(Note 6)	Premium	(Note 6)	Reserves	Equity
Balance as at inception	-	-	-	-	-

Loss for the period	-	-	(63,330)	-	(63,330)
Other comprehensive loss	-	-	-	-	-
Total comprehensive loss	-	-	(63,330)	-	(63,330)

Capital increase	81	650	-	-	731
Balance as at 31 December 2014	81	650	(63,330)	-	(62,599)

Income after tax for the period	-	-	26,095	-	26,095
Other comprehensive loss	-	-	-	(744)	(744)
Total comprehensive income	-	-	26,095	(744)	25,351

Capital contribution	-	57,015	-	-	57,015
Holdco Merger and other movements	19,771	-	8,592	3,804,776	3,833,139
Capitalisation of merger reserve		3,658,240	-	(3,658,240)	-
Capital reduction	-	(3,715,905)	3,715,905	-	-
Dividend distribution	-	-	(79,869)	-	(79,869)
Shares issued under stock options and award plans	172	8,611	-	-	8,783
Non-cash investment in subsidiaries	-	-	43,252	-	43,252
Share based payment expense	-	-	1,167	-	1,167
Balance as at 31 December 2015	20,024	8,611	3,651,812	145,792	3,826,239

The notes on pages 203 to 218 are an integral part of the company financial statements.

Page | 201

Annual Reports and Accounts 2015

International Game Technology PLC

Company Statement of Cash Flows

($ thousands)

		For the year ended 31 December	For the period from inception to 31 December
	Notes	2015	2014
Operating activities
Profit (loss) before income tax		20,000	(71,018)
Adjustments for:
Related party interest income		(332,985)	-
Gain on sale of subsidiary		(128,082)	-
Income taxes paid		(17,081)	-
Non-cash foreign exchange gain, net		(13,578)	(850)
Interest income		(3,849)	-
Depreciation		165	-
Stock-based payment expense		1,169	-
Related party interest expense		16,624	-
Bridge facility termination		39,338	-
Interest expense	7	342,057	35,866
Cash flows before changes in operating assets and liabilities		(76,222)	(36,002)
Changes in operating assets and liabilities:
Amounts due to/from related parties		14,519	(265)
Accounts payable		(54,292)	23,892
Other assets and liabilities		(33,657)	(104)
Net cash flows used in operating activities		(149,652)	(12,479)

Investing activities
Related party loans receivable, net		(2,254,798)	-
Acquisition of IGT, net of cash acquired		(1,972,968)	-
Capital expenditures		(2,490)	-
Investment in available for sale securities		(1,290)	-
Investment in subsidiary		(977)	-
Interest received		3,849	-
Net cash flows used in investing activities		(4,228,674)	-

Financing activities
Principal payments on long-term debt		(716,705)	-
Interest paid		(156,088)	-
Cash transferred upon merger of GTECH S.p.A. into IGT PLC		(83,237)	-
Dividends paid		(79,869)	-
Debt issuance costs paid		(75,969)	(1,432)
Share issuance costs paid		(274)	(2,760)
Payment of fractional shares		(51)	-
Bridge debt issuance fees paid		-	(2,468)
Bridge financing fees paid		-	(47,907)
Proceeds from stock options		8,670	-
Proceeds from escrow		16,654	-
Capital contribution		57,015	731
Related party interest received		275,089	-
Related party loans payable, net		735,614	67,416
Proceeds from issuance of long-term debt		4,449,810	-
Net cash flows provided by financing activities		4,430,659	13,580

Net increase in cash and cash equivalents		52,333	1,101
Effect of exchange rate changes on cash		369	182
Cash and cash equivalents at the beginning of the period		1,283	-
Cash and cash equivalents at the end of the period		53,985	1,283

The notes on pages 203 to 218 are an integral part of the company financial statements.

Page | 202

Annual Reports and Accounts 2015

Notes to the Company Financial Statements

1.            General Information

As also indicated in the Strategic Report and in the notes to the consolidated financial statements, IGT PLC is a public limited company organised under the laws of England and Wales. IGT PLC is the successor to GTECH and the sole shareholder of International Game Technology, a Nevada corporation (“IGT” or “Legacy IGT”).

IGT PLC’s principal executive offices are located at 66 Seymour Street, 2nd Floor Marble Arch House, London, W1H 5BT, U.K.

As also indicated in the notes to the consolidated financial statements, on 7 April 2015, GTECH acquired IGT through:

•                 The merger of GTECH with and into IGT PLC (the “Holdco Merger”), and

•                 The merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of IGT PLC with and into IGT (the “Subsidiary Merger” and, together with the Holdco Merger, the “Mergers”).

Prior to the Mergers, IGT PLC conducted no activities other than those incident to its formation and essentially had no assets or operations.

Page | 203

Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies

The company financial statements and accompanying notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS, reflect the application of significant accounting policies described below and elsewhere in the notes to the company financial statements.

Basis of Preparation

The company financial statements have been prepared in accordance with IFRS and the interpretations issued by the IFRS Interpretations Committee.

The financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial instruments and available-for-sale financial investments that have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000) (except share data) unless otherwise indicated.

The principal accounting policies have been consistently applied throughout the year.

The financial statements are prepared on a going concern basis.

Format of the company financial statements

The Company presents assets and liabilities in its balance sheet based on a current/non-current classification. An asset is current when it is:

•                 Expected to be realised or intended to be sold or consumed in a normal operating cycle;

•                 Held primarily for the purpose of trading;

•                 Expected to be realised within twelve months after the reporting period; or

•                 Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•                 It is expected to be settled in the normal operating cycle;

•                 It is held primarily for the purpose of trading;

•                 It is due to be settled within twelve months after the reporting period; or

•                 There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

Deferred tax assets and liabilities are classified as non-current assets.

The income statement is presented using a classification based on the function of expenses, rather than based on their nature of expense, as management believes this presentation provides information that is more relevant.

The statement of changes in equity include only details of transactions with owners.

Page | 204

Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

Comprehensive income is presented in two statements; a separate income statement and a statement of comprehensive income.

The statement of cash flows are presented using the indirect method.

The company financial statements provide comparative information in respect of the previous period. In addition, the company presents an additional statement of financial position at the beginning of the earliest period presented when there is a material retrospective application of an accounting policy, a material retrospective restatement, or a material reclassification of items in its financial statements.

The Company’s principal accounting policies are described below.

Use of Estimates

The preparation of the company financial statements requires to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Company in preparing these financial statements include the timing of revenue recognition, allowance for doubtful accounts and credit losses, the amount of the provision for income taxes and the valuation of deferred taxes.

Foreign Currency Translation

The Company’s financial statements are presented in U.S. dollars.

Transactions and balances

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised by the Company at their respective functional currency rates prevailing at the date of the transaction. At the end of each reporting period, foreign currency monetary items are retranslated at the functional currency spot exchange rate in effect at the reporting date. The resulting foreign currency exchange differences are recorded in the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Fair Value of Financial Instruments

The Company applies the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, as well as those financial assets and liabilities that are not measured at fair value but for which fair value is disclosed.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. The guidance establishes a three-tiered fair value hierarchy that prioritises inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

•     Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Page | 205

Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

•     Level 2: Inputs that are observable in the marketplace other than those inputs classified as such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•     Level 3: Inputs that are unobservable in the marketplace and significant to the valuation.

Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.

For financial assets and financial liabilities that are recognised at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The carrying amounts reported in the company’s balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity.

Debt Issuance Costs and Premiums/Discounts

The Company accounts for incremental costs directly attributable to realising the proceeds of a debt issuance (“debt issuance costs”) and the difference between the net proceeds received upon debt issuance and the amount payable at maturity as adjustments to the carrying amount of the debt on its balance sheets. These adjustments are amortised to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term.

Investments in subsidiaries

Investments in subsidiaries are held at cost less accumulated impairment losses, if any.

Cash and Cash Equivalents

Cash and cash equivalents are composed of cash at banks and on hand and short-term highly liquid investments with an original maturity of ninety days or less. Cash equivalents are stated at cost.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognised directly in equity is recognised in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the income tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Page | 206

Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

Deferred income tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised except:

•     When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

•     In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

•     When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and

•     In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognised outside income or loss is recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in the income statement.

Share-based Compensation

Share-based compensation represents the cost related to share-based awards granted to directors and employees. The Company measures share-based compensation cost at the grant date, based on the

Page | 207

Annual Reports and Accounts 2015

2.   Summary of Significant Accounting Policies (continued)

estimated fair value of the award and recognises the cost as expense, net of estimated forfeitures, over the vesting period. The Company’s accounting policy is to follow the tax law ordering approach regarding net operating losses and determining when tax benefits are realised related to excess share option deductions that are recorded to equity. For awards that contain only a service vesting feature, the Company recognises compensation cost on a straight-line basis over the awards’ vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, the Company recognises compensation cost on a graded-vesting basis over the awards’ expected vesting period.

International Financial Reporting Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective. None of these is expected to have a significant effect on the company financial statements, except the following set out below:

•     IFRS 9, Financial instruments addresses the classification, measurement and recognition of financial assets and liabilities was issued in July 2015. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit and loss. The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

•     IFRS 15, Revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 will only impact revenue that is it not governed by IAS 39. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier adoption is permitted. The Company is not expected to have any impact from the application of this standard.

•     IFRS 16, Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. The standard replaces IAS 17 Leases and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Company is assessing the impact of IFRS 16.

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2.   Summary of Significant Accounting Policies (continued)

•     IFRS 9, 15 and 16 are yet to be endorsed by the European Union. There are no other IFRS or IFRS interpretations that are not yet effective that would be expected to have a material impact on the Company.

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Annual Reports and Accounts 2015

3.    Investments in subsidiaries

	For the year ended 31 December
($ thousands)	2015	2014

IGT	2,926,497	-
Lottomatica Holding S.r.l.	836,862	-
Others	204,528	-
	3,967,887	-

IGT

On 7 April 2015, in connection with the Subsidiary Merger, each IGT common share (having a par value of $0.00015625 each) was converted into the right to receive (1) $14.3396 in cash without interest and (2) 0.1819 ordinary shares, nominal value $0.10 per share, of IGT PLC. The final per share merger consideration for the IGT shareholders was determined pursuant to the process outlined in the Merger Agreement, which included the calculation of the “Gold Share Trading Price” of $20.2379.

Lottomatica Holding S.r.l.

IGT PLC as at 31 December 2015 fully owned Lottomatica Holding S.r.l., a company incorporated in Italy on 6 October 2014 as a società a responsabilità limitata. Lottomatica Holding is the Italian Holding company received as part of the net assets transferred in connection with the Holdco Merger. Lottomatica Holding directly owns all Italian subsidiaries previously internally received by GTECH, as part of the Italian reorganisation, by way of in-kind contributions or by way of sale and purchase agreements.

Others

This includes GTECH German Holdings Corporation GmbH (formerly Spielo International Germany GmbH), IGT Canada Solutions ULC (formerly GTECH Canada ULC) and Lottomatica Giochi e Partecipazioni S.r.l., fully owned companies received as part of the net assets transferred in connection with the Holdco Merger.

Included on page 193 is a full list of all group companies.

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Annual Reports and Accounts 2015

4. Related party disclosures

Loans receivable from related parties (which includes interest receivable shown as current) are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Non-current
IGT	6,128,717	-
Lottomatica Holding S.r.l.	1,243,433	-
IGT Global Solutions Corporation	314,565	-
Invest Games S.A.	462	-
	7,687,177	-

Current
Lottomatica Holding S.r.l.	64,341	-
Lottomatica Giochi e Partecipazioni S.r.l.	1,321
IGT Canada Solutions ULC	1	-
	65,663	-

IGT

The loans receivable outstanding as at 31 December 2015 from IGT are $6.1 billion, detailed as follows:

•    A $3,538.7 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears starting 30 April 2016 and annually thereafter. The loan, together with all accrued and unpaid interest, is due on or before 30 April 2027.

•    A $1,600 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears starting 7 April 2016 and annually thereafter. The loan, together with all accrued and unpaid interest, is due on or before 7 April 2027.

•    A $627.2 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears starting 13 May 2016 and annually thereafter. The loan, together with all accrued and unpaid interest, is due on or before 13 May 2027.

•    A $362.8 million loan receivable outstanding bearing interest at 5.625% per annum, with interest receivable in arrears starting 7 April 2016 and annually thereafter. The loan, together with all accrued and unpaid interest, is due on or before 7 April 2020.

Lottomatica Holding S.r.l.

The loan receivable outstanding as at 31 December 2015 from Lottomatica Holding is $1.3 billion (including current portion) and bears interest at 5.1% per annum, with interest receivable in arrears starting 28 January 2016 and annually thereafter. The loan, together with all accrued and unpaid interest, is due on or before 28 January 2025.

IGT Global Solutions Corporation

The loan receivable outstanding as at 31 December 2015 from IGT Global Solutions Corporation is $314.6 million and bears interest at 3.6% per annum. The loan, together with all accrued and unpaid interest, is due on 31 July 2018.

Lottomatica Giochi e Partecipazioni S.r.l.

The loan receivable outstanding as at 31 December 2015 from Lottomatica Giochi e Partecipazioni is $1.3 million and bears interest per annum at three month Euribor rate plus margin, with interest

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Annual Reports and Accounts 2015

4.    Related party disclosures (continued)

receivable in arrears on a quarterly basis. The loan, together with all accrued and unpaid interest, is due on 20 July 2016.

Receivables from related parties are as follows:

	For the year ended 31 December
($ thousands)	2015	2014
Current
Lottomatica S.p.A.	1,869	-
De Agostini S.p.A.	618	-
Lottomatica Holding S.r.l.	566	-
GTECH S.p.A.	-	265
	3,053	265

Receivables from related parties as at 31 December 2015 primarily resulted from:

•    Receivables from Lottomatica S.p.A. for debt issuance costs originally incurred by the company (as successor by merger of GTECH) being properly apportioned in connection with the splitting between the entities of the related Term Loan Facility.

•    VAT receivables from the ultimate controlling party De Agostini S.p.A. which are due in connection with the participation in the VAT liquidation of the De Agostini Group, pursuant to Article 73 u.c. of Italian D.P.R. no. 633/1972. Such receivables were received as part of the net assets transferred in connection with the Holdco Merger.

•    Guarantee fees receivables from Lottomatica Holding S.r.l. received as part of the net assets transferred in connection with the Holdco Merger.

Loans payable to related parties (which includes interest payable) are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Non-current
IGT Global Services Limited	66,901	-
	66,901	-

Current
Lottomatica Holding S.r.l.	714,236	-
Lottomatica S.p.A.	441,851	-
IGT Canada	12,337	-
IGT Mexicana de Juegos, S. de R.L. d S.V.	9,170	-
IGT Global Services Limited	5,694	-
IGT Global Solutions Corporation	-	67,416
	1,183,288	67,416

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Annual Reports and Accounts 2015

4.    Related party disclosures (continued)

Loan payables are primarily to:

IGT Global Services Limited

The loan payable outstanding as at 31 December 2015 to IGT Global Services Limited is $72.6 million (including current portion) and bears interest at 5% per annum, with interest payable in arrears starting 30 June 2016 and annually thereafter. The loan, together with all accrued and unpaid interest, is due on or before 30 June 2020.

Lottomatica Holding S.r.l.

The loans payable outstanding as at 31 December 2015 to Lottomatica Holding S.r.l. are $714.2 million, detailed as follows:

•     A $386.5 million loan payable outstanding bearing interest at 2.2% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 3 April 2016.

•     A $218.9 million loan payable outstanding bearing interest at 2.033% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 28 March 2016.

•     A $108.9 million loan payable outstanding bearing interest at 2.06% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before 29 December 2016.

Lottomatica S.p.A.

The loan payable outstanding as at 31 December 2015 to Lottomatica S.p.A. is $441.9 million and bears interest at 2% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on 9 April 2016.

Loans receivable and payable from/to related parties are financial assets and liabilities not measured at fair value and can be considered Level 3 in the fair value hierarchy. Their carrying value approximate fair value given they have just been outstanding in 2015

Payables to related parties, including guarantee fees, are as follows:

	For the year ended 31 December
($ thousands)	2015	2014

Current
Various	10,236	-
IGT Global Solutions Corporation	4,203	-
GTECH UK Interactive	202	-
	14,641	-

The Company has intercompany guarantee fees payables, net to various entities of the Group for $10.2 million.

Payables to IGT Global Solutions Corporation as at 31 December 2015 primarily resulted from management fee recharges.

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Annual Reports and Accounts 2015

4.    Related party disclosures (continued)

Loans receivable and payable from/to related parties are financial assets and liabilities not measured at fair value and can be considered Level 3 in the fair value hierarchy. Their carrying value approximate fair value given they have just been outstanding in 2015 and they are relatively long-term in nature.

Related party income, net is as follows:

	For the year ended
	31 December 2015
($ thousands)	Subsidiaries	IGT

Related party income
Interest income on loans receivable	332,986	-
Other income, net	-	112,757
Interest expense on loans payable	(16,625)	-
	316,361	112,757

In April 2015, Invest Games S.A., a wholly owned subsidiary of IGT PLC organised under the laws of the Grand Duchy of Luxembourg, was converted to Invest Games S.á.r.l, a private limited liability company (“Invest Games”). IGT PLC then sold all of the shares of Invest Games by way of an intercompany loan agreement and promissory note to IGT recognising a gain of $112.8 million. Invest Games was received by IGT PLC as part of the net assets transferred in connection with the Holdco Merger.

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Annual Reports and Accounts 2015

5.   Debt

	For the year ended 31 December
($ thousands)	2015	2014

6.250% Senior Secured Notes due 2022	1,468,875	-
6.500% Senior Secured Notes due 2025	1,084,249	-
4.750% Senior Secured Notes due 2023	912,418	-
4.125% Senior Secured Notes due 2020	752,212	-
5.625% Senior Secured Notes due 2020	592,245	-
Senior Secured Notes	4,809,999	-

6.625% Senior Secured Notes due 2018	532,705	-
4.750% Senior Secured Notes due 2020	519,193	-
Legacy GTECH Notes	1,051,898	-

Term Loan Facilities due 2019	433,345	-
Revolving Credit Facilities	187,947	-
Capital Securities due 2066	49,472	-
Long-term debt, less current portion	6,532,661	-

The principal balances of each debt obligation and a reconciliation to the balance sheet follows:

	For the year ended 31 December 2015
		Debt issuance	Premium	Fair value
($ thousands)	Principal	cost, net	(Discount)	Adjustment	Total

6.250% Senior Secured Notes due 2022	1,500,000	(20,610)	-	(10,515)	1,468,875
6.500% Senior Secured Notes due 2025	1,100,000	(15,751)	-	-	1,084,249
4.750% Senior Secured Notes due 2023	925,395	(12,977)	-	-	912,418
4.125% Senior Secured Notes due 2020	762,090	(9,878)	-	-	752,212
5.625% Senior Secured Notes due 2020	600,000	(7,755)	-	-	592,245
Senior Secured Notes	4,887,485	(66,971)	-	(10,515)	4,809,999

6.625% Senior Secured Notes due 2018	544,350	(11,645)	-	-	532,705
4.750% Senior Secured Notes due 2020	544,350	(25,157)	-	-	519,193
Legacy GTECH Notes	1,088,700	(36,802)	-	-	1,051,898

Term Loan Facilities due 2019	435,480	(2,135)	-	-	433,345
Revolving Credit Facilities due 2019	195,966	(8,019)	-	-	187,947
Capital Securities due 2066	49,530	(58)	-	-	49,472
Total Debt	6,657,161	(113,985)	-	(10,515)	6,532,661

See consolidated debt footnote for a table summarising the maturity profile of the Company’s related significant debt commitments as at 31 December 2015 and for all other significant debt disclosures including fair value hierarchy.

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Annual Reports and Accounts 2015

6.   Issued capital and retained earnings

31 December 2015
Ordinary shares outstanding, issued and fully paid
Ordinary shares	200,244,239
USD par value per share	0.10
Share capital ($ thousands)	20,024

Even though some of the net assets transferred to IGT PLC in connection with the Holdco merger were not investments, merger relief applied in respect of all of the shares issued by the Company and therefore no share premium arose on the transaction. Accordingly a Merger Reserve was recognised for the difference between the book values of the net assets recognised in IGT PLC and the aggregate nominal value of the newly issued shares. Given the net assets relating to this Merger Reserve did not represent qualifying consideration (i.e. the reserve was unrealised), it was determined to capitalise the Merger Reserve (as such creating Share Premium reserve) and reduce that capital via a Court approved capital reduction in accordance with the provisions of Section 645 of the Companies Act 2006.

On 3 June 2015 the High Court of Justice, through consent of all creditors, ordered the reduction of capital and the cancellation of the Share Premium account as such creating distributable reserves as a matter of law.

Retained earnings as at 31 December 2015, net of the dividends paid during the year, amount to $3,651.8 million and represent the distributable reserve out of which to further declare and pay dividends.

See consolidated Dividends per share note 29 for additional information on the dividends paid throughout the year.

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Annual Reports and Accounts 2015

7.            Interest Expense

	For the year ended 31 December	For the period from inception to 31 December
($ thousands)	2015	2014

6.250% Senior Secured Notes due 2022	(82,900)	-
6.500% Senior Secured Notes due 2025	(64,018)	-
4.750% Senior Secured Notes due 2023	(40,457)	-
5.625% Senior Secured Notes due 2020	(31,133)	-
6.625% Senior Secured Notes due 2018	(30,623)	-
4.125% Senior Secured Notes due 2020	(29,896)	-
4.750% Senior Secured Notes due 2020	(23,145)	-
Revolving Credit Facilities	(15,499)	-
Bridge Facility	(14,540)	(35,866)
Term Loan Facilities due 2019	(6,638)	-
Capital Securities due 2066	(3,178)	-
Other	(30)	-
	(342,057)	(35,866)

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Annual Reports and Accounts 2015

8.            Income tax credit

The Company’s profit before income tax for the year ended 31 December 2015 of $20.0 million includes a $112.8 million gain on sale of Invest Games (as disclosed in note 4 of these company financial statements) which is not taxable in the UK. This reduces the tax charge for the year, compared to that based on the statutory profit before income tax disclosed, by $22.8 million.

The Company’s tax charge also principally reflects the charge resulting from the $14.6 million tax litigation settlement referred to in note 12 to the Group financial statements.

Consequently, the Company’s total tax credit for the year of $6.1 million represents an effective rate of -30.5% (2014: 11.1%) which is lower than the UK statutory tax rate impacting the Company for the year of 20.25% (2014: 21.5%).

At December 31, 2015, the Company has recognised a deferred tax asset of $24.5 million ($7.7 million at December 31, 2014) related to operating losses which may be carried forward indefinitely.

The recognition of these assets is based on expectations that sufficient taxable income will be generated in future years to utilise the tax loss carry forwards.

Deferred tax assets are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

The $24.5 million deferred tax asset is reflected at tax rates enacted by the 2015 UK Finance Bill. Other provisions of the Finance Bill are not expected to have a material impact on the Company.

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